

2022
Annual Report
to Shareholders

Twin Vee PowerCats Co.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission file number 001-40623

TWIN VEE POWERCATS CO.

(Exact name of registrant as specified in its charter)

Delaware	**27-1417610**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3101 S US-1 Ft. Pierce, Florida	**34982**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(772) 429-2525**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	VEEE	The Nasdaq Stock Market, LLC (The Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of a share of the registrant's common stock on June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) as reported by the Nasdaq Capital Market on such date was approximately $0 . Shares of the registrant's common stock held by each executive officer, director and holder of 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of March 28, 2023, there were 9,520,000 shares of Common Stock, $0.001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: None

TWIN VEE POWERCATS CO.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, contained in this Annual Report on Form 10-K, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements contained in this Annual Report on Form 10-K are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Annual Report on Form 10-K, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control), and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements.

As a result of these and other factors, we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NOTE REGARDING COMPANY REFERENCES

Throughout this Annual Report on Form 10-K (the "Annual Report"), "Twin Vee," "the Company," "we" and "our" refer to Twin Vee PowerCats Co.

Summary Risk Factors

The following is a summary of the key risks relating to the Company. A more detailed description of each of the risks can be found below under the heading the "Risk Factors" in Part I, Item 1A.

- General economic conditions, particularly in the U.S., affect our industry, demand for our products and our business, and results of operations.

- Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

- There is limited public information on our operating history.

- Our business is affected by interest rates and energy prices affect product sales.

- Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control.

- We depend on our network of independent dealers, face increasing competition for dealers and have little control over their activities.

- Our success depends, in part, upon the financial health of our dealers and their continued access to financing.

- Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

- A natural disaster, the effects of climate change, or disruptions at our manufacturing facility could adversely affect our business, financial condition and results of operations.

- If we fail to manage our manufacturing levels while still addressing the seasonal retail pattern for our products, our business and margins may suffer.

- We have a large, fixed cost base that will affect our profitability if our sales decrease.

- We may be required to repurchase inventory of certain dealers.

- Termination or interruption of informal supply arrangements could have a material adverse effect on our business or results of operations.

- We rely on one manufacturer to supply our engines and do not have any long terms commitments from such manufacturer.

- Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

- Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our results of operations.

- Demand in the powerboat industry is highly volatile.

- General economic conditions, particularly in the U.S., affect our industry, demand for our products and our business, and results of operations.

- Our industry is characterized by intense competition, which affects our sales and profits.

- Our planned fully electric sport boat has not yet been developed, and even if developed, an interest in it may not develop.

- Forza's planned distribution model is different from the predominant current distribution model for boat manufacturers, which subjects us to substantial risk and makes evaluating our business, prospects, financial condition, results of operations, and cash flows difficult.

- Our ability to generate meaningful product revenue from our electric-powered boats will depend on consumer adoption of electric boats.

- The capacity of the manufacturing facility that Twin Vee and Forza utilize is not expected to be sufficient to support our future growth and business plans.

- The electronic vehicle (EV) industry and its technology are rapidly evolving and may be subject to unforeseen changes, which could adversely affect the demand for our boats or increase our operating costs.

- Forza X1's patent applications may not issue as patents, which may have a material adverse effect on its ability to prevent others from commercially exploiting products similar to its products.

- We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

- We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

- For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

- Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

- We have broad discretion in the use of the net proceeds that we received from our initial public offering that closed in July 2021 and may not use them effectively.

- Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.


PART I


Item 1. Business.

General

Twin Vee PowerCats Co. ("Twin Vee" "we", "us" or the "Company") is a designer, manufacturer and marketer of recreational and commercial power catamaran boats. We believe our company, founded in 1996, has been an innovator in the recreational and commercial power catamaran industry. Our twin-hull catamaran running surface, known as a symmetrical catamaran hull design, adds to the Twin Vee ride quality by reducing drag, increasing fuel efficiency and offering users a stable riding boat. Twin Vee's home base operations in Fort Pierce, Florida is a 7.5-acre facility with several buildings totaling over 75,000 square feet. We currently employ approximately 170 people.

We have organized our business into three operating segments: (i) our gas-powered boat segment, which manufactures and distributes gas-powered boats; (ii) our electric-powered boat segment, which is developing fully electric boats, through our majority owned subsidiary, Forza X1, Inc., a Delaware corporation ("Forza") and (iii) our franchise segment, which is developing a standard product offering and will be selling franchises across the United States through our wholly owned subsidiary, Fix My Boat, Inc., a Delaware corporation. Initially Forza was also our wholly owned subsidiary that became a majority owned subsidiary in August 2022, when Forza consummated the initial public offering of its shares of common stock, which are now listed on The Nasdaq Capital Market, resulting in our ownership of 67% of the outstanding common stock of Forza.

Our gas-powered boats allow consumers to use them for a wide range of recreational activities including fishing, diving and water skiing and commercial activities including transportation, eco tours, fishing and diving expeditions. We believe that the performance, quality and value of our boats position us to achieve our goal of increasing our market share and expanding the power catamaran boating market. We currently primarily sell our boats through a current network of 20 independent boat dealers in 34 locations across North America and the Caribbean who resell our boats to the end user Twin Vee customers. We continue recruiting efforts for high quality boat dealers and seek to establish new dealers and distributors domestically and internationally to distribute our boats as we grow our production and introduce new models. Our gas-powered boats are currently outfitted with gas-powered outboard combustion engines.

Due to the growing demand for sustainable, environmentally friendly electric and alternative fuel commercial and recreational vehicles, our majority owned subsidiary, Forza, is designing and developing a line of electric-powered boats utilizing our electric vehicle ("EV") technology to control and power our boats and proprietary outboard electric motor. Forza's mission is to inspire the adoption of sustainable recreational boating by producing stylish electric sport boats.

Information about Twin Vee can be found on our website, http://www.twinvee.com/. Information on our website is not incorporated by reference into this Annual Report and you should not consider any information that is contained on or can be accessed through our website as part of this Annual Report. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act requires us to file periodic reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at http://www.sec.gov.

Business of Our Segments

Gas-powered Boats

Our gas-powered boat segment, which accounted for 100% of our net revenue in the 2022 fiscal year and 99% of our net revenue in the 2021 fiscal year, is located in Fort Pierce, Florida. We believe our company has been an innovator in the recreational and commercial power catamaran industry. We currently have 16 gas-powered models in production ranging in size from our 24-foot, dual engine, center console to our 40-foot offshore 400 GFX. Our twin-hull catamaran running surface, known as a symmetrical catamaran hull design, adds to the Twin Vee ride quality by reducing drag, increasing fuel efficiency and offering users a stable riding boat. Our home base operations for our gas-powered boats is in Fort Pierce, Florida and is a 7.5-acre facility with several buildings totaling over 75,000 square feet. We currently employ approximately 170 people.

During the 2022 fiscal year, we focused our efforts on increased throughput through our facility, and fully integrating the new models that we introduced in 2021. In February 2023, we announced our launch of our new LFG Marine, a new-monohull boat brand that will initially include a 22-inch center console monohull, a 25 inch dual console, single-engine day boat, a 22 inch dual console monohull and a 25 inch deck boat, single engine. We delivered the first LFG Marine boats in January of 2023. The LFG Marine brand is expected to appeal to first-time boat buyers, the freshwater market, and consumers that prefer a monohull boat opening a significantly larger portion of the market share to Twin Vee.

During the year ended December 31, 2022, one individual dealers had sales of over 10% of our total sales, and one customer represented 12% of total sales. During the year ended December 31, 2021, five individual customers had sales of over 10% of our total sales and combined these five customers represented 67% of total sales.

Twin Vee's Twin-Hull Shape

Twin Vee catamaran boats are designed for a dry and smooth ride. As a Twin Vee moves through the water, the boat's symmetrical catamaran hull has lifting strakes on the side of each hull. Lifting strakes are known to produce lift at the bow of a boat by displacing water, allowing the boat to, in essence, glide above the water rather than lumber through it. Twin Vee's lifting strakes work to not only create lift, but also to make the ride smoother. The forward motion of a catamaran boat lifts water up towards the top of the tunnel while pushing the water inward to form two counter-flowing vortexes. As these vortexes are being formed, the Twin Vee hull design aerates these vortexes with small air bubbles, which are then compressed at an increasing rate as the vortexes move down the tunnel. It is the kinetic energy stored in these compressed air bubbles, which creates \ a smooth and stable ride. As speed increases, the kinetic energy increases at a non-linear rate as more and more air is induced into the increasingly faster flowing vortexes. The trailing surfaces the Twin Vee hulls are specifically designed to facilitate propulsion efficiency by discharging the kinetic energy and air bubbles from the counter-flowing vortexes upon exiting astern, thus providing the propellers with a steady flow of super clean and highly ordered water.

This fact, combined with a catamaran's soft ride, results in Twin Vee's renowned efficiency and smooth, seaworthy safety. At speed, the Twin Vee's displacement hull slices through the water, traveling with the shape of the seas rather than flying over them and experiencing reentry shock. This results in a stable and smooth ride. The following are some benefits of the catamaran, or Twin Vee's, hull shape.

Power Catamaran Hull Benefits

- **Catamaran stability.** Catamarans have parallel hulls on the outer edges of the boat rather than in the middle, providing superior stability. Twin Vee hulls travel with the wave shapes because the buoyancy is to the outside, resisting the snap roll pendulum motion of deep vee monohulls. A Twin Vee wider footprint negates the effects of rolling seas, making them less likely to capsize and reduce seasickness.

- **Shallow draft for travelling in "skinny" waters**. The weight of the boat is distributed to two hulls for a shallower draft. The shallow draft of the Twin Vee design provides access to areas that conventional hulls cannot reach. With a Twin Vee, you can enjoy the beach and not have to wade in the water to get there.

- **More usable deck space**. The relatively rectangular design of the Twin Vee expanded deck area allows for more usable deck space than monohulls. Twin Vee boats are wider in the bows providing more open area in open models and bigger berths in cabins. Lounge in the front of a Twin Vee dual console and then jump into a similar-sized monohull.

- **Single engine get home capability**. Twin Vee catamaran hulls do not need planning speed power to travel rapidly on a single engine. Minimum bow rise for greater visibility, a Twin Vee deck is parallel to the water at all speeds allowing you to maintain your line of sight and giving you greater fuel efficiency.

- **Docking and maneuverability**. With the extra separation between the motors, over most mono hull boats, you can cross-clutch the motors and turn or spin the boat up to its own length.

- **Maintains a plane at lower speed for fuel efficiency**. The catamaran hull can maintain a plane at lower speeds and catamaran boats create less drag in turn offering better fuel efficiency and a more economical boat to maintain.

- **Fish one side of a Twin Vee**. Enjoy fishing without the extreme listing of a monohull.

Twin Vee's Mono-Hull

We expect our new LFG Marine bring to appeal to first-time boat buyers, the freshwater market and consumers that prefer a mono-hull boat.

Franchise

Our franchise segment is being developed and we plan to utilize a franchise model for marine mechanics across the country through our wholly owned subsidiary, Fix My Boat, Inc.

Electric-Powered Boats

The mission of Forza is to inspire the adoption of sustainable recreational boating by producing stylish electric sport boats. Forza is focused on the creation, implementation and sale of electric boats utilizing our electric vehicle ("EV") technology to control and power its boats and proprietary outboard electric motor. Forza's electric boats are being designed as fully integrated electric boats including the hull, outboard motor and control system.

We believe traditional marine manufacturers are at a crossroads and face significant industry-wide challenges. Much like in the automotive industry, the reliance on the gasoline-powered internal combustion engine as the principal marine powertrain technology has raised environmental concerns, created dependence among industrialized and developing nations on oil-primarily imported from foreign countries, exposed consumers to volatile fuel prices, and inhibited innovation in alternative fuel powertrain technologies.

Forza was initially our wholly owned subsidiary and prior to Forza's incorporation on October 15, 2021, it operated as the Electra Power Sports™ Division of Twin Vee. Following our initial public offering that closed on July 23, 2021, we determined in October 2021 that for several reasons that include, but are not limited to, avoiding confusion in the marketplace between our legacy gas-powered line of boats, that the company would market its new independent line of electric boats under a new brand name (and new subsidiary) separate and apart from us. Twin Vee and Forza X1 brands are unique in their own way, including (i) the profile of the targeted Forza X1 customer who is environmentally conscious and would purchase an electric boat versus gas-powered model, (ii) the marketing and sales strategy of each company, and (iii) Twin Vee's use of a third-party dealer network whereas Forza X1 plans on implementing a digital direct to consumer model. In addition, electric powered boats will require a specific and unique level of training and knowledge for supporting and servicing the technical and warranty claims that might arise. The service and support of gas and electric powered boats are very different, and it became clear to us that Forza required its own unique brand.

To date, Forza has completed the designs of its first boat, the FX1. Unlike the two prototypes developed by us, the FX1 model will not be a retrofitted Twin Vee catamaran hull with an electric propulsion system. Instead, the FX1 model is being built based on an entirely new design that will incorporate the same control system as the second prototype. Forza's initial two models, the FX1 Dual Console and FX1 Center Console, are being designed to be 25-foot in length, have an 8' beam or width and utilize a catamaran hull surface to reduce drag and increase run times. To date, Forza has completed the design of the 25-foot FX dual console model, including hull, deck and small parts. We have completed the design of the 25-foot FX dual console model, including hull, deck and small parts. This design has gone from an intellectual concept in CAD to fiberglass and foam plugs, fiberglass molds and, finally, working boat parts in just over one year. The initial launch of FX1 will include Forza's proprietary single electric outboard motor. Both FX1 models are being designed with advanced high-powered, liquid-cooled lithium battery packs that will be provided by the third party supplier with whom we have entered into a five year supply agreement and a vehicle control unit with proprietary control software all integrated into a 22-inch master control touch screen that will be used to control most functions of the boat.

On October the 28th, 2022, the running surface of the boat and all major components were tested successfully for several hours on the Indian River Lagoon in Fort Pierce, Florida. While the motor and control systems have been successfully trialed previously, this was the first voyage including all major components, production batteries, fully functioning "alpha" engine design, control system - including 22" Garmin screen, and Osmosis telematics unit. The performance of the boat exceeded all expectations and will provide a great baseline for improvements, iterations, and design enhancements. We ultimately reached over thirty miles per hour.

Subsequent to the initial prototype boat, Forza has built four more prototypes: two more FX-style catamarans, one deck boat and one 22-foot center console monohull. These prototypes have been fully built out and were run in March of 2023. The engine design and lower units and the control system cabling have been revamped and improved in each iteration. The monohull will feature a single battery and the deck boat will, like the FX, utilize a two-battery system. The batteries and engines are liquid-cooled and unique improvements to the heat exchanges have improved performance. Forza has now completed its telematics unit design and has a beta app on the Apple app store. This will allow for remote monitoring of all of the parameters of the battery and engine for both the end user and the factory. Additionally, Forza has improved its user interface through the Garmin control screen to provide well-designed pages showing operating characteristics and conformance to control parameters.

Forza continues to anticipate revenues from the sale of these fully integrated electric boats and motors to commence in late 2023. Forza will continue to build prototype engines and boats for the next six to nine months.

Forza has filed three design and four utility patent applications with the U.S. Patent and Trademark Office relating to, among other things, its propulsion system being developed and boat design.

Our Strategy

Overall Strategy

We intend to capitalize on the thriving broader marine industry through the following strategies:

Develop New and Innovative Products in Our Core Market. As an innovator, designer, manufacturer, and marketer of catamaran powerboats, we strive to design new and inventive products that appeal to a broad customer base. We intend to launch a number of new products and features with best-in-class quality, with the goal of increasing sales and significant margin expansion. For example, we currently have 8 gas-powered models in production ranging in size from our 24-foot, dual engine, center console to our newly designed 40-foot offshore 400 GFX. We designed our first monohull boat, a 22 foot, available in both center and dual consoles. This is the first boat in a line of boats, that will be sold under our new LFG Marine brand. Furthermore, our unique new product development process enables us to renew our product portfolio with innovative offerings at a rate that we believe will be difficult for our competitors to match without significant additional capital investments. We intend to release new products and features multiple times during the year, which we believe enhances our reputation as a cutting-edge boat manufacturer and will drive consumer interest in our products.

Increase the Power Boat Category Segment. Our near-term product development strategy is to expand our product line to reach underserved segments of the catamaran and monohull powerboat category that are distinct from our traditional customer base. With our existing supplier relationships, material agreements, and manufacturing processes, should allow us to offer this product line at an attractive price point for the consumer while sustaining our gross margins and the product attributes critical to the Twin Vee brand.

Capture Additional Share from Adjacent Boating Categories. Another focus is to grow our market share is to enhance our ability to introduce new products with increased versatility, functionality, and performance to a more expansive customer base that values boats for both water sports and general recreational boating purposes. We intend to launch several marketing campaigns that will focus on new product launches and help to educate the market on our value proposition to customers.

Effectively Manage Dealer Inventory and Further Strengthen Our Dealer Network. We view our dealers as our partners and product champions. Therefore, we will continue to devote significant time and resources to finding high quality dealers and developing and improving their performance over time. We believe the quality and trust in our dealer relationships are more beneficial to our long-term success than the quantity of dealers. We currently have a network of 20 independent boat dealers in 34 locations across North America, the Caribbean and Central America.

Increase Our Sales in International Markets. We believe we have a brand that will have natural growth in international markets. Catamaran powerboats have already been accepted as the norm in many international markets. For example, with catamaran powerboats currently being 5% of the US market, catamaran powerboats make up over 30%, as of 2020, of the Bahamian market. Based on our brand and product offering, as well as out potential distribution strengths, we believe we are well positioned to leverage our reputation and capture additional international sales. We believe that we will increase our international sales by promoting our products in developed markets where we have a dealer base and in international markets where rising consumer incomes are expected to increase demand for recreational products, such as Australia, Europe, Israel, Dubai and Brazil. We are also developing new product offerings that will specifically target certain product demand from our international consumers and that we believe will drive further sales growth in international markets.

EV/Forza Specific Strategy

Forza plans to market and sell its model offerings in a variety of ways. One way will be to operate in a fundamentally different manner and structure than traditional marine manufacturers and boat dealers by adopting a direct-to-consumer sales and delivery model. Forza is building a dedicated web and app-based platform for sales, deliveries, and service operations to change the traditional boat buying and marine service experience through technological innovation, ease of use, and flexibility. Forza intends to employ an integrated, digital-first strategy that is convenient and transparent for our customers and efficient and scalable to support its growth. Additionally, to support those looking for a more traditional way of purchasing a boat, or to accompany trade-ins, financing needs, and training or in states where there are limitations on direct sales, Forza will also market its boats through a partnership with OneWater Marine, Inc. ("OneWater"), one of the largest dealership networks in the United States. Forza, believes its approach will enable us to provide the best of both worlds to prospective customers and support its mission to electrify recreational boating for mass production.

Currently, Forza's web and app-based platform is expected to include the following:

- **Build and Price Boats**. The web and app platform will offer prospective buyers a place to examine photos and videos of our boats, which will all have a single price based on the model type and a few available options. For example, the consumer would have four gel coat exterior choices, three interior upholstery choices, and an option to increase the battery pack capacity for extended run times. Other options would include charging cords and plugs, boating items such as bumpers, covers, and fun add-ons like clothing, allowing consumers to "personalize" their Forza X1 purchase.

- **Financing**. Prospective customers will be able to apply for third-party consumer financing to complete or supplement their purchase through our web and app platform.

- **Delivery**. Once manufactured, the boat will be delivered directly to a customer's home, marina, or wherever they choose. The scheduling, communication, and support necessary for coordinating touchless delivery of Forza boats would all be accomplished over the website or app.

- **Servicing**. Forza intends to offer highly tailored and differentiated services that enable intuitive experiences throughout the entire customer lifecycle, such as warranty, repair, or other service assistance for their boats. Forza expects this all-inclusive approach will provide higher customer satisfaction, create strong brand loyalty, and increase operational efficiency while simultaneously allowing us to capture a more significant share of the entire lifecycle value of every Forza X1 boat produced. Forza anticipates having internal staff with the capability to provide an OTA update to resolve the issue remotely without the boat ever leaving the customer's sight. As part of its customer satisfaction drive, Forza plans for its staff to make mobile service calls to the boat docks. It also intends to enter into partnering arrangements with third parties to address service needs that require more than a mobile service visit and plans to arrange for the boat to be picked up and brought to one of our partnered service centers. If a service center is not available in a customer's area, for approved warranty repairs we will permit the owners to take their boat to their local service center who will then invoice us.

- **Customer Service and Feedback**. Forza will utilize customer insights and feedback submitted via its web and app-based platform to improve its offerings by adding new capabilities and functionality. Expanded offerings based on consumer-driven feedback and data is expected to attract more customers, deepen existing customer relationships, and allow Forza to innovate more quickly.

- **Training**. Forza intends to provide a series of videos that demonstrate our boats' safe operation and upkeep. These videos would be accessible on Forza's web and app platform and the boat's onboard computer for quick access.

With respect to the foregoing, Forza has not yet: (i) entered into any arrangements with third parties to provide financing services through its web and app platform, or (ii) hired staff for our intended support and service department. Forza is still in the initial stages of establishing its distribution and service plans. It expects to commence selling to end-user customers by the end of 2023. Forza is currently in the process of identifying the states its will be allowed to sell direct-to-consumer. For states that have do not allow such an arrangement, Forza intends to make sales through OneWater Marine, Inc.'s ("One Water") locations. OneWater will be able to forecast how many FX1 boats they initially require, and after production, we will have the boats transported to the dealerships.

Similarly, Forza is in the process of identifying potential marine service centers and technicians it would like to form strategic relationships with to ensure that it has a comprehensive service support system in place when its FX1 boats are sold, it will utilize OneWater dealerships and service centers where they are available. Forza will also work to establish its 500-mile radius mobile service vans and trucks before selling the first Forza X1 product so that local customers will have that option.

The OneWater Agreement

Additionally, to support those looking for a more traditional way of purchasing a boat, or to accompany trade-ins, financing needs, and training, we will also market our boats through a partnership with OneWater, one of the largest dealership networks in the United States. We believe our approach will enable us to provide the best of both worlds to prospective customers and support our mission to electrify recreational boating. On August 17, 2022, we entered into a five-year agreement with OneWater to establish our customer experience and service centers in OneWater's current and future locations and other strategic locations across the United States pursuant to which OneWater will be the sole dealer distributing our products and OneWater's retail locations may be used as potential delivery points for customers to pick up our products. We retained the right to sell our products directly to customers. The agreement may be terminated by either party for breach upon thirty days' notice and without cause upon three months' notice.

Forza's Future Service Network

Forza intends to develop a support and service department that will include technicians, service representatives, quality control specialists and customer satisfaction agents. Moreover, it aims to provide convenient and comprehensive service coverage in all markets where its boats are sold, which customers may access through a comprehensive service and support website and app.

The website and app platform will be the cornerstone of Forza's services and repair program. Forza has selected a web design firm for the development of its website and app. Its goal is to have the app completed by the second quarter of 2024. Forza's customers would be able to report through its app or interact directly with its service support team to schedule an appointment with a Forza X1 mobile service van, perform remote diagnostics or help arrange appointments with partnered boat repair technicians, marinas, and service centers with whom Forza has strategic relationships, arrange for service or repair work, or even schedule the boat's transportation back to the Forza X1 factory if needed.

Forza believes that Forza X1 mobile service vans and trucks will be able to perform a majority of physical service calls at a customer's home, marina, dock, or wherever our boats might be located, offering a level of convenience at lower cost than traditional dealer-owned service centers. These mobile service vans and trucks will travel to the location of the electric boats for repair, or if the boat cannot be repaired at such location, then the Forza technician will have a vehicle capable of towing the boat back to the Forza factory, where the boat will have access to a more significant amount of repair and support staff.

Forza believes that its electric vehicles will require less service than gas vehicles because electric vehicles are simpler to maintain than internal combustion vehicles. The outboard motor system is expected to be less susceptible to wear and tear by exchanging hundreds of moving parts for only a few. There are no spark plugs or engine motor oil to change or worry about.

Additionally, remote diagnostics will allow Forza to find issues with customer boats remotely, in real time. In many cases, Forza's service team will be able to provide an OTA update to resolve the issue without the customer's boat ever leaving the customer's sight. Forza's mission will be to make the servicing of our products as simple as possible by connecting to and utilizing diagnostics technology in every Forza boat. Whether a customer needs maintenance or needs repairs, we intend to provide convenient and comprehensive service and warranty coverage for its customers throughout the country.

Customers who lack Forza service access through its network of mobile services vans and trucks will be able to utilize the traditional warranty claim process, which is standard throughout the recreational boat industry. In Forza's case, a customer will contact Forza through its website or app and speak with its support and service department and provide them with details about the issues they are experiencing with their boat. If over-the-air updates to software or hardware are insufficient to solve the problems and FX1 customer experience and service center or mobile service van are not within range of the customer, its support and service department will provide assistance.

In the case of a covered warrantable issue, Forza's support and service department will put them in contact with a local partnered boat repair service technicians or arrange transportation of the boat to one of our partnered marinas and service centers. If none are available in a customer's area, our support and service department would instruct the customer to obtain a quote for the covered warranty repair work and labor at a marine service center of their choosing. They would transmit the quote for the necessary repair work to Forza's support and service department for approval. Once approved, the work is completed on the covered warrantable repairs, and Forza will pay the marine service center directly.

There may be instances where the customer's issue is too technical for a traditional marine service center (e.g., issues related to the EV components of the boat). In such cases, Forza's support and service department would coordinate with the customer to have the boat picked up on a trailer and towed to our manufacturing facility in Fort Pierce, Florida, for service.

If a customer contacts Forza's support and service department for maintenance or an issue not covered under warranty, then its support and service department would be able to coordinate with them to arrange service with a mobile service van, partnered boat repair technician, or partnered marina or service center and the customer will be responsible for paying them directly.

Forza is still in the initial stages of establishing our service plans. Forza is in the process of identifying potential marinas, service centers, and technicians we would like to form strategic relationships with to ensure that it has a comprehensive service support system in place when our FX1 boats are sold. Although Forza is planning to eventually internalize most aspects of boat warranty and service through our mobile service vans and trucks over time, initially, Forza plans to operate them within 500 miles of the Forza factory and partner with third parties elsewhere to enable nationwide coverage for its customers' boat service and warranty repair needs.

Forza's plans for its electric boats include the following strategies:

- ***Successfully Launch the FX1***. Forza believes the successful launch of its first commercially available electric boat is critical to its ability to capitalize on the marine electric vehicle market opportunity and establish itself as leaders in the industry. Forza completed the initial prototype in 2022 and plans to commence commercial scale production in late 2023.

- ***Invest in Infrastructure.*** Forza is investing $8.0 million from its August 2022 initial public offering to build a factory solely for the manufacture of Forza's new line of electric boats. The initial phase of our new factory will be 50,000 square feet, that will have a capacity of 550 units annually. The site has been cleared and the rough grading is approximately 80% complete.

- ***Use a Common Platform to Introduce New Models***. Forza intends to design the FX1 with an adaptable platform architecture and common electric powertrain to provide the flexibility to use the FX1 platform to launch subsequent electric boat models cost-efficiently.

- ***Focus on Technological Advancements and Cost Improvement***. Forza intends to constantly look for ways to improve upon and further develop our proprietary electric powertrain system while reducing its manufacturing cost.

- ***Build Forza's Company-Owned Sales and Service Network***. Forza is programming and building its expansive and vertically integrated customer-centric web and app platform to connect with customers for an end-to-end experience encompassing everything from buying, financing, delivery, servicing, and training. This customer-centric approach to sales and service will simplify accessing necessary information for potential buyers and current owners in an easily accessible and streamlined online space.

- ***Leverage Industry Advancements in Battery Cells***. Forza intends to leverage the substantial investments made globally by battery cell manufacturers to improve power and capacity.

- ***Build and Leverage Strategic Relationships***. Forza intends to establish and develop strategic relationships with industry leaders to launch our planned electric boats and sell its electric boat powertrain components. Forza envisions significant inroads with boat manufacturers to retrofit various hull configurations, replacing traditional gas outboard motors and existing boat owners who could retrofit their boats with Forza's outboard motors, controller, and battery packs.

Forza FX1 Future Factory

Forza is currently designing a state-of-the-art manufacturing plant to incorporate the latest in closed-molded composite boat building technologies and electric engine assembly processes., On July 28, 2022, Forza received notice that the North Carolina Economic investment committee has approved a Job Development Investment Grant ("JDIG") providing for reimbursement to Forza of up to $1,367,100 over a twelve year period to establish a new manufacturing plant in McDowell County, North Carolina. The receipt of grant funding is conditioned upon us investing over $10.5 million in land, buildings and fixtures, infrastructure and machinery and equipment by the end of 2025 and us creating as many as 170 jobs. We have selected our new site in McDowell County, North Carolina to build the Forza X1 factory. Forza is designing a 100,000 square foot facility designed for capacity and production of 1,000 units annually that it intends to build over time in various phases, starting with an initial 50,000 square foot facility that will have a capacity of 550 units annually that it anticipates the cost of which will be $8 million for the construction of the factory. Forza anticipates that the local incentives that it has been approved to receive will help to offset some of the cost to be incurred with respect to the building of the factory. However, there can be no assurance that such negotiations will be successful or that Forza will meet the requirements to receive the anticipated incentives will be granted to us.

Before the completion of new factory construction, all fabrication for Forza X1 boats will be performed onsite at Twin Vee's facility or, if available additional manufacturing space will be leased.

Our Strengths and Competitive Advantages

We believe that the following are the key investment attributes of our company:

Recognized Brand. We believe the Twin Vee brand is well-known among boating enthusiasts for performance, quality, and value, and that the market recognizes Twin Vee as a brand in the twin hull sport boat category due to the value proposition that our boats deliver.

Diverse Product Offering. We are able to attract consumers across multiple categories within the recreational powerboat industry. We currently have fourteen (14) different catamaran models in production that range from 24-feet to 40-feet long offered at retail prices that start at approximately $65,000 and go up to $900,000. We will further diversify our offerings in 2023, with our all new monohull line, which will be sold under LFG Marine.

Focus on Innovative Product Offerings. We are currently designing numerous new boat models to meet market demand and grow our business, and our current focus is on bring a full line of monohull boats to the market under the LFG Marine brand. In addition, Forza expects to bring multiple models of its fully electric boat to market in late 2023.

Price Point. Twin Vee has also made investments in infrastructure, and engineering. These investments have resulted in lower material waste, reduced labor hours per boat, reduced re-work, and increased production efficiencies. Therefore, we are able to offer favorable pricing while increasing margins by controlling costs through disciplined engineering and manufacturing processes.

Our Markets

According to the National Marine Manufacturer's Association, or NMMA, more than 218,868 new powerboats were sold in 2021, levels the recreational boating industry has not seen since before the Great Recession in 2008. Our core market corresponds most directly to the outboard, twin hull, catamaran, monohull and open fisherman category, which we refer to as the sport powerboats category. We believe our addressable market also includes similar and adjacent powerboat categories identified by the NMMA, including center console boats, outboard boats, and all open sport fishing boats. Coming off a record year of extraordinary demand in 2021 led to the second highest ranked year in nearly two decades for recreational marine expenditures at $56.7 billion. New powerboat retail unit sales normalized in 2022, down an estimated 15-18 percent, to pre-pandemic growth years (2015-2019) with an estimated 250,000 new units sold, 25 percent above previous averages (2008-2014). Looking ahead to 2023, early indications point to continued healthy demand with new retail unit sales expected to remain on par with 2022.

Outboard Motor Market

An outboard motor is a propulsion system for boats, consisting of a self-contained unit that includes engine, gearbox and propeller or jet drive, designed to be affixed to the outside of the boat. As well as providing propulsion, outboards provide steering control, as they are designed to pivot over their mountings and thus control the direction of thrust. Outboard motors tend to be found on smaller watercraft as it is more efficient for larger boats to have an inboard system. Although outboard engines powered by fossil fuels have traditionally dominated this market and continue to do so, electric outboard motors are a relatively new phenomenon that have been growing in step with the growth in the electric boat market. The boats that we sell and manufacture all have outboard motors.

According to the NMMA, sales of outboard engines in the United States (which includes outboard motors) were $3.31 billion, or 307,800 units in 2021. Consumer demand for higher-performance engines hit an all-time high in 2020, the market did see a decline of 6.6%. Despite the drop from 2020, unit sales in 2021 were the second highest total in the last 14 years, and 29 percent above average retain unit sales from 2008-2021.

Although many recreational boats can be powered by outboard or inboard motors, many consumers prefer outboard motors. Among the reasons for their preference are that, unlike inboard motors, outboard motors can be easily removed for storage or repairs, they provide more room in the boat as they are attached to the transom outside of the boat, they tend to have a shallower draft and they can be more easily replaced in the event the motor no longer works or a desire to upgrade to a higher horsepower.

Electric Boat Market

Although electric boats have been available for over 100 years, interest in them was minimal until the 1990s when the first studies were conducted in the United States following the suspicion that motorboats contaminate aquatic environments significantly through loss of gas and lubrication oil. According to Andre Mele, recreational boats pollute as much as cars and trucks in the United States. In the early 2000's, 8 million speedboats in the United States released 15 times more pollutants annually into the environment than the oil spill produced by the oil tanker Exxon Valdez in 1989. The sinking of this tanker in Alaska had released 11 million U.S. gallons of hydrocarbons into the environment. After conversion, this means that each boat releases an average of 78 L of hydrocarbons into aquatic environments each year. If that average is still current, we estimate that in 2019 oil losses in the environment via motorboats equaled 150,000 tons of hydrocarbon scaly leaks in Canada (based on 2 million vessels), 750,000 tons of hydrocarbon scaly leaks in the United States (based on 10 million vessels) and 450,000 tons of hydrocarbon scaly leaks in Europe (based on 6 million vessels).

This explains why some lakes and bodies of water have recently banned motorboats. The total elimination of gas immediately reduces a very large source of marine pollution, with immediate results that would impact beaches, swimming and the reduction of BOD (biochemical oxygen demand) and DCO (direct chemical oxidation) of ambient water. Specifically, hydrocarbons, similar to the dirt that clings to the walls of a bathtub, contaminate the shores and banks of lakes, rivers and bodies of water, where the development of many living organisms takes place. The ecosystem is then modified with the scarcity or disappearance of certain species.

In an effort to tackle air pollution, cities around the world are beginning to ban all gas and diesel fuel powered boats from the center of the city. One of the first cities to implement this change is Amsterdam, Netherlands. This movement to electrically powered boats has been implemented in Venice, where the city has restricted the movement of gas and diesel fuel powered boats, while exempting electrically powered boats.

We expect that shifting consumer preferences will result in significant growth in the market for electric boats, especially as the demand for recreational powerboats, in general, remains strong. We estimate many consumers are increasingly willing to consider buying electric-powered boats due to the environmental and economic consequences of using gasoline-powered vehicles, as demonstrated by the increased sales of hybrid and electric automobiles in recent years. In its Electric Vehicle Outlook 2021, Bloomberg NEF estimated that there are currently 12 million passenger electric vehicles on the road. The prevalence of electric-powered boats is likely to follow suit. In an August 2020 Boating Industry online article, the marine-focused magazine indicated that electric boat drives represented about 2% of the market, but hybrid and pure electric boats sales were expected to rise rapidly in the coming years. Specifically, the article cites a report from independent market research company IDTechEx where it examined the electric boat and ship sector. The report estimates that the market for hybrid and pure electric boats and ships would be greater than $20 billion worldwide by 2027, finding that recreational boats is the largest and fastest growing electric marine market in sales number.

Our initiative into sustainable marine technologies and products is well-timed. The prevalence of batteries necessary to sustain a marine EV model line is expected to rise and become cheaper. Bloomberg NEF's Long-Term Electric Vehicle Outlook reports that annual lithium-battery demand has proliferated in recent years and meeting the demand will require unprecedented but achievable increases in materials, components, and cell production. Battery production capacity is expanding as more factories are brought online. Moreover, battery technology that improves power and capacity is being designed, developed, and adopted regularly. According to Bloomberg NEF's report, it found that the volume-weighted average price of a lithium-ion battery pack fell 13% from 2019 to $137/kWh (kilowatt-hour) in 2020. The report estimates the volume-weighted average cost of battery packs will drop below $100/kW in 2024. The Company is establishing itself in the market at the right time to help keep production costs as low as possible and make our boats affordable for our customers.

Forza believes its solid foundation in boat building, electric vehicle engineering expertise, and planned direct-to-consumer system will help it to rapidly innovate and introduce new boats and technologies cost-effectively. By operating its sales and service network, its believes it can offer a compelling and premium customer-centric experience while achieving operating efficiencies and capturing sales and service revenues that traditional boat manufacturers do not receive in the independent dealer model. Forza also plans to leverage its electric powertrain technology to develop and sell powertrain components to other boat manufacturers and owners.

Forza believes its proprietary electric powertrain system will enable it to design and develop zero-emission boats that overcome the design, styling, and performance issues that have historically limited broad consumer adoption of electric boats. As a result, Forza believes customers of its vehicles will enjoy many benefits, including:

- *Extended Run Times and Recharging Flexibility*. Forza is designing its FX1 to offer an intermediate-range option and an option that would increase the battery pack capacity for extended run times. Charging stations specifically designed for electric boats will eventually be an option for customers as well. Norway and Venice, Italy, are beginning to construct a network of electric boat charging stations. In the United States, Lake Tahoe is now home to a rapid-charging electric boat charging station. While the US and the rest of the world begin to adopt a network of electric boat-specific stations, the design for the Forza X1 boats incorporates an onboard charging system, permitting recharging from almost any electrical outlet and residential and commercial charging stations previously only utilized for electric automobiles.

- *Energy Efficiency and Cost of Ownership*. Forza believes its FX1 will offer consumers an attractive cost of ownership compared to similar outboard powerboats. By using a single powertrain and customizing the systems within the electric powertrain and the rest of the boat, itsr boats are more energy-efficient, and therefore less expensive to operate and maintain.

- ● *Environmental sustainability*. Large gas-powered engines often leak and produce carbon emissions, both of which are generally harmful to fragile marine ecosystems. By offering a fully electric boat to its customers and an alternative to traditional propulsion systems, Forza e can foster a more environmentally sustainable boat brand. Our greatest hope is to be purposeful stewards of the marine industry and lead by example in environmentally friendly innovation.

- ● *Noise Level*. So often, powerboats create large amounts of noise, disturbing wildlife and making it difficult for fellow passengers to hear one another while underway. FX1's electric powertrain will produce little to no sound, making it easier to enjoy the sounds of nature, family, and friends. Forza's products will also help tremendously with fishing and other sporting and water-based activities that favor less noise.

Our Dealer Network

We primarily sell our gas-powered boats through a network of 20 independent dealers in 34 locations across North America, the Caribbean (one in the Bahamas, Puerto Rico and Cayman Islands) and Central America (Panama City, Panama). We have dealerships in Cape Canaveral, Crystal River, Destin, Fort Myers, Islamorada, Jenson, Miami, Naples, Orange Beach, Palm Bay, Palm Harbor, Palmetto, Pensacola and Pompano Beach Florida. We also have dealerships in Gulf Shores, Alabama, Selbyville, Delaware, Vermillion, Ohio, Cataumet, Massachusetts, Harrison Township, Michigan, Point Pleasant Beach New Jersey, Hampton Bays, New York, Cedar Point and Goldsboro, North Carolina, San Juan, Puerto Rico, Charleston and Myrtle Beach, South Carolina and Freeport, Texas. We are always seeking to recruit and establish new dealers and distributors domestically and are striving to develop international distribution.

We establish performance criteria that our dealers must meet in order to be part of our network to ensure our dealer network remains strong, which include minimum annual purchase orders. As a member of our network, dealers in North America may qualify for floor plan financing programs, rebates, seasonal discounts, promotional co-op payments and other allowances. We expect this will strengthen our dealers' ability to sell our products.

For the year ended December 31, 2022, our top five dealers on a consolidated basis accounted for approximately 48% of our consolidated revenues. During the year ended December 31, 2022, one individual dealer had sales of over 10% of our total sales, that dealer represented 12% of total sales. We made significant changes to our dealer network in 2022, partnering with One Water and their extensive dealer network, as well as taking on six new dealers in the northeast.

We consistently review our distribution network to identify opportunities to expand our geographic footprint and improve our coverage of the market. We believe that our diverse product offering and strong market position in each region of the United States helped us capitalize on growth opportunities as our industry recovered from the economic downturn. We have the ability to opportunistically add new dealers and new dealer locations to previously underserved markets and use data and performance metrics to monitor dealer performance. We believe our outstanding dealer network allows us to distribute our products more efficiently than our smaller competitors.

We do not have written agreements with our dealers. Prior to the beginning of each year, we establish a minimum number of units that each dealer must acquire based upon indications of interest from the dealers. Payment for the units is made by the dealer or a third-party lender once the boat is manufactured and delivered to the dealer. Dealers are not contractually obligated to purchase any boats. Although to date most dealers have purchased boats for which they have provided indications of interest, we could experience excess inventory and costs if a dealer should choose not to purchase a boat for which it has provided an indication of interest.

Floor Plan Financing

Our North American dealers often purchase boats through floor plan financing programs with third-party floor plan financing providers. During the year ended December 31, 2022, all of our North American shipments were made pursuant to floor plan financing programs through which our dealers participate. These programs allow dealers across our brands to establish lines of credit with third-party lenders to purchase inventory. Under these programs, a dealer draws on the floor plan facility upon the purchase of our boats and the lender pays the invoice price of the boats. As is typical in our industry, we have entered into repurchase agreements with certain floor plan financing providers to our dealers. Under the terms of these arrangements, in the event a lender repossesses a boat from a dealer that has defaulted on its floor financing arrangement and is able to deliver the repossessed boat to us, we are obligated to repurchase the boat from the lender. Our obligation to repurchase such repossessed products for the unpaid balance of our original invoice price for the boat is subject to reduction or limitation based on the age and condition of the boat at the time of repurchase, and in certain cases by an aggregate cap on repurchase obligations associated with a particular floor financing program.

Our exposure under repurchase agreements with third-party lenders is mitigated by our ability to reposition inventory with a new dealer in the event that a repurchase event occurs. The primary cost to us of a repurchase event is any margin loss on the resale of a repurchased unit. To date, we have not been required to repurchase any boats under repurchase agreements.

Competition

The powerboat industry, including the performance sport boat category, is highly competitive for consumers and dealers. Competition affects our ability to succeed in the markets we currently serve and new markets that we may enter in the future. We compete with several large manufacturers that may have greater financial, marketing and other resources than we do. We compete with large manufacturers who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also compete with a wide variety of small, independent manufactures. Competition in our industry is based primarily on brand name, price and product performance.

We also compete with other leisure activities. Our boats are not necessities and in times of economic hardship, consumers may cease purchasing non-essential items. Luxury items may not be used for recreational and sport purposes, and demand for our boats may be adversely affected by competition from other activities that occupy consumers' leisure time and by changes in consumer lifestyle, usage pattern or taste.

We also face competition for employees. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Raw Materials, Principal Suppliers, and Customers

We purchase a number of our product parts and components from third-party suppliers, including the fiberglass we use to manufacture the fiberglass parts of our boats, hydrocarbon feedstocks and steel, as well as product parts and components, such as engines and electronic controls, through a sales order process. The most significant component used in manufacturing our gas-powered boats, based on cost, are engines. We maintain a strong and long-standing relationship with our sole supplier of engines, Suzuki Motor of America, Inc.

We do not maintain long-term contracts with preferred suppliers, but instead rely on informal arrangements and off-the-shelf purchases. Other than the 150-horsepower motors we obtain from Suzuki Motor of America, Inc., which historically have been used in approximately 15% of our boats, we have not experienced any material shortages in any of our product parts, or components. However, as a result of the COVID-19 pandemic some of our third-party suppliers have experienced delays in delivering our product parts and components in a timely manner and fluctuations in price for these supplies is a possibility if raw material pricing increases. Temporary shortages, when they do occur, usually involve manufacturers of these products adjusting model mix, introducing new product lines, or limiting production in response to an industry-wide reduction in boat demand or, as recently experienced during the COVID-19 pandemic, in finding persons able to deliver the parts and components in a timely manner. In addition, we have experienced price increases from suppliers resulting from these supply chain shortages.

Semiconductor chips are a vital input component to the electrical architecture of Forza's electric boats, controlling wide aspects of the boats' operations. Many of the key semiconductor chips Forza intends to use in its boats come from limited or single sources of supply, and therefore a disruption with any one manufacturer or supplier in its supply chain would have an adverse effect on Forza's ability to effectively manufacture and timely deliver its boats. Forza does not have any long-term supply contracts with any suppliers and purchase chips on a purchase order basis. Due to its reliance on these semiconductor chips, Forza is subject to the risk of shortages and long lead times in their supply. Forza is in the process of identifying alternative manufacturers for semiconductor chips. In the past there have been experienced, and may in the future be, semiconductor chip shortages, and the availability and cost of these components would be difficult to predict. For example, Forza's manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, acquisitions, insolvency, changes in legal or regulatory requirements, or other similar problems.

Increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic and increased demand for consumer electronics that use these chips, has resulted in a severe global shortage of chips in 2021 and 2022. As a result, our ability to source semiconductor chips to be used in our boats has been adversely affected. This shortage may result in increased chip delivery lead times, delays in the production of our boats, and increased costs to source available semiconductor chips. To the extent this semiconductor chip shortage continues, and we are unable to mitigate the effects of this shortage, our ability to deliver sufficient quantities of our boats to fulfill our preorders and to support our growth through sales to new dealers would be adversely affected. We only have one remaining supplier that is affected by the shortage.

While we and Forza believe that our and its relationships with our and its current suppliers are sufficient to provide the materials necessary to meet present production demand, neither we nor Forza can assure anyone that these relationships will continue or that the quantity or quality of the materials available from these suppliers will be sufficient to meet our or its future needs. We and Forza expect that our and its need for raw materials and supplies will increase. Our and its suppliers must be prepared to ramp up operations and, in many cases, hire additional workers and/or expand capacity in order to fulfill those orders placed by us or Forza and other customers. Operational and financial difficulties that our or Forza's suppliers may face in the future could adversely affect their ability to supply us or Forza with the parts and components we need, which could significantly disrupt our or Forza's operations.

A few customers have in the past, and may in the future, account for a significant portion of our revenues in any one year or over a period of several consecutive years. For example, during the year end December 31, 2022 five dealers represented 48% of our sales. The loss of business from a significant customer could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Intellectual Property

We have not protected our intellectual property rights for our gas-powered motor products through patents or formal copyright registration, and we do not currently have any patent applications pending related to our gas-powered boats.

As development of Forza's electric powered boats continues, Forza is applying for patents. Forza has filed applications for three design and four utility patents with the U.S. Patent and Trademark Office relating to, among other things, its propulsion system being developed and boat design. Below is a list of pending patent applications that Forza is seeking approval from the United States Patent and Trademark Office. There can be no assurance that any patent will be issued or if issued that the patent will protect our intellectual property. As a result, neither we nor Forza may be able to protect our or its intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our or its intellectual property or trade secrets. In such an instance, we or our competitors could produce products that are nearly identical to ours or Forza's resulting in us selling less products or generating less revenue from our or Forza's sales.

The following table sets forth certain information regarding Forza's current patent applications:

IDEA / CONCEPT NAME	DESCRIPTION	IP TYPE	App Number and Filing Date
360 Steering Lower Pod with Disconnect	For outboard, lower pod steering mechanism using slewing bearing and spur gear mechanism allowing for a full 360 degree rotation. Also features a pass through the center method for cooling fluid, and an easy way to interchange lower drive units with the fixed upper unit.	Full Non-provisional Patent	App # 17,698,212 FILING DATE 03/18/23
Original Outboard Cover Design	Original shape of outboard cover	Design Patent	App # 29/818,844 FILING DATE 12/10/21
Unibody Frame	Shape of frame that allows vertical mounting of motor and transmission inside the outboard	Design Patent	App # 29/818,842 FILING DATE 12/10/21
Outboard cover design — ALPHA 01 version	shape of the updated prototype cover and cowling	Design Patent	App # 29/819,262 FILING DATE 12/14/21
Trim and Tilt with cable routing thru pivot axis	A trim and tilt assembly that routes cables through the pivot axis which protects cables, keeps the bundle from excessive bending and results in a cleaner design	Utility Patent	App # 63,287,740 FILING DATE 12/09/21
Jet Drive Lower Unit for an Electric Outboard	The design of the lower jet drive as it is configured for the integration with the electric outboard	Utility Patent	App # 63,293,420 FILING DATE 12/23/21
Closed Loop Heat Exchanger Integrated in a Lower Drive Unit	Integrate a cooling radiator inside of the lower drive propeller or jet drive unit itself. Simplify the cooling circuit by eliminating the need for a raw sea water intake.	Full Non-provisional Patent	App # 18/150,943 FILING DATE 1/06/22

IDEA / CONCEPT NAME	DESCRIPTION	IP TYPE	App Number and Filing Date
Outboard Motor Cowling Latch Assembly	The outboard top cover should not be removed until the electric motor and inverter is safely de-energized which typically takes 4 to 5 seconds after powering down. This invention features a special latch mechanism, a sensor to detect position of latch, and a locking solenoid which will prevent inadvertent removal of cowling cover which will prevent a user from being electrocuted.	Utility Patent	App # 63/424,985 Filing Date 11/14/22
Docking Assist Motor Control and Auto-pilot mode for Trailer loading and launching	Similar to docking assist GPS guided auto-pilot systems but this one is specifically intended to assist with single handed boat launching or loading to and from a trailer. Use position sensors on the trailer, have the boat automatically guided safely by itself while the captain is backing trailer into the water, or on the trailer preparing the winch, etc.	Utility Patent	App # 63/402,124 FILED 8/30/2022
Double Motor Stack for an outboard powerhead arrangement	Cascadia and other EV motor vendors offer a configuration where the DC motor can be stacked on top of another motor to double the power output of the vehicle. Packing this into an outboard motor design might be a first for the industry and will be worth patenting if possible.	Utility Patent	App # 63/402,124 FILING DATE 8/30/22

Insurance and Product Warranties

We carry various insurance policies, including policies to cover general products liability, directors and officers, workers' compensation and other casualty and property risks, to protect against certain risks of loss consistent with the exposures associated with the nature and scope of our operations. Our policies are generally based on our safety record as well as market trends in the insurance industry and are subject to certain deductibles, limits and policy terms and conditions.

We provide limited product warranties, generally covering periods of ten years for the hull and the motors are under warranty by their manufacturer.

In addition, we provide a three-year limited fiberglass small parts warranty on some small fiberglass parts and components, such as consoles. Gelcoat is covered up to one year. Additionally, fiberglass lids, plastic lids, electrical panels, bilge pumps, aerator pumps or other electrical devices (excluding stereos, depth finders, radar, chart plotters except for installation if installed by Twin Vee PowerCats Co.), steering systems, electrical panels, and pumps are covered under a one-year basic limited systems warranty. Some materials, components or parts of the boat that are not covered by our limited product warranties are separately warranted by their manufacturers or suppliers. These other warranties include warranties covering engines purchased from suppliers and other components.

Environmental, Safety and Regulatory Matters

Certain materials used in our manufacturing, including the resins used in production of our boats, are toxic, flammable, corrosive or reactive and are classified by the federal and state governments as "hazardous materials." Control of these substances is regulated by the Environmental Protection Agency (the "EPA") and state pollution control agencies. The United States Clean Air Act (the "CAA") and corresponding state and provincial rules regulate emissions of air pollutants. The Occupational Safety and Health Administration ("OSHA") standards limit the emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation. Our facilities are regularly inspected by OSHA and by state and local inspection agencies and departments. We believe that our facility complies in all material aspects with these regulations. Although capital expenditures related to compliance with environmental laws are expected to increase, we do not currently anticipate any material expenditure will be required to continue to comply with existing environmental or safety regulations in connection with our existing manufacturing facilities.

Powerboats sold in the United States must be manufactured to meet the standards of certification required by the United States Coast Guard. In addition, boats manufactured for sale in the European Community must be certified to meet the European Community's imported manufactured products standards. These certifications specify standards for the design and construction of powerboats.

We believe that all of our boats meet these standards. In addition, safety of recreational boats is subject to federal regulation under the Boat Safety Act of 1971, which requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. We have instituted recalls for defective component parts produced by certain of our third-party suppliers. None of the recalls has had a material adverse effect on our company.

In addition to the regulation of our manufacturing operations, the EPA has adopted regulations stipulating that many marine propulsion engines meet certain air emission standards. The engines used in our products, all of which are manufactured by third parties, are warranted by the manufacturers to be in compliance with the EPA's emission standards. Furthermore, the engines used in our products must comply with the applicable emission standards under the Center for European Policy Analysis ("CEPA") and corresponding provincial legislation. The additional cost of complying with these regulations has increased our cost to purchase the engines and, accordingly, has increased the cost to manufacture our products.

If we are not able to pass these additional costs along to our dealers, it may have a negative impact on our business and financial condition.

Employees/Human Capital

We currently, employ approximately,170 employees, 154 employees in our gas-powered boat segment, all of whom are full time employees, and Forza has 16 full time employees working on electric-powered boats. None of our employees are represented by a labor union and, since our founding in 1982, we have never experienced a labor-related work stoppage.

Competitive Pay and Benefits

Our compensation programs are designed to align the compensation of our employees with our performance and to provide the proper incentives to attract, retain and motivate employees to achieve superior results. The structure of our compensation programs balances incentive earnings for both short-term and long-term performance. Specifically:

● we provide employee wages and benefits that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location;

● we align our executives' long-term equity compensation with our shareholders' interests by linking realizable pay with stock performance; and

● all employees are eligible for health insurance, paid and unpaid leaves, a retirement plan and life and disability/ accident erage.

Health and Safety

The health and safety of our employees is our highest priority, and this is consistent with our operating philosophy. Accordingly, with the global spread of the ongoing novel coronavirus pandemic, we have implemented plans designed to address and mitigate the impact of the COVID-19 pandemic on the safety of our employees and our business, which include:

● adding work from home flexibility;

● adjusting attendance policies to encourage those who are sick to stay home;

● increasing cleaning protocols across all locations; and

● initiating regular communication regarding impacts of the COVID-19 pandemic, including health and safety protocols and procedures.

Impact of the COVID-19 Pandemic on Our Operations

The COVID-19 pandemic outbreak has offered challenges for all commercial enterprises. We have adapted to these unprecedented times and believe we have successfully navigated the issues presented to our business by the global pandemic. Although sales decreased at the beginning of the summer of 2020, and we had reduced staffing, we have operated with a full-time staff since the middle of the summer of 2020. The demand for our boats remained robust.

Corporate Information

Our principal executive office is located at 3101 S. US-1, Ft. Pierce, Florida 34982 and our telephone number is (772) 429-2525. We maintain our corporate website at www.twinvee.com. The reference to our website is an inactive textual reference only, the information that can be accessed through our website is not part of this Annual Report, and investors should not rely on any such information in deciding whether to purchase our common stock.

We were incorporated in the State of Florida as Twin Vee Catamarans, Inc. on December 1, 2009 and reincorporated in Delaware on April 7, 2021 under the name to Twin Vee PowerCats Co. ValueRich, Inc. was incorporated under the laws of the state of Florida on July 11, 2003 and reincorporated in Delaware on March 3, 2006. On February 17, 2015 ValueRich, Inc. consummated the acquisition of Twin Vee Catamarans, Inc. On April 26, 2016, ValueRich, Inc. changed its name and began operating under the name Twin Vee PowerCats, Inc. On December 5, 2022, the merger of Twin Vee PowerCats, Inc. into our company was approved.

Forza X1, Inc. was initially incorporated as Electra Power Sports, Inc. on October 15, 2021, which name was subsequently changed to Forza X1, Inc. on October 29, 2021. Prior to Forza's incorporation on October 15, 2021, the electric boat business was operated as our Electra Power Sports™ Division. Following our initial public offering that closed on July 23, 2021 (the "IPO"), we determined in October 2021 that for several reasons, that we would market our new independent line of electric boats under a new brand name (and new subsidiary).

Fix My Boat, Inc. was incorporated on September 21, 2021 in Delaware.

Implications of Being an Emerging Growth Company

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal controls over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an "emerging growth company." In addition, the JOBS Act provides that an "emerging growth company" can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We will remain an "emerging growth company" until the earlier of (1) the last day of the fiscal year: (a) following the fifth anniversary of the completion of our initial public offering; (b) in which we have total annual gross revenue of at least $1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to "emerging growth company" have the meaning associated with that term in the JOBS Act.

Item 1A. Risk Factors.

Investors should carefully consider the risks described below before deciding whether to invest in our securities. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Our actual results could differ materially from those anticipated in the forward-looking statements made throughout this Annual Report a result of different factors, including the risks we face described below.

Risks Related to our Business

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2003, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have a few years of audited financial statements. Any investment decision will not be made with the same data as would be available as if we had a longer history of public reporting.

We have incurred losses for the quarter ended June 30, 2022 and the year ended December 31, 2021 and could continue to incur losses in the future.

For the year ended December 31, 2022, we incurred a loss from operations of $6,021,707 and a net loss of $5,793,414. For the year ended December 31, 2021, we incurred a loss from operations of $1,630,721 and a net loss of $1,011,009. As of December 31, 2022, we had an accumulated deficit of approximately $5.8 million. There can be no assurance that expenses will not continue to increase in future periods or that the cash generated from operations in future periods will be sufficient to satisfy our operating needs and to generate income from operations and net income.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. In addition, Forza relies upon engineers that are specialist in electric engineering. We cannot assure you that we or our subsidiaries, will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in Florida where we have manufacturing facilities and in North Carolina where Forza is building a manufacturing facility. We anticipate increasing the number of employees that Forza will need to hire once the manufacturing facility in North Carolina is operational. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations. Forza intends to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for its electric boats and powertrains. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and Forza may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm Forza's business and prospects.

We have a large, fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a sufficiently large number of products sold and shipped, and if we make a decision to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

Interest rates and energy prices affect product sales.

Our gas-powered products are often financed by our dealers and retail powerboat consumers, we envision this continuing as we expand our operations and grow our network of distributors. This may not occur if interest rates meaningfully rise because higher rates increase the borrowing costs and, accordingly, the cost of doing business for dealers and the cost of powerboat purchases for consumers. Higher energy costs result in increases in operating expenses at our manufacturing facility and in the expense of shipping products to our dealers. In addition, inflation and increases in energy costs may adversely affect the pricing and availability of petroleum-based raw materials, such as resins and foams that are used in our products. Also, higher fuel prices may have an adverse effect on demand for our gas-powered boats, as they increase the cost of ownership and operation and the pries at which we sell the boats. Therefore, higher interest rates and fuel costs can adversely affect consumers' decisions relating to recreational powerboating purchases.

The capacity of the manufacturing facility that we and Forza utilize will not be sufficient to support our future growth and business plans.

We are currently operating close to full capacity at our current manufacturing facility in Fort Pierce. Forza plans to manufacture its electric boats at a new state of the art carbon neutral factory that it plans to build in McDowell County, North Carolina. Until we are able to expand our manufacturing capacity and Forza is able to build the planned manufacturing facility, we will continue to share our current manufacturing facility with Forza, which has a limited capacity and may not be able to satisfy our and their manufacturing needs. Any facility that we build will require a significant capital investment and is expected to take at least one to two years to build and become fully operational. As a result of limited capacity at our facility, Forza's ability to produce any boats will be limited to available capacity of our facility until Forza's future manufacturing facility is operational. If capacity is not available, Forza will not be able to produce its electric boats as planned.

In addition. Forza intends to utilize grant funding to pay for certain costs associated with the building of its manufacturing facility. On July 28, 2022, we received notice that the North Carolina Economic investment committee has approved a Job Development Investment Grant ("JDIG") providing for reimbursement to us of up to $1,367,100 over a twelve-year period to establish a new manufacturing plant in McDowell County, North Carolina. The receipt of grant funding is conditioned upon Forza investing over $10.5 million in land, buildings and fixtures, infrastructure and machinery and equipment by the end of 2025 and Forza creating as many as 170 jobs. There can be no assurance that Forza will meet the conditions necessary to receive the grant funding.

Changes in general economic conditions, geopolitical conditions, domestic and foreign trade policies, monetary policies and other factors beyond our control may adversely impact our business and operating results.

Our operations and performance depend on global, regional and U.S. economic and geopolitical conditions. General worldwide economic conditions have experienced significant instability in recent years including the recent global economic uncertainty and financial market conditions. Russia's invasion and military attacks on Ukraine have triggered significant sanctions from U.S. and European leaders and financial markets around the world experienced volatility following the invasion of Ukraine by Russia in February 2022. Resulting changes in U.S. trade policy could trigger retaliatory actions by Russia, its allies and other affected countries, including China, resulting in a "trade war." Furthermore, if other countries, including the U.S., become further involved in the conflict, we could face significant adverse effects to our business and financial condition.

The uncertain financial markets, disruptions in supply chains, mobility restraints, and changing priorities as well as volatile asset values could impact our business in the future. The COVID-19 outbreak and government measures taken in response to the pandemic have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, have spiked, while demand for other goods and services, such as travel, have fallen. The future progression of the pandemic and its effects on our business and operations are uncertain. In addition, the outbreak of a pandemic could disrupt our operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who elect not to come to work due to the illness affecting others in our office or laboratory facilities, or due to quarantines. Pandemics could also impact members of our Board of Directors resulting in absenteeism from meetings of the directors or committees of directors, and making it more difficult to convene the quorums of the full Board of Directors or its committees needed to conduct meetings for the management of our affairs.

Further, due to increasing inflation, operating costs for many businesses including ours have increased and, in the future, could impact demand or pricing manufacturing of our drug candidates or services providers, foreign exchange rates or employee wages. Inflation rates, particularly in the United States, have increased recently to levels not seen in years, and increased inflation may result in increases in our operating costs (including our labor costs), reduced liquidity and limits on our ability to access credit or otherwise raise capital. In addition, the Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which coupled with reduced government spending and volatility in financial markets may have the effect of further increasing economic uncertainty and heightening these risks.

Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Although we did not have any cash or cash equivalent balances on deposit with Silicon Valley Bank, uncertainty and liquidity concerns in the broader financial services industry remain and the failure of Silicon Valley Bank and its potential near- and long-term effects on the biotechnology industry and its participants such as our vendors, suppliers, and investors, may also adversely affect our operations and stock price.

We are actively monitoring the effects these disruptions and increasing inflation could have on our operations.

These conditions make it extremely difficult for us to accurately forecast and plan future business activities.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control.

Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include, but are not limited to:

- Seasonal consumer demand for our products;

- Discretionary spending habits;

- Changes in pricing in, or the availability of supply in, the powerboat market;

- Failure to maintain a premium brand image;

- Disruption in the operation of our manufacturing facilities;

- Variations in the timing and volume of our sales;

- The timing of our expenditures in anticipation of future sales;

- Sales promotions by us and our competitors;

- Changes in competitive and economic conditions generally;

- Consumer preferences and competition for consumers' leisure time;

- Impact of unfavorable weather conditions;

- Changes in the cost or availability of our labor; and

- Increased fuel prices.

Due to these and other factors, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year in any particular geographic region may adversely affect sales in that region, especially during the peak boating season. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months, and favorable weather during these months generally has a positive effect on consumer demand. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we expand our businesses. There can be no assurance that weather conditions will not have a material effect on the sales of any of our products.

A natural disaster, the effects of climate change, or other disruptions at our manufacturing facility could adversely affect our business, financial condition, and results of operations.

We rely on the continuous operation of our only manufacturing facility in Stuart, Florida for the production of our products. Any natural disaster or other serious disruption to our facility due to fire, flood, earthquake, or any other unforeseen circumstance would adversely affect our business, financial condition, and results of operations. Changes in climate could adversely affect our operations by limiting or increasing the costs associated with equipment or fuel supplies. In addition, adverse weather conditions, such as increased frequency and/or severity of storms, or floods could impair our ability to operate by damaging our facilities and equipment or restricting product delivery to customers. The occurrence of any disruption at our manufacturing facility, even for a short period of time, may have an adverse effect on our productivity and profitability, during and after the period of the disruption. These disruptions may also cause personal injury and loss of life, severe damage to or destruction of property and equipment, and environmental damage. Although we maintain property, casualty, and business interruption insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential natural disasters or other disruptions to our manufacturing facility.

If we fail to manage our manufacturing levels while still addressing the seasonal retail pattern for our products, our business and margins may suffer*.*

The seasonality of retail demand for our products, together with our goal of balancing production throughout the year, requires us to manage our manufacturing and allocate our gas-powered products to our dealer network to address anticipated retail demand. Our dealers must manage seasonal changes in consumer demand and inventory. If our dealers reduce their inventories in response to weakness in retail demand, we could be required to reduce our production, resulting in lower rates of absorption of fixed costs in our manufacturing and, therefore, lower margins. As a result, we must balance the economies of level production with the seasonal retail sales pattern experienced by our dealers. Failure to adjust manufacturing levels adequately may have a material adverse effect on our financial condition and results of operations.

We depend on our network of independent dealers for our gas-powered boats, face increasing competition for dealers, and have little control over their activities*.*

A significant portion of our sales of our gas-powered boats are derived from our network of independent dealers. We typically manufacture our gas-powered boats based upon indications of interest received from dealers who are not contractually obligated to purchase any boats. While our dealers typically have purchased all of the boats for which they have provided us with indications of interest, it is possible that a dealer could choose not to purchase boats for which it has provided an indication of interest (e.g., if it were to have reached the credit limit on its floor plan), and as a result we once experienced, and in the future could experience, excess inventory and costs. For fiscal 2022, our top five dealers accounted for approximately 48% of our consolidated revenues. During the year ended December 31, 2022, one individual dealer had sales of over 10% of our total sales, that dealer represented 12% of total sales. During the year ended December 31, 2021, five individual dealers had sales of over 10% of our total sales and combined these five dealers represented 67% of total sales. The loss of a significant dealer could have a material adverse effect on our financial condition and results of operations. The number of dealers supporting our products and the quality of their marketing and servicing efforts are essential to our ability to generate sales. Competition for dealers among other boat manufacturers continues to increase based on the quality, price, value, and availability of the manufacturers' products, the manufacturers' attention to customer service, and the marketing support that the manufacturer provides to the dealers. We face intense competition from other boat manufacturers in attracting and retaining dealers, affecting our ability to attract or retain relationships with qualified and successful dealers. Although our management believes that the quality of our products in the performance sport boat industry should permit us to maintain our relationships with our dealers and our market share position, there can be no assurance that we will be able to maintain or improve our relationships with our dealers or our market share position. In addition, independent dealers in the boating industry have experienced significant consolidation in recent years, which could result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. A substantial deterioration in the number of dealers or quality of our network of dealers would have a material adverse effect on our business, financial condition, and results of operations.

Our success depends, in part, upon the financial health of our dealers and their continued access to financing.

Because we sell nearly all of our gas-powered products through dealers, their financial health is critical to our success. Our business, financial condition, and results of operations may be adversely affected if the financial health of the dealers that sell our products suffers. Their financial health may suffer for a variety of reasons, including a downturn in general economic conditions, rising interest rates, higher rents, increased labor costs and taxes, compliance with regulations, and personal financial issues.

In addition, our dealers require adequate liquidity to finance their operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to financing generally facilitates our dealers' ability to purchase boats from us, and their financed purchases reduce our working capital requirements. If financing were not available to our dealers, our sales and our working capital levels would be adversely affected.

We may be required to repurchase inventory of certain dealers*.*

Many of our dealers have floor plan financing arrangements with third-party finance companies that enable the dealers to purchase our products. In connection with these agreements, we may have an obligation to repurchase our products from a finance company under certain circumstances, and we may not have any control over the timing or amount of any repurchase obligation nor have access to capital on terms acceptable to us to satisfy any repurchase obligation. This obligation is triggered if a dealer defaults on its debt obligations to a finance company, the finance company repossesses the boat, and the boat is returned to us. Our obligation to repurchase a repossessed boat for the unpaid balance of our original invoice price for the boat is subject to reduction or limitation based on the age and condition of the boat at the time of repurchase, and in certain cases by an aggregate cap on repurchase obligations associated with a particular floor plan financing program. To date, we have not been obligated to repurchase any boats under our dealers' floor plan financing arrangements, and we are not aware of any applicable laws regulating dealer relations which govern our relations with the dealers or would require us to repurchase any boats. However, there is no assurance that a dealer will not default on the terms of a credit line in the future. In addition, applicable laws regulating dealer relations may also require us to repurchase our products from our dealers under certain circumstances, and we may not have any control over the timing or amount of any repurchase obligation nor have access to capital on terms acceptable to us to satisfy any repurchase obligation. If we were obligated to repurchase a significant number of units under any repurchase agreement or under applicable dealer laws, our business, operating results and financial condition could be adversely affected.

We rely on third-party suppliers in the manufacturing of our boats.

We depend on third-party suppliers to provide components and raw materials essential to the construction of our boats. While we believe that our relationships with our current suppliers are sufficient to provide the materials necessary to meet present production demand, we cannot assure you that these relationships will continue or that the quantity or quality of materials available from these suppliers will be sufficient to meet our future needs, irrespective of whether we successfully implement our growth strategy. We expect that our need for raw materials and supplies will increase. Our suppliers must be prepared to ramp up operations and, in many cases, hire additional workers and/or expand capacity in order to fulfill the orders placed by us and other customers. Operational and financial difficulties that our suppliers may face in the future could adversely affect their ability to supply us with the parts and components we need, which could significantly disrupt our operations.

Termination or interruption of informal supply arrangements could have a material adverse effect on our business or results of operations.

Although we have long term relationships with many of our suppliers, we do not have any formal agreements with any suppliers for the purchase of parts needed and our purchases are made on a purchase order basis. We have no binding commitment from our suppliers to supply any specified quantity of materials needed within any specified time period. In the event that our suppliers receive a large number of orders from other customers, there is a possibility that they will not be able to support our needs. If any of our current suppliers were to be unable to provide needed products to us, there can be no assurance that alternate supply arrangements will be made on satisfactory terms. If we need to enter into supply arrangements on unsatisfactory terms, or if there are any delays to our supply arrangements, it could adversely affect our business and operating results.

We rely on one manufacturer to supply our engines for our gas powered boats and do not have any long terms commitments from such manufacturer.

We currently rely on one manufacturer, Suzuki Motor of America, Inc. for the supply of outboard engines for our gas powered boats. We do not have any long-term commitments from Suzuki to supply any specified number of engines and therefore cannot guarantee that there will be adequate supply of our engines. To date, as a result of the COVID-19 pandemic, we have experienced shortages in obtaining the 150-horsepower motors that are supplied to us by Suzuki Motor of America, Inc., which historically have been used in approximately 15% of our boats. Although we believe we have sufficient supply of our other engines, due to supply chain shortages, we may not be able to obtain engines in the future from other manufacturers if Suzuki Motor of America, Inc. should be unable to satisfy our needs. Suzuki Motor of America, Inc., and other manufacturers may not be able to provide us with engines in a timely manner due to supply chain shortages and even if other manufacturers are able to fulfill our engine needs they may not be able to do so at the same price as we currently pay for the engines we install in our boats, which could result in lower profit margins or us increasing the price of our boats in order to maintain profit margins which could adversely impact demand for our boats. In addition, certain geopolitical events, such as the current military conflict between Russia and Ukraine, may increase the likelihood of supply chain interruptions and hinder our ability to find materials we need to build our boats.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our results of operations.

We provide a hull warranty for structural damage of up to ten years for its gas-powered boats. In addition, we provide a three-year limited fiberglass small parts warranty on all or some small fiberglass parts and components such as consoles. Gelcoat is covered up to one year. Additionally, fiberglass lids, plastic lids, electrical panels, bilge pumps, aerator pumps or other electrical devices (excluding stereos, depth finders, radar, chart plotters except for installation if installed by us.), steering systems, electrical panels, and pumps are covered under a one-year basic limited systems warranty. Some materials, components or parts of the boat that are not covered by our limited product warranties are separately warranted by their manufacturers or suppliers. These other warranties include warranties covering engines purchased from suppliers and other components.

Our standard warranties require us or our dealers to repair or replace defective products during such warranty periods at no cost to the consumer. Although we employ quality control procedures, sometimes a product is distributed that needs repair or replacement. The repair and replacement costs we could incur in connection with a recall could adversely affect its business. In addition, product recalls could harm our reputation and cause us to lose customers, particularly if recalls cause consumers to question the safety or reliability of its products.

The nature of our business exposes us to workers' compensation claims and other workplace liabilities.

Certain materials we use require our employees to handle potentially hazardous or toxic substances. While our employees who handle these and other potentially hazardous or toxic materials receive specialized training and wear protective clothing, there is still a risk that they, or others, may be exposed to these substances. Exposure to these substances could result in significant injury to our employees and damage to our property or the property of others, including natural resource damage. Our personnel are also at risk for other workplace-related injuries, including slips and falls. We may in the future be subject to fines, penalties, and other liabilities in connection with any such injury or damage. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, we may be unable to maintain such insurance on acceptable terms or such insurance may not provide adequate protection against potential liabilities.

If we are unable to comply with environmental and other regulatory requirements, our business may be exposed to material liability and/or fines*.*

Our operations are subject to extensive and frequently changing federal, state, local, and foreign laws and regulations, including those concerning product safety, environmental protection, and occupational health and safety. Some of these laws and regulations require us to obtain permits and limit our ability to discharge hazardous materials into the environment. If we fail to comply with these requirements, we may be subject to civil or criminal enforcement actions that could result in the assessment of fines and penalties, obligations to conduct remedial or corrective actions, or, in extreme circumstances, revocation of our permits or injunctions preventing some or all of our operations. In addition, the components of our boats must meet certain regulatory standards, including stringent air emission standards for boat engines. Failure to meet these standards could result in an inability to sell our boats in key markets, which would adversely affect our business. Moreover, compliance with these regulatory requirements could increase the cost of our products, which in turn, may reduce consumer demand.

While we believe that we are in material compliance with applicable federal, state, local, and foreign regulatory requirements, and hold all licenses and permits required thereunder, we cannot assure you that we will, at all times, be able to continue to comply with applicable regulatory requirements. Compliance with increasingly stringent regulatory and permit requirements may, in the future, cause us to incur substantial capital costs and increase our cost of operations, or may limit our operations, all of which could have a material adverse effect on our business or financial condition.

As with most boat construction businesses, our manufacturing processes involve the use, handling, storage, and contracting for recycling or disposal of hazardous substances and wastes. The failure to manage or dispose of such hazardous substances and wastes properly could expose us to material liability or fines, including liability for personal injury or property damage due to exposure to hazardous substances, damages to natural resources, or for the investigation and remediation of environmental conditions. Under environmental laws, we may be liable for remediation of contamination at sites where our hazardous wastes have been disposed or at our current facility, regardless of whether our facility is owned or leased or whether the environmental conditions were created by us, a prior owner or tenant, or a third-party. While we do not believe that we are presently subject to any such liabilities, we cannot assure you that environmental conditions relating to our prior, existing, or future sites or operations or those of predecessor companies will not have a material adverse effect on our business or financial condition.

Our industry is characterized by intense competition, which affects our sales and profits.

The performance sport boat category and the powerboat industry as a whole are highly competitive for consumers and dealers. We also compete against consumer demand for used boats. Competition affects our ability to succeed in both the markets we currently serve and new markets that we may enter in the future. Competition is based primarily on brand name, price, product selection, and product performance. We compete with several large manufacturers that may have greater financial, marketing, and other resources than we do and who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also compete with a variety of small, independent manufacturers. We cannot assure you that we will not face greater competition from existing large or small manufacturers or that we will be able to compete successfully with new competitors. Our failure to compete effectively with our current and future competitors would adversely affect our business, financial condition, and results of operations.

We face increasing competition for dealers and have little control over their activities.

We face intense competition from other performance sport boat manufacturers in attracting and retaining dealers and customers, affecting our ability to attract or retain relationships with qualified and successful dealers and consumers looking to purchase boats. Although our management believes that the quality of our products in the boat industry should permit us to maintain our relationships with our dealers and our market share position, there can be no assurance that we will be able to maintain or improve our relationships with our dealers or our market share position. In addition, independent dealers in the boating industry have experienced significant consolidation in recent years, which could result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. A substantial deterioration in the number of dealers or quality of our network of dealers would have a material adverse effect on our business, financial condition, and results of operations.

Our sales may be adversely impacted by increased consumer preference for other leisure activities or used boats or the supply of new boats by competitors in excess of demand.

Our boats are not necessities and in times of economic hardship, and consumers may cease purchasing non-essential items. Demand for our boats may be adversely affected by competition from other activities that occupy consumers' leisure time and by changes in consumer lifestyle, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers' willingness to purchase and enjoy our boats.

During the economic downturn that commenced in 2008, there was a shift in consumer demand toward purchasing more used boats, primarily because prices for used boats are typically lower than retail prices for new boats. If this were to occur again, it could have the effect of reducing demand among retail purchasers for our new boats. Also, while we have balanced production volumes for our boats to meet demand, our competitors could choose to reduce the price of their products, which could have the effect of reducing demand for our new boats. Reduced demand for new boats could lead to reduced sales by us, which could adversely affect our business, results of operations, and financial condition.

Our sales and profitability depend, in part, on the successful introduction of new products.

Market acceptance of our products depends on our technological innovation and our ability to implement technology in our boats. Our sales and profitability may be adversely affected by difficulties or delays in product development, such as an inability to develop viable or innovative new products. Our failure to introduce new technologies and product offerings that consumers desire could adversely affect our business, financial condition, and results of operations. If we fail to introduce new features or those we introduce fail to gain market acceptance, our bottom line may suffer.

In addition, some of our direct competitors and indirect competitors may have significantly more resources to develop and patent new technologies. It is possible that our competitors will develop and patent equivalent or superior technologies and other products that compete with ours. They may assert these patents against us and we may be required to license these patents on unfavorable terms or cease using the technology covered by these patents, either of which would harm our competitive position and may materially adversely affect our business.

We also cannot be certain that our products or features have not infringed or will not infringe the proprietary rights of others. Any such infringement could cause third parties, including our competitors, to bring claims against us, resulting in significant costs and potential damages.

Our success depends upon the continued strength of our brand, the value of our brand, and sales of our products could be diminished if we, the consumers who use our products, or the sports and activities in which our products are used are associated with negative publicity.

We believe that our brand is a significant contributor to the success of our business and that maintaining and enhancing our brand is important to expanding our consumer and dealer base. Failure to continue to protect our brand may adversely affect our business, financial condition, and results of operations. We expect that our ability to develop, maintain and strengthen the Twin Vee brand and the Forza brand will also depend heavily on the success of our marketing efforts. To further promote our brand and Forza's brand, we and Forza may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Negative publicity, including that resulting from severe injuries or death occurring in the sports and activities in which our products are used, could negatively affect our reputation and result in restrictions, recalls, or bans on the use of our products. If the popularity of the sports and activities for which we design, manufacture, and sell products were to decrease as a result of these risks or any negative publicity, sales of our products could decrease, which could have an adverse effect on our net sales, profitability, and operating results. In addition, if we become exposed to additional claims and litigation relating to the use of our products, our reputation may be adversely affected by such claims, whether or not successful, including by generating potential negative publicity about our products, which could adversely impact our business and financial condition.

We may not be able to execute our manufacturing strategy successfully, which could cause the profitability of our products to suffer.

Our manufacturing strategy is designed to improve product quality and increase productivity, while reducing costs and increasing flexibility to respond to ongoing changes in the marketplace. To implement this strategy, we must be successful in our continuous improvement efforts, which depend on the involvement of management, production employees, and suppliers. Any inability to achieve these objectives could adversely impact the profitability of our products and our ability to deliver desirable products to our consumers.

We will rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.

We expect to rely heavily on complex machinery for our operations and our production will involve a significant degree of uncertainty and risk in terms of operational performance, safety, security, and costs. Our manufacturing plant consists of large-scale machinery combining many components. The manufacturing plant components are likely to suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of the manufacturing plant components may significantly affect operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, pandemics, fire, seismic activity, and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, products, supplies, tools and materials, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs, and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. Although we generally carry insurance to cover such operational risks, we cannot be certain that our insurance coverage will be sufficient to cover potential costs and liabilities arising therefrom. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We may need to raise additional capital that may be required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Operating our business and maintaining our growth efforts will require significant cash outlays and advance capital expenditures and commitments. Although the proceeds of our initial public offering and follow on offering should be sufficient to fund our operations, if cash on hand and cash generated from operations and from our initial public offering and follow on offering are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt or equity financings, to fund our growth. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our common stock in our initial public offering. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of common stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

If we fail to manage future growth effectively, we may not be able to market or sell our products successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

- training new personnel;

- forecasting production and revenue;

- expanding our marketing efforts, including the marketing of a new powertrain that we intend to develop;

- controlling expenses and investments in anticipation of expanded operations;

- establishing or expanding design, manufacturing, sales and service facilities;

- implementing and enhancing administrative infrastructure, systems and processes; and

- addressing new markets.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric boats and powertrains. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects

The loss of one or a few dealers could have a material adverse effect on us.

A few dealers have in the past, and may in the future, account for a significant portion of our revenues in any one year or over a period of several consecutive years. For example, during the year ended December 31, 2022, one individual dealer had sales of over 10% of our total sales, and that one dealer represented 12% of total sales. During the year ended December 31, 2021, five dealers represented 67% of our sales. The loss of business from a significant dealer could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon our executive officers and we may not be able to retain them and their knowledge of our business and technical expertise would be difficult to replace.

Our future success will depend in significant part upon the continued service of our executive officers. We cannot assure you that we will be able to continue to attract or retain such persons. We do not have an insurance policy on the life of our chief executive officer, and we do not have "key person" life insurance policies for any of our other officers or advisors. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

Certain of our shareholders have sufficient voting power to make corporate governance decisions that could have a significant influence on us and the other stockholders.

Our Chief Executive Officer owns 25.84% of our outstanding common stock. As a result, our Chief Executive Officer does and will have significant influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in our control and might affect the market price of our common stock, even when a change in control may be in the best interest of all stockholders. Furthermore, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. Accordingly, our Chief Executive Officer could cause us to enter into transactions or agreements that we would not otherwise consider.

We may attempt to grow our business through acquisitions or strategic alliances and new partnerships, which we may not be successful in completing or integrating.

We may in the future enter into acquisitions and strategic alliances that will enable us to acquire complementary skills and capabilities, offer new products, expand our consumer base, enter new product categories or geographic markets, and obtain other competitive advantages. We cannot assure you, however, that we will identify acquisition candidates or strategic partners that are suitable to our business, obtain financing on satisfactory terms, complete acquisitions or strategic alliances, or successfully integrate acquired operations into our existing operations. Once integrated, acquired operations may not achieve anticipated levels of sales or profitability, or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated challenges, liabilities and contingencies, and diversion of management attention and resources from our existing operations. Similarly, our partnership with leading franchises from other industries to market our products or with third-party technology providers to introduce new technology to the market may not achieve anticipated levels of consumer enthusiasm and acceptance, or achieve anticipated levels of sales or profitability, or otherwise perform as expected.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised.

Likewise, data privacy breaches by employees or others with permitted access to our systems may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. While we have invested in protection of data and information technology, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our business. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

Uninsured losses could result in payment of substantial damages, which would decrease our cash reserves and could harm our cash flow and financial condition.

In the ordinary course of business, we may be subject to losses resulting from product liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. While we currently carry commercial general liability, commercial boat liability, excess liability, product liability, cybersecurity, crime, special crime, drone, cargo stock throughput, builder's risk, owner controlled insurance program, property, owners protective, workers' compensation, employment practices, employed lawyers, production, fiduciary liability and directors' and officers' insurance policies, we may not maintain as much insurance coverage as other original equipment manufacturers do, and in some cases, we may not maintain any at all. Additionally, the policies that we have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all or any future claims against us. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and results of operations. Further, insurance coverage may not continue to be available to us or, if available, may be at a significantly higher cost, especially if insurance providers perceive any increase in our risk profile in the future.

Risks Related to our Electric-Powered Boats

Forza's planned fully electric sport boat has not yet been developed, and even if developed, interest in it may not develop.

Forza, has not completed the design and engineering of the FX1 sport boat. There can be no assurance that Forza will be able to complete development of the FX1 when anticipated, if at all, that we will be able to mass produce the FX1 or that the anticipated features or services to be included in the FX1 will create substantial interest or a market, and therefore Forza's anticipated FX1 product, its sales and growth for our product may not develop as expected, or at all. For example, in May 2021 we experienced a small fire in connection with the sea trial of a prototype of our electric boat which resulted in a six-month delay in our design timetable as we implemented changes to the design for outboard electric motor system as a result of the fire. We cannot guarantee that similar events will not occur in the future, or that we will be able to contain such events without damage or delay. Even if such a market for the FX1 sport boat develops, there can be no assurance that Forza would be able to maintain that market.

Forza's operations to date have been primarily limited to finalizing the design and engineering of its electric sport boat as well as organizing and staffing Forza in preparation for launching the FX1 electric boat. As such, Forza has not yet demonstrated, and the success of Forza is wholly dependent upon, its ability to commercialize its products. The successful commercialization of any products will require us to perform a variety of functions, including:

- completing the design and testing for the FX1 sport boat and Forza's proprietary outboard electric motor;

- manufacturing the FX1 sport boats;

- developing a vertically integrated direct-to-consumer distribution system; and

- conducting sales and marketing activities.

Forza cannot be certain that its business strategy for its electric-powered boats will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected, and Forza may not have the resources to continue or expand the business operations of its electric-powered boats business.

Forza may be unable to adequately control the capital expenditures and costs associated with our business and operations.

Forza will require significant capital to develop and grow our business, including developing its first boat to be manufactured, the FX1, as well as building its brand. Forza expects to make additional capital expenditures and incur substantial costs as it completes the design and engineering of the FX1 and prepare to commercially launch sales of its boats and grow its business, including research and development expenses, raw material procurement costs, sales and distribution expenses as we build our brand and market its boats and general and administrative expenses as Forza scales its operations, identifies and commits resources to investigate new areas of demand and incurs costs as a public company. Forza's ability to become profitable in the future will not only depend on its ability to complete the design and development of its boats but also to control its capital expenditures and costs. As Forza expands its product portfolio, it will need to manage costs effectively to sell those products at our expected margins. If Forza is unable to cost efficiently design, manufacture, market, sell and distribute and service its boats and provide its services, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

Forza's planned distribution model is different from the predominant current distribution model for boat manufacturers, which subjects us to substantial risk and makes evaluating our business, prospects, financial condition, results of operations, and cash flows difficult.

Forza's distribution model is still in the planning stages. We, through Forza, currently plans to mainly sell its electric-powered boats directly to customers rather than through franchised dealerships (unless required to do so by certain states), primarily through the Forza X1 website and app platform, subject to obtaining applicable dealer licenses and equivalent permits in such jurisdictions. The digital customer experience via our online platform will allow customers to research, shop, choose boat hull color, interior upholstery color, and a possible upgrade of an additional battery to extend run times, order, track and take delivery through our web-based and app platform. Forza has not yet: (i) entered into any arrangements with third parties to provide financing services through Forza X1's web and app platform, (ii) hired staff for our intended support and service department or (iii) partnered with any third parties to address service needs or operate service centers. Once the customer places the order, their Forza X1 account will request several documents, including license, insurance, etc., which can be uploaded online without ever speaking with a salesperson. If the customer has questions, concerns, or needs support through the sales and purchase process, they will be able to contact Forza X1 through the website or app with any questions, concerns.

Since Forza's planned sales and marketing platform is a newer way to shop, buy and take delivery of a new boat through a mostly virtual process, we are unable to predict or conclude precisely what the customer will experience. Forza intends to follow up customer transactions with review and quality control questionnaires to collect the data and continue to better our platform and how we interact with customers.

In addition to the Forza website and app platform, Forza also intends to establish Forza X1 customer experience and service centers to be operated as product showrooms and locations where Forza X1 boats may be taken for service and warranty repairs. They will be located in jurisdictions where direct-to-consumer sales or manufacturer-owned dealerships are permissible and allow prospective customers to see our products in person before purchasing. Forza anticipates staffing these centers with well-trained Forza X1 employees. Forza will initially set up a single office, but if and as its grows, Forza plans to open additional customer experience and service centers to support our expansion, help bolster sales, and introduce its electric boat product to markets across the country that are more familiar purchasing boats at a traditional boat dealership.

This model of boat distribution is relatively new, different from the predominant current distribution model for boat manufacturers and, with limited exceptions, unproven, which subjects us to substantial risk. We and Forza has no experience in selling or leasing boats direct-to-consumer and therefore this model may require significant expenditures and provide for slower expansion than the traditional dealer franchise system. For example, Forza will not be able to utilize long established relationships developed by Twin Vee with its dealer network. Moreover, we Forza will be competing with companies with well established distribution channels. Forza's success will depend in large part on its ability to effectively develop its own sales channels and marketing strategies.

Implementing a direct sales model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges. If Forza's direct sales model does not develop as expected or develops more slowly than expected, it may be required to modify or abandon our sales model, which could materially and adversely affect its business, prospects, financial condition, results of operations, and cash flows.

Forza's ability to generate meaningful product revenue from its electric-powered boats will depend on consumer adoption of electric boats.

Forza's ability to generate meaningful product revenue from electric-powered boats will highly depend on sustained consumer demand for alternative fuel vehicles in general and electric boats in particular. If the market for electric boats does not develop as expected or develops more slowly than expected, or if there is a decrease in consumer demand for electric vehicles, Forza's business, prospects, financial condition and results of operations will be harmed. The market for electric and other alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation (including government incentives and subsidies) and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Any number of changes in the industry could negatively affect consumer demand for electric vehicles in general and Forza's electric boats in particular.

In addition, demand for electric boats may be affected by factors directly impacting boat prices or the cost of purchasing and operating boats such as sales and financing incentives including tax credits, prices of raw materials and parts and components, cost of fuel, availability of consumer credit, and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in downward price pressure and adversely affect Forza's business, prospects, financial condition and results of operations. Further, sales of boats in the marine industry tend to be cyclical in many markets, which may expose us to increased volatility, especially as Forza expands and adjust its operations and retail strategies. Specifically, it is uncertain how such macroeconomic factors will impact us as a new entrant in an industry that has globally been experiencing a recent decline in sales.

Other factors that may influence the adoption of electric boats include:

● perceptions about electric vehicle quality, safety, design, performance and cost;

● perceptions about the limited range over which electric boats may be driven on a single battery charge;

● perceptions about the total cost of ownership of electric boats, including the initial purchase price and operating and maintenance costs, both including and excluding the effect of any government and other subsidies and incentives designed to promote the purchase of electric boats;

● perceptions about the sustainability and environmental impact of electric boats, including with respect to both the sourcing and disposal of materials for electric vehicle batteries and the generation of electricity provided in the electric grid;

● the availability of other alternative fuel boats;

● improvements in the fuel economy of the internal combustion engine;

● the quality and availability of service for electric boats;

● volatility in the cost of oil and gasoline;

- government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

- access to charging stations and cost to charge an electric vehicle and related infrastructure costs and standardization;

- the availability of tax and other governmental incentives to purchase and operate electric boats or future regulation requiring increased use of nonpolluting boats; and

- macroeconomic factors.

The influence of any of the factors described above or any other factors may cause a general reduction in consumer demand for electric vehicles or Forza's electric boats in particular, either of which would materially and adversely affect our business, results of operations, financial condition and prospects.

Forza depends upon third parties to manufacture and to supply key semiconductor chip components necessary for its electric boats. Forza does not have long-term agreements with any semiconductor chip manufacturers and suppliers, and if these manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips, with respect to which there is a global shortage, Forza would not be able to find alternative sources in a timely manner and Forza's and our business would be adversely impacted.

Semiconductor chips are a vital input component to the electrical architecture of electric boats, controlling wide aspects of the Forza boats' operations. Many of the key semiconductor chips Forza intends to use in its electric boats come from limited or single sources of supply, and therefore a disruption with any one manufacturer or supplier in the supply chain would have an adverse effect on our ability to effectively manufacture and timely deliver its boats. Forza does not have any long- term supply contracts with any suppliers and purchase chips on a purchase order basis. Due to its reliance on these semiconductor chips, Forza is subject to the risk of shortages and long lead times in their supply. Forza in the process of identifying alternative manufacturers for semiconductor chips. Forza has in the past experienced, and may in the future experience, semiconductor chip shortages, and the availability and cost of these components would be difficult to predict. For example, Forza's manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, acquisitions, insolvency, changes in legal or regulatory requirements, or other similar problems.

In particular, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic and increased demand for consumer electronics that use these chips, has resulted in a continued global shortage of chips through 2022. As a result, Forza's ability to source semiconductor chips to be used in its electric boats has been adversely affected. This shortage may result in increased chip delivery lead times, delays in the production of boats, and increased costs to source available semiconductor chips. To the extent this semiconductor chip shortage continues, and Forza is unable to mitigate the effects of this shortage, its ability to deliver sufficient quantities of its boats to fulfill its preorders and to support Forza's growth through sales to new customers would be adversely affected. In addition, Forza may be required to incur additional costs and expenses in managing ongoing chip shortages, including additional research and development expenses, engineering design and development costs in the event that new suppliers must be onboarded on an expedited basis. Further, ongoing delays in production and shipment of electric boats due to a continuing shortage of semiconductor chips may harm Forza's reputation and discourage additional preorders and boat sales, and otherwise materially and adversely affect Forza's business and operations.

The electric boats will use lithium-ion battery cells, which, if not appropriately managed and controlled, have been observed to catch fire or vent smoke and flame.

The battery packs within Forza's electric boats are being designed to use of lithium-ion cells. If not properly managed or subject to environmental stresses, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell's release of energy without spreading to neighboring cells, a field or testing failure of battery packs in our electric boats could occur, which could result in bodily injury or death and could subject Forza to lawsuits, field actions (including product recalls), or redesign efforts, all of which would be time consuming and expensive and could harm Forza's brand image. Also, negative public perceptions regarding the suitability of lithium-ion cells for boating applications, the social and environmental impacts of mineral mining or procurement associated with the constituents of lithium-ion cells, or any future incident involving lithium-ion cells, such as a vehicle or other fire, could materially and adversely affect Forza's reputation and business, prospects, financial condition, results of operations, and cash flows.

The electronic vehicle (EV) industry and its technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for Forza's boats or increase Forza's operating costs.

Forza may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, hydrogen, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the internal combustion engine or the cost of gasoline, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers' preferred alternative to Forza's boats. Any failure by Forza to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay its development and introduction of new and enhanced alternative fuel and EVs, which could result in the loss of competitiveness of our electric boats, decreased revenue and a loss of market share to competitors. Forza's research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies change, Forza plans to upgrade or adapt its electric boats with the latest technology. However, Forza's electric boats may not compete effectively with alternative systems if Forza is not able to source and integrate the latest technology into its boats. Additionally, the introduction and integration of new technologies into the electric boats may increase costs and capital expenditures required for the production and manufacture of boats and, if Forza is unable to cost efficiently implement such technologies or adjust its manufacturing operations, its business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

Forza may not be able to commence production of our electric boats as planned.

Forza currently plans to manufacture its electric boats at a new state of the art carbon neutral factory that we plan to build in McDowell County, North Carolina. Until it is able to expand its manufacturing capacity and build the planned manufacturing facility, it expects to continue to share Twin Vee's current manufacturing facility, which has a limited capacity and may not be able to satisfy its manufacturing needs. Although they have entered into a Transition Services Agreement with Twin Vee, the Transition Services Agreement does not provide for any dedicated manufacturing capacity for Forza. Forza's ability to utilize Twin Vee's manufacturing capacity pending completion of its own facility will be subject to its availability as determined by Twin Vee and Twin Vee has no obligation to make any manufacturing capacity available to Forza under the Transition Services Agreement. As a result, its ability to produce any boats will be limited to the available capacity of the Twin Vee facility until Forza's future manufacturing facility is operational. If Twin Vee does not provide manufacturing capacity, it will not be able to produce its electric boats unless or until we lease or purchase facilities and equipment necessary for production purposes. Any facility that it builds will require a significant capital investment and is expected to take at least one to two years to build and become fully operational. In addition, even if the construction of its planned facility is completed when anticipated, production at its facility could be delayed whether due to lack of equipment, workforce issues or other reasons. If Forza is unable to complete its own facility and commence production as planned, its business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected and the value of your investment in its company may be materially adversely affected.

Forza may not receive the anticipated grant funding.

On July 28, 2022, Forza received notice that the North Carolina Economic investment committee has approved the JDIG providing for reimbursement to us of up to $1,367,100 over a twelve-year period to establish a new manufacturing plant in McDowell County, North Carolina. The receipt of grant funding is conditioned upon us investing over $10.5 million in land, buildings and fixtures, infrastructure and machinery and equipment by the end of 2025 and us creating as many as 170 jobs. Forza is currently in negotiations for a new site to build the Forza factory in North Carolina. There can be no assurance that the negotiations will be successful. If unsuccessful, it will not meet the conditions necessary to receive the grant funding and will be subject to the limited capacity at the Twin Vee factory that Twin Vee allows Forza, in its discretion, to use. There can be no assurance that Forza will meet the conditions necessary to receive the grant funding. Forza is currently in negotiations for a new site to build the Forza factory in North Carolina. There can be no assurance that the negotiations will be successful.

If Forza's electric boats fail to perform as expected, its ability to develop, market and sell or lease its products could be harmed.

Once commercialization commences, Forza's electric boats may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, recalls, and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. The boats will use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors when first introduced. If the boats contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of the boats take longer than expected to become available, are legally restricted or become subject to additional regulation, Forza's ability to develop, market and sell its products and services could be harmed. Although Forza will attempt to remedy any issues it observes in its products as effectively and rapidly as possible, such efforts could significantly distract management's attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of its customers. Further, Forza's limited operating history and limited field data reduces its ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of its battery packs, powertrains and boats. There can be no assurance that Forza will be able to detect and fix any defects in its products prior to their sale or lease to customers.

Any defects, delays or legal restrictions on boat features, or other failure of Forza's boats to perform as expected, could harm its reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material adverse impact on its business, results of operations, prospects and financial condition. As a new entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to us. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for Forza's boats.

In addition, even if Forza's boats function as designed, Forza expects that the battery efficiency, and hence the range, of its electric boats, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery's ability to hold a charge, or could require Forza to limit boat battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease the boats' range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers' purchasing decisions. Further, there can be no assurance that Forza will be able to improve the performance of its battery packs, or increase its boats range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers' willingness to purchase Forza boats and negatively impact its brand and reputation, which could adversely affect Forza's business, prospects, results of operations and financial condition.

Forza's boats will rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if Forza is unsuccessful in addressing or mitigating technical limitations in its systems, its business could be adversely affected.

Forza's boats are expected to rely on software and hardware that is highly technical and complex and may require modification and updates over the life of the boats. In addition, the boats will depend on the ability of such software and hardware to store, retrieve, process and manage large amounts of data. Forza's software and hardware may contain errors, bugs, vulnerabilities or design defects, and its systems are subject to certain technical limitations that may compromise its ability to meet its objectives. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Although Forza will attempt to remedy any issues it observes in its boats effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of its customers.

Additionally, if Forza deploys updates to the software (whether to address issues, deliver new features or make desired modifications) and its over-the-air update procedures fail to properly update the software or otherwise have unintended consequences to the software, the software within its customers' boats will be subject to vulnerabilities or unintended consequences resulting from such failure of the over-the-air update until properly addressed.

If Forza is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, or fails to deploy updates to its software properly, it would suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect its business, prospects, financial condition, results of operations, and cash flows.

Intellectual Property Risks

Forza's patent applications may not issue as patents, which may have a material adverse effect on its ability to prevent others from commercially exploiting products similar to its products.

Forza cannot be certain that it is the first inventor of the subject matter to which it has filed a particular patent application, or that it is the first party to file such a patent application. If another party has filed a patent application for the same subject matter as it has, it may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that Forza files will issue, or that issued patents will afford protection against competitors with similar technology. In addition, its competitors may design around Forza's issued patents, which may adversely affect its and our business, prospects, financial condition, results of operations, and cash flows.

We and Forza may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We and Forza may not be able to prevent others from unauthorized use of our intellectual property, which could harm our and Forza's business and competitive position. We and Forza rely on a combination of patent, trade secret (including those in our know-how), and other intellectual property laws, as well as employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights to establish and protect rights in our technology and intellectual property. Our and Forza's patent or trademark applications may not be granted, any patents or trademark registrations that may be issued to us may not sufficiently protect our and Forza's intellectual property and any of our or Forza's issued patents, trademark registrations or other intellectual property rights may be challenged by third parties. Any of these scenarios may result in limitations in the scope of our or Forza's intellectual property or restrictions on our or Forza's use of our intellectual property or may adversely affect the conduct of our or Forza's business. Despite our or Forza's efforts to protect our or Forza's intellectual property rights, third parties may attempt to copy or otherwise obtain and use our or Forza's intellectual property or seek court declarations that they do not infringe upon our or Forza's intellectual property rights. Monitoring unauthorized use of our or Forza's intellectual property is difficult and costly, and the steps we and Forza have taken or will take to prevent misappropriation may not be successful. From time to time, we and Forza may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

Patent, trademark, and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our and Forza's intellectual property rights may not be as strong or as easily enforced outside of the United States. Failure to adequately protect our and Forza's intellectual property rights could result in competitors offering similar products, potentially resulting in the loss of some of competitive advantage and a decrease in our and Forza's revenue which would adversely affect our business, prospects, financial condition, results of operations, and cash flows.

If Forza's patents expire or are not maintained, Forza's patent applications are not granted or patent rights are contested, circumvented, invalidated or limited in scope, Forza may not be able to prevent others from selling, developing or exploiting competing technologies or products, which could have a material adverse effect on its and our business, prospects, financial condition, results of operations, and cash flows.

Forza cannot assure that its pending applications will issue as patents. Even if its patent applications issue into patents, these patents may be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with adequate protection or competitive advantages. The claims under any patents that issue from Forza's patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to Forza's technology. The intellectual property rights of others could also bar Forza from licensing and exploiting any patents that issue from Forza's pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which Forza has developed and are developing its technology. Many of these existing patents and patent applications might have priority over its patent applications and could subject its patents to invalidation or its patent applications to rejection. Finally, in addition to patents and patent applications that were filed before its patents and patent applications, any of its existing or future patents may also be challenged by others on the basis that they are invalid or unenforceable.

We and Forza may in the future become, subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our or Forza's employees' former employers.

Many of our and Forza's employees were previously employed by other companies with similar or related technology, products or services. We and Forza are, and may in the future become, subject to claims that we, they or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. If we or Forza fail in defending such claims, we or they may be forced to pay monetary damages or be enjoined from using certain technology, products, services or knowledge. Even if we or they are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Our and Forza's use of open-source software in our applications could subject our proprietary software to general release, adversely affect our ability to sell our and Forza's services and subject us to possible litigation, claims or proceedings.

We and Forza plan to use open-source software in connection with the development and deployment of our and Forza's products and services. Companies that use open-source software in connection with their products have, from time to time, faced claims challenging the use of open-source software and/or compliance with open-source license terms. As a result, we or Forza could be subject to suits by parties claiming ownership of what are believed to be open-source software or claiming noncompliance with open-source licensing terms. Some open-source software licenses may require users who distribute proprietary software containing or linked to open-source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open-source code under the same open-source license, which could include proprietary source code. In such cases, the open-source software license may also restrict us or Forza from charging fees to licensees for their use of our or Forza's software. While we and Forza will monitor the use of open-source software and try to ensure that open-source software is not used in a manner that would subject our or Forza's proprietary source code to these requirements and restrictions, such use could inadvertently occur, in part because open-source license terms are often ambiguous and have generally not been interpreted by U.S. or foreign courts.

Further, in addition to risks related to license requirements, use of certain open-source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open-source software is generally provided as-is without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our or Forza's platformer the platform of our subsidiaries depends upon the successful operation of open-source software, any undetected errors or defects in open-source software that we or Forza use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for attackers to target and compromise our or Forza's platform through cyber-attacks. Any of the foregoing risks could materially and adversely affect our and Forza's business, prospects, financial condition, results of operations, and cash flows.

A significant portion of our and Forza's intellectual property is not protected through patents or formal copyright registration. As a result, neither we nor Forza have the full benefit of patent or copyright laws to prevent others from replicating our or Forza's products, product candidates and brands.

We have not protected our intellectual property rights with respect to our gas-powered boats through patents or formal copyright registration, and we do not currently have any patent applications pending. There can be no assurance that any patent will issue or if issued that the patent will protect our intellectual property. As a result, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours or Forza's resulting in us selling less products or generating less revenue from our or Forza's sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We and Forza rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our boats and the intellectual property behind Forza's electric powertrain and for the construction of its boats. We and Forza have recently begun to use confidentiality agreements with our and its collaborators, employees, consultants, outside collaborators and other advisors to protect its proprietary technology and processes. We and Forza intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we and Forza could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our and Forza's competitive business position.

We and Forza may need to defend ourselves against patent, copyright or trademark infringement claims, which may be time-consuming and would cause us and Forza to incur substantial costs.

The status of the protection of our and Forza's intellectual property is unsettled as we and Forza do not have any issued patents, registered trademarks or registered copyrights for most of our and Forza's intellectual property and other than three design, five utility and two full non-provisional patent applications, neither we nor Forza have applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our or Forza's ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us or Forza to operate. From time to time, we or Forza may receive communications from third parties that allege our or Forza's products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we or Forza are determined to have infringed upon a third party's intellectual property rights, we or Forza may be required to do one or more of the following:

- cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

- pay substantial damages;

- seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

- redesign our boats or other goods or services to avoid infringing the third-party intellectual property;

- establish and maintain alternative branding for our products and services; or

- find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us or Forza and our or Forza's failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Risks Related to our Industry

Demand in the powerboat industry is highly volatile.

Volatility of demand in the powerboat industry, especially for recreational powerboats and electric powerboats, may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

General economic conditions, particularly in the U.S., affect our industry, demand for our products and our business, and results of operations.

Demand for premium boat brands has been significantly influenced by weak economic conditions, low consumer confidence, high unemployment, and increased market volatility worldwide, especially in the U.S. In times of economic uncertainty and contraction, consumers tend to have less discretionary income and tend to defer or avoid expenditures for discretionary items, such as our products. Sales of our products are highly sensitive to personal discretionary spending levels. Our business is cyclical in nature and its success is impacted by economic conditions, the overall level of consumer confidence and discretionary income levels. Any substantial deterioration in general economic conditions that diminishes consumer confidence or discretionary income may reduce our sales and materially adversely affect our business, financial condition and results of operations. We cannot predict the duration or strength of an economic recovery, either in the U.S. or in the specific markets where we sell our products. Corporate restructurings, layoffs, declines in the value of investments and residential real estate, higher gas prices, higher interest rates, and increases in federal and state taxation may each materially adversely affect our business, financial condition, and results of operations.

Consumers often finance purchases of our products. Although consumer credit markets have improved, consumer credit market conditions continue to influence demand, especially for boats, and may continue to do so. There continue to be fewer lenders, tighter underwriting and loan approval criteria, and greater down payment requirements than in the past. If credit conditions worsen, and adversely affect the ability of consumers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in the sales of our products.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including a significant recent market reaction to the novel coronavirus (COVID-19), resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in material adverse effects on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing, or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares resulting in:

- customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

- third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production.

Risks Relating to Ownership of our Common Stock

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our common stock could decline.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of our initial public offering, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we have and will continue to incur significant legal, accounting, and other expenses that we did not previously incur.

We have identified weaknesses in our internal controls, and we cannot provide assurances that these weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting.

We do not yet have effective disclosure controls and procedures, or internal controls over all aspects of our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and in accordance with GAAP. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

We will be required to expend time and resources to further improve our internal controls over financial reporting, including by expanding our staff. However, we cannot assure you that our internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.

We have not yet retained sufficient staff or engaged sufficient outside consultants with appropriate experience in GAAP presentation, especially of complex instruments, to devise and implement effective disclosure controls and procedures, or internal controls. We will be required to expend time and resources hiring and engaging additional staff and outside consultants with the appropriate experience to remedy these weaknesses. We cannot assure you that management will be successful in locating and retaining appropriate candidates; that newly engaged staff or outside consultants will be successful in remedying material weaknesses thus far identified or identifying material weaknesses in the future; or that appropriate candidates will be located and retained prior to these deficiencies resulting in material and adverse effects on our business.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock.

Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an "emerging growth company" as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and cause a decline in the market price of our common stock.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the year ending December 31, 2022, and our management is required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are in the process of reviewing, documenting, and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement, the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our common stock could decline.

Additionally, the existence of any material weakness or significant deficiency requires management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an "emerging growth company" for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed fiscal quarter, and (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

We are also a "smaller reporting company" as defined in the Exchange Act, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. To the extent that we continue to qualify as a "smaller reporting company" as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an "emerging growth company" may continue to be available to us as a "smaller reporting company," including exemption from compliance with the auditor attestation requirements pursuant to SOX and reduced disclosure about our executive compensation arrangements. We will continue to be a "smaller reporting company" until we have $250 million or more in public float (based on our common stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float (based on our common stock) or a public float (based on our common stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

The price of our common stock has experienced volatility. On August 15, 2022, the closing price of our common stock on the Nasdaq was $7.94 per share, on December 19, 2022, the closing price of our common stock on the Nasdaq was $1.67 per share It is possible that an active trading market will not continue or be sustained, which could make it difficult for investors to sell their shares of our common stock at an attractive price or at all.

Volatility in the market price of our common stock may prevent investors from being able to sell their shares at or above the price you paid for them. Many factors, which are outside our control, may cause the market price of our common stock to fluctuate significantly, including those described elsewhere in this "Risk Factors" section and this Annual Report, as well as the following:

- Our operating and financial performance and prospects;

- Our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

- Conditions that impact demand for our products;

- Future announcements concerning our business or our competitors' businesses;

- The public's reaction to our press releases, other public announcements, and filings with the SEC;

- The size of our public float;

- Coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

- Market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

- Strategic actions by us or our competitors, such as acquisitions or restructurings;

- Changes in laws or regulations that adversely affect our industry or us;

- Changes in accounting standards, policies, guidance, interpretations, or principles;

- Changes in senior management or key personnel;

- Issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

- Changes in our dividend policy;

- Adverse resolution of new or pending litigation against us; and

- Changes in general market, economic, and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war, geopolitical events, including civil or political unrest (such as the ongoing conflict between Ukraine and Russia), inflation and responses to such events.

As a result, volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, investors may suffer a loss on your investment.

Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a "short squeeze." These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at significantly inflated rates that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we won't be in the future, and investors may lose a significant portion or all of their investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

We do not intend to pay dividends on our common stock for the foreseeable future.

We presently have no intention to pay dividends on our common stock at any time in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our board of directors may deem relevant. Furthermore, our ability to declare and pay dividends may be limited by instruments governing future outstanding indebtedness we may incur.

FINRA sales practice requirements may limit your ability to buy and sell our common shares, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit an investor's ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

Volatility in our common shares price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things included in these provisions:

● our board of directors is divided into three classes, one class of which is elected each year by our stockholders with the directors in each class to serve for a three-year term;

● the authorized number of directors can be changed only by resolution of our board of directors;

● directors may be removed only by the affirmative vote of the holders of at least sixty percent (60%) of our voting stock, whether for cause or without cause;

● our bylaws may be amended or repealed by our board of directors or by the affirmative vote of sixty-six and two-thirds percent (66 2/3%) of our stockholders;

● stockholders may not call special meetings of the stockholders or fill vacancies on the board of directors;

● our board of directors will be authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;

● our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors; and

● our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of state actions that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees

Our Certificate of Incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, employees, control persons, underwriters, or agents, which may discourage lawsuits against us and our directors, employees, control persons, underwriters, or agents. Additionally, a court could determine that the exclusive forum provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company leases its office and production facilities, and the land which are located at 3101 S US-1, Fort Pierce, Florida from Visconti Holdings, LLC. Visconti Holdings, LLC is a single member LLC that holds the ownership of the property, and its sole member is Joseph C Visconti, our CEO . We entered into the lease on January 1, 2020, and as amended January 1, 2021, the lease has a term of five years. The current base rent payment is $31,500 per month including property taxes and the lease required a $25,000 security deposit. The base rent will increase five percent (5%) on the anniversary of each annual term. We have engaged in several building improvement projects during the last year.

Forza currently shares our corporate headquarters.

While we believe these headquarters are adequate for our current operations and needs, we do believe that the capacity at the facility will not be sufficient to support both our full scale production and Forza's full scale production. Forza is currently designing a state-of-the-art manufacturing plant to be built in McDowell County, North Carolina as its future boat manufacturing facility. The initial phase of our new factory will be 50,000 square feet, that will have a capacity of 550 units annually. The site has been cleared and the rough grading is approximately 80% complete.

In August of 2022, Forza signed a six-month lease for a duplex, to be used by its employees to minimize travel expense as it started construction on its new manufacturing facility, for $2,200 per month, on a property in Black Mountain, North Carolina.

In October of 2022, we signed a two-year lease agreement, on a 8,800 square foot warehouse facility in Old Fort, North Carolina to begin building our prototype engines. The monthly base rent will be $7,517 the first year, including taxes and common area maintenance, the lease required a $7,517 security deposit. The bases rent will increase three (3%) on the anniversary of the annual term.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures.

Not applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has traded on the Nasdaq Stock Market LLC under the symbol "VEEE" since July 21, 2021. The last price of our common stock as reported on the Nasdaq Capital Market LLC on March 28, 2023 was $1.85 per share. **Stockholders**

We have two classes of stock, undesignated preferred stock and $0.001 par value common stock. No shares of preferred stock have been issued or are outstanding. As of March 24, 2023, we had 297 common stock stockholders of record. The number of holders of record is based on the actual number of holders registered on the books of our transfer agent and does not reflect holders of shares in "street name" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

On May 13, 2021, the Company effected a forty-thousand (40,000)-for-one stock split to the shareholders of record as of May 13, 2021. The stock split was in the form of a common stock dividend of 3,999,900 new shares and all share and per share information has been retroactively adjusted to reflect the stock split.

Dividend Policy

We did not pay a cash dividend during the 2022 or 2021 fiscal years. We presently intend to retain our earnings, if any, to finance the development and growth of our business and operations and do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Interwest Transfer Company, Inc. (also known as Direct Transfer LLC).

Performance Graph and Purchases of Equity Securities

The Company is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

Use of Proceeds

On July 23, 2021, we closed our initial public offering pursuant to which we offered and sold 3,000,000 shares of our common stock at an offering price of $6.00 per share (for aggregate gross proceeds of $18,000,000), pursuant to our Registration Statement on Form S-1 (as amended) (File No. 333-255134), which was declared effective by the SEC on July 20, 2021, as amended by the Registration Statement on Form S-1 MEF (File No. 333-258058) filed with the SEC on July 20, 2021 and effective as of the date of filing. After deducting underwriting discounts and commissions of approximately $1,260,000, and other offering expenses payable by us of approximately $1,567,150, we received approximately $15,849,037 in net proceeds from our initial public offering. ThinkEquity LLC acted as the representative of the several underwriters for the offering. We also granted a 45-day option to the representative of the underwriters to purchase up to 450,000 additional shares of common stock solely to cover over-allotments, if any, which expired unexercised.

At the time of the initial public offering, the primary use of the net proceeds was as follows: (i) approximately $1,500,000 for production and marketing of our larger fully equipped boats.; (ii) approximately $2,500,000 for the design, development, testing, manufacturing and marketing of our new line of electric boats; (iii) approximately $6,000,000 for the design, development, testing, manufacturing and marketing of our fully electric propulsion system; (iv) approximately $3,500,000 for acquisition of waterfront property and development of the Electra Power Sports- EV Innovation & Testing Center, in Fort Pierce, Florida to build, design and manufacture our electric propulsion systems; and (v) the balance for working capital.

It was originally anticipated that we would retrofit a gas-powered boat with an electric motor that would be designed by us and that we would also sell the motors to other third-party boat manufacturers to retrofit their boats. The retrofitting would require extensive development, testing and manufacturing of multiple variations of electric motors. However, consumer preference in the electric marine market was and is trending towards a single purchase of a fully integrated electric boat rather than a retrofitted existing gas and diesel fuel powered boat with electric outboard motors and battery packs. Therefore, we decided not to continue designing electric motors for retrofitting, resulting in us no longer needing any funding for the design, development, testing, manufacturing and marketing of our fully electric propulsion system and instead those funds are anticipated to be used for working capital needs.

Further, we originally anticipated that we would acquire waterfront property for a testing center in Fort Pierce, the price of real estate in Florida has prohibited us from moving forward. Therefore, we decided to use the $3,500,000 of funds to build additional manufacturing space at our Fort Pierce location.

The remaining planned use of proceeds has not changed since the initial public offering.

Recent Sale of Unregistered Securities

We did not sell any equity securities during the years ended December 31, 2022 and 2021 in transactions that were not registered under the Securities Act other than as disclosed in our filings with the SEC.

Issuer Purchases of Equity Securities

There were no issuer purchases of equity securities during the years ended December 31, 2022 and 2021.

Equity Compensation Plan Information

Twin Vee

On April 8, 2021, our board of directors and our stockholders approved the Twin Vee PowerCats Co. 2021 Stock Incentive Plan , as amended and restated on June 1, 0221 (the "2021 Plan"). The following table provides information, as of December 31, 2022 with respect to options outstanding under the 2021 Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Equity Compensation Plan Options*	Weighted-Average Exercise Price of Outstanding Equity Compensation Plan Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,283,571	4.14	65,429
Equity compensation plans not approved by security holders	—		
Total	1,283,571	4.14	65,429

2021 Stock Incentive Plan

See "Executive Compensation and Director Compensation—Employee Benefit and Stock Plans—2021 Stock Incentive Plan" in Part III, Item 10 for a description of the Twin Vee PowerCats Co. 2021 Stock Incentive Plan.

Forza

On August 12, 2022, we adopted the Forza X1, Inc. 2022 Stock Incentive Plan (the "2022 Plan"). The following table provides information, as of December 31, 2022 with respect to options outstanding under the 2022 Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Equity Compensation Plan Options*	Weighted-Average Exercise Price of Outstanding Equity Compensation Plan Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,500,000	3.41	58,500
Equity compensation plans not approved by security holders	—		
Total	1,500,000	3.41	58,500

2022 Stock Incentive Plan

See "Executive Compensation and Director Compensation—Employee Benefit and Stock Plans—2022 Stock Incentive Plan" in Part III, Item 10 for a description of the Forza X1, Inc. 2022 Stock Incentive Plan.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion, which focuses on our results of operations, contains forward-looking information and statements. Actual events or results may differ materially from those indicated or anticipated, as discussed in the section entitled "Forward Looking Statements." The following discussion of our financial condition and results of operations should also be read in conjunction with our financial statements and notes to financial statements contained elsewhere in this Annual Report.

Company Overview

We are a designer, manufacturer and marketer of recreational and commercial power catamaran boats. We believe our company has been an innovator in the recreational and commercial power catamaran industry. We currently have 16 gas-powered models in production ranging in size from our 24-foot, dual engine, center console to our newly designed 40-foot offshore 400 GFX. Our twin-hull catamaran running surface, known as a symmetrical catamaran hull design, adds to the Twin Vee ride quality by reducing drag, increasing fuel efficiency, and offering users a stable riding boat. We have additionally, launched the LFG Marine line of monohull boats which are expected to appeal to first-time boat buyers, the freshwater market, and consumers that prefer a monohull boat, increasing our potential customer base significantly across the nation and moving us outside on the niche catamaran market. Twin Vee's home base operations in Fort Pierce Florida is a 7.5-acre facility with several buildings totaling over 75,000 square feet. We currently employe approximately 170 employees, 2022, some of whom have been with our company for over twenty years.

We have organized our business into three operating segments: (i) our gas-powered boat segment which manufactures and distributes gas-powered boats; (ii) our electric-powered boat segment which is developing fully electric boats, through our majority held subsidiary, Forza and (iii) our franchise segment which is developing a standard product offering and will be selling franchises across the United States through our wholly owned subsidiary, Fix My Boat, Inc., a Delaware corporation.

Our gas-powered boats allow consumers to use them for a wide range of recreational activities including fishing, diving and water skiing and commercial activities including transportation, eco tours, fishing and diving expeditions. We believe that the performance, quality and value of our boats position us to achieve our goal of increasing our market share and expanding the power catamaran boating market. We currently primarily sell our boats through a current network of 20 independent boat dealers in 27 locations across North America and the Caribbean who resell our boats to the end user Twin Vee customers. We continue recruiting efforts for high quality boat dealers and seek to establish new dealers and distributors domestically and internationally to distribute our boats as we grow our production and introduce new models. Our gas-powered boats are currently outfitted with gas-powered outboard combustion engines.

We believe that the boating industry will follow in the footsteps of the electrification of the automotive industry by creating electric boats that meet or exceed the traditional boating consumer's expectations of price, value and run times. In other words, electric boats must offer a similar experience when compared to traditional gas-powered boats in terms of size, capability, and price point.

To date, we have completed the design of the 25-foot FX dual console model, including hull, deck and small parts. This design has gone from an intellectual concept in CAD to fiberglass and foam plugs, fiberglass molds and, finally, working boat parts in just over one year. On October 28, 2022, the running surface of the boat and all major components were tested successfully for several hours on the Indian River Lagoon in Fort Pierce, Florida. While the motor and control systems have been successfully trialed previously, this was the first voyage including all major components, production batteries, fully functioning "alpha" engine design, control system - including 22" Garmin screen, and Osmosis telematics unit. The performance of the boat exceeded all expectations and will provide a great baseline for improvements, iterations, and design enhancements. We ultimately reached over thirty miles per hour.

Subsequent to the initial prototype boat, we have built four more prototypes: two more FX-style catamarans, one deck boat and one 22-foot center console monohull. The engine design and lower units and the control system cabling have been revamped and improved in each iteration. The monohull will feature a single battery and the deck boat will, like the FX, utilize a two-battery system. The batteries and engines are liquid-cooled and unique improvements to the heat exchanges have improved performance. We have now completed our telematics unit design and we have a beta app on the Apple app store. This will allow for remote monitoring of all of the parameters of the battery and engine for both the end user and the factory. Additionally, we have improved our user interface through the Garmin control screen to provide well-designed pages showing operating characteristics and conformance to control parameters.

We continue to anticipate revenues from the sale of these fully integrated electric boats and motors to commence in late 2023. Forza will continue to build prototype engines and boats for the next six to nine months.

In September of 2021 launched our wholly owned subsidiary, Fix My Boat Inc. Fix My Boat, will be the first nationally branded, mobile marine service company utilizing a franchise model for marine mechanics across the country.

We have not experienced material adverse effects on our business due to increasing inflation, it has raised operating costs for many businesses and, in the future, could impact demand for our products, foreign exchange rates or employee wages. Inflation rates, particularly in the United States, have increased recently to levels not seen in years, and increased inflation may result in increases in our operating costs (including our labor costs), reduced liquidity and limits on our ability to access credit or otherwise raise capital. In addition, the Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation, which coupled with reduced government spending and volatility in financial markets may have the effect of further increasing economic uncertainty may impact consumer spending for products like our.

Financial Condition

Our consolidated balance sheet indicates a strong financial position as of December 31, 2022. We finished the year with revenue up 103% over the prior year. Our cash, cash equivalents and marketable securities were $26.4 million at December 31, 2022. Our property, plant, and equipment along with prepaid expenses went up notably, as we have invested in additional boat molds for new model, equipment to support our increased production levels, and leasehold improvements to improve the quality of our products.

While we have largely returned to normal operations, the COVID-19 pandemic continues to cause challenges. During fiscal 2022, we experienced supply chain disruptions and an overall increase in the price of raw materials and other components used in our production. We also incurred higher labor costs and challenges to fill open positions due to a highly competitive job market. Additionally, we experienced periodic operational disruptions as our employees contracted or were potentially exposed to COVID-19 pandemic, we are unable to predict the impact the pandemic may have on our future results of operations or financial condition.

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following table provides certain selected financial information for the years presented:

| | Year Ended December 31, | | | |
	2022	2021	Change	% Change
Net sales	$31,987,724	$15,774,170	$16,213,554	103%
Cost of products sold	$21,330,918	$ 9,498,384	$11,832,534	125%
Gross profit	$10,656,806	$ 6,275,786	$ 4,381,020	70%
Operating expenses	$16,678,514	$ 7,906,507	$ 8,772,007	111%
Loss from operations	$ (6,021,708)	$ (1,630,721)	$ (4,390,987)	269%
Other income	$ 228,294	$ 619,712	$ (391,418)	(63%)
Net loss	$ (5,793,414)	$ (1,011,009)	$ (4,782,405)	473%
Basic and dilutive loss per share of common stock	$ (0.76)	$ (0.19)	$ (0.57)	301%
Weighted average number of shares of common stock outstanding	7,624,938	5,331,400		

Net Sales and Cost Sales

Our net sales increased $16,213,554, or 103% to $31,987,724 for the year ended December 31, 2022 from $15,774,170 for the year ended December 31, 2021. We attribute the large increase in net sales to a continued strong economy during 2022, along with our investment in the growth of our sales and marketing assets throughout 2022. That paired with our ability to increase our production capacity by over 100% year over year. The number of boats sold during fiscal year ended December 31, 2022 increased 59% over the number of our boats sold during the fiscal year ended December 31, 2021. Additionally, we have increased our sale prices to help offset the increases in operating expenses, which includes increased labor cost, in addition to increased inventory levels due to the additional models we now produce and to protect against supply chain shortages. Our average revenue per unit for the year ended December 31, 2022 is up approximately 31% over revenue per unit for the year ended December 31, 2021. The average revenue per unit increase, is not only due to our increase in sales prices, but we also attribute this increase to a shift in our model mix. In 2021 our sales were spread evenly across our 26 and 31 Classics and our 24 and 28 GFX models. In 2022, we discontinued the remaining Twin Vee Classic lines and made the 260 and 340 GFX models available. We saw sales across all models increase in 2022. We did see a shift back to sales on our smallest unit, the 240 GFX, which accounted for approximately 40% of our total sales, compared to 25% in 2021. The 260 GFX, went from approximately 27% of our total sales, down to 18% in 2022. The 280 GFX remained consistent with 2021, while the 340 GFX increased from 3% in 2021 to 12% in 2022.

Gross Profit

Gross profits increased by $4,381,020, or 70% to $10,656,806 for the year ended December 31, 2022 from $6,275,786 for the year ended December 31, 2021. Gross profit as a percentage of sales, for the year ended December 31, 2022 and 2021 was 33% and 40% respectively. We attribute the 7% decline in gross profit percentage to increased cost of raw materials and purchased components, as well as a onetime cycle count adjustment in the fourth quarter of 2022. As we prepared to go live on our new ERP system, we have been reviewing on hand inventory, and making corrections. As we have brought all new models to the market over the last 2 years, we had been left with noncurrent inventory. The cycle count adjustment for the year ended December 31,2022 was approximately $1,459,650, compared to $608,728 for the prior year, accounting for 3% of the overall decline. We anticipate continued pressure on our gross profit percentage due to price increases on raw materials and purchased components.

Total Operating Expenses

Our total operating expenses for the year ended December 31, 2022 and 2021 were $16,678,514 and $7,906,507 respectively. Operating expenses as a percentage of sales were 52% compared to 50% in the prior year.

Selling, general and administrative expenses increased by approximately 60%, or $1,033,279 to $2,759,624 for the year ended December 31, 2022, compared to $1,726,345 for the year ended December 31, 2021. The large portion of the increase resulted from expenses totaling $422,776, incurred from being publicly traded company, which Twin Vee only incurred for a portion of 2021, and we did not incur in 2021 for Forza, directors and officers insurance, filing fees, legal expenses and investor relations costs. We also incurred significant increases to our liability insurance and workers compensation insurance totaling $275,416, due to our increased revenue levels and increased wages. Travel and meals expense increased $115,277, many of Forza's employees work remotely and those employees needed to be on site to build our prototypes. Our Delaware state tax attributed to $95,122 of the increase. Numerous other items make up the remaining $124,689 of increased selling, general and administrative expense increase.

Salaries and wage related expenses increased by approximately 113%, or $6,067,970 to $11,457,569 for the year ended December 31, 2022, compared to $5,389,599 for the year ended December 31, 2021. The increase in salaries and wages of $4,263,341 was the result of aggressively ramping up of production, which required increasing our production and adding mid-level staff. Included in salaries and wages for the year ended December 31, 2022 was a non-cash stock-based compensation expense of $1,448,751, which was an increase of $1,138,920 from the prior year, due to the issuance of options to employees. We have also incurred production and executive bonus expense increase of $39,083 for the year ended December 31, 2022. Our cost of benefits, primarily health insurance and 401K, increased by approximately $235,144, due to our increase in headcount. Expenses for board fees increased by $95,792 in 2022, during the year ended December 31, 2021 we only incurred board fees for a portion of the year for Twin Vee, and we did not incur any board fees for Forza. The remaining increase of salaries and wages during the year ended December 31, 2021 was associated with payroll taxes and benefits.

Professional fees increased by 154%, or $585,108 to $966,037 for the year ended December 31, 2022, compared to $380,928 for the year ended December 31, 2021. This increase was primarily due to the additional costs we incurred associated with being a public company and included an increase in audit, legal and related consulting fees to fulfill our public company SEC reporting obligations, as well as preparation for our merger with Twin Vee PowerCats, Inc.

Depreciation expense for the year ended December 31, 2022 increased by 179%, or $355,227 to $553,750 for the year ended December 31, 2022 compared to $198,523 in December 31, 2021. Since our IPO in 2021 we have made significant investments in equipment, leasehold improvements and boat molds that resulted in an increased our depreciation expense.

Research and design expenses for the year ended December 31, 2022, was $941,533 compared to $211,111, for the year ended December 31, 2021. These expenses are associated with our development of our electric propulsion system for Forza. We anticipate further increases in our research and design expense in 2023.

Other income decreased by 63%, or $391,418 to $228,294 for the year ended December 31, 2022, compared to $619,712 for the year ended December 31, 2021. The decrease in other income is primarily the result of $608,224 in government grant income associated with our PPP loan that was recognized in 2021, this was partially offset in 2022, by the ERC credit of $355,987 we received. In 2021 we recorded a net gain from insurance recovery of $180,124, which we did not have in 2022. We incurred an increase in net loss in fair value of our marketable securities of $133,988, due to the poor financial market. For the year ended December 31, 2022 we received $165,877 in dividend income, compared to $0 in 2021, and we received interest income of $85,939 compared to $146 in 2021, and increase of $85,793 as a result of increased interest rates on our cash and marketable securities. For the year ended December 31, 2022 we did see an increase in interest expense of $27,446. Our interest expense also includes finance fees, that we pay third-party finance companies on behalf of our dealers, increase sales to dealers that utilize finance companies naturally drove these fees up during 2022.

Net Loss

Net loss for the year ended December 31, 2022, was $5,793,414, compared to $1,011,009 for the year ended December 31, 2021. We have spent much of the last two years assembling the tools and people necessary to increase production levels. While our revenue levels increased, our expenses also increased. That coupled with the additional expenses associated with being a public company and our research and development efforts for our electric boat division, resulted in a net loss for 2022. With these investments, we are building the foundation for our future, not only for our gas powered boats, but also for our electric boat division. We continue to deal with the fallout of the global pandemic, as well as the impact of additional costs of growth, but are encouraged by our continued increase in revenue. Basic and dilutive loss per share of common stock increased for the year ended December 31, 2022,to ($0.76) compared to ($0.19) for the year ended December 31, 2021.

Liquidity and Capital Resources

A primary source of funds for the year ended December 31, 2022 was net cash received from our secondary offering, as well as Forza's initial public offering and revenue generated from operations. Our primary use of cash was related to funding the expansion of our operations through capital improvements, adding staff and increasing inventory levels to meet the increase in demand for our products. With uncertainty on component availability, prolonged lead time and rising prices, we have been adding to our inventory far earlier than previous years.

The following table provide selected financial data about us as of December 31, 2022 and December 31, 2021.

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 23,501,007	$ 6,975,302
Marketable securities	$ 2,927,518	$ 6,064,097
Current assets	$ 29,887,529	$ 13,073,346
Current liabilities	$ 3,791,063	$ 2,155,420
Working capital	$ 26,096,466	$ 10,917,926

As of December 31, 2022, we had sufficient cash and cash equivalents to meet ongoing expenses for at least twelve months from the date of the filing of this Annual Report. As of December 31, 2022, we had $26,428,525 of cash, cash equivalents and marketable securities, total current assets of $29,887,529, and total assets of $38,231,480. Our total liabilities were $5,210,591. Our total liabilities were comprised of current liabilities of $3,791,063 which included accounts payable of $2,065,680 and accrued liabilities of $1,240,769, contract liability of $5,300 due to affiliated companies of $0 and current portion of operating lease right of use liability of $479,314, and long-term liabilities of $1,419,528. As of December 31, 2021, we had $6,975,302 of cash and cash equivalents, marketable securities of $6,064,097, total current assets of $13,073,346 and total assets of $20,599,184. Our total current liabilities were $2,155,420 and total liabilities of $3,899,484 which included long-term operating lease liabilities for the lease of our facility.

We believe that our cash and cash equivalents will provide sufficient resources to finance operations for the next 12 months. In addition to cash, cash equivalents and marketable securities, we anticipate that we will be able to rely, in part, on cash flows from operations in order to meet our liquidity and capital expenditure needs in the next year. We do anticipate Forza's expenses to increase during the next two years as it constructs its planned manufacturing facility in McDowell, North Carolina, the cost of which we expect will be paid for through the proceeds of Forza's initial public offering, and certain grant funding, provided the conditions to receipt of the grant funding are met, of which there can be no assurance.

Cash Flow

	Year Ended December 31,			
	2022	2021	Change	% Change
Cash used in operating activities	$ (4,146,030)	$ (1,947,539)	$ (2,198,491)	(113%)
Cash used in investing activities	$ (195,605)	$ (8,037,264)	$ 7,841,659	98%
Cash provided by financing activities	$ 20,867,340	$ 16,068,289	$ 4,799,051	30%
Cash at end of year	$ 23,501,007	$ 6,975,302	$ 16,525,705	237%

Cash Flow from Operating Activities

For the year ended December 31, 2022, net cash flows used in operating activities was $4,146,030 compared to $1,947,539 during the year ended December 31, 2021. We have increased inventory levels by $2,208,563, due to supply chain delays that continue to impact lead time and parts availability, and due to our increased product offerings. Our net loss from operation was $5,793,414, was decreased by non-cash expenses of approximately $2,593,713, primarily due to stock-based compensation of $1,448,751, depreciation of $553,750, change of right-of-use asset and lease liabilities of $397,136, net change in fair value of marketable securities of $133,988 and a loss on the disposal of assets of $60,088. For the year ended December 31, 2022, our accounts payable and accrued liabilities increased $1,648,774, due to our increase in inventory. For the year ended December 31, 2022, our operating lease liabilities decreased $390,050. Prepaid expenses decreased by $21,339 and contract liabilities decreased by $8,800. Accounts receivable increased by $9,030.

Cash Flow from Investing Activities

During the year ended December 31, 2022, we used $195,605 for investment activities, compared to $8,037,264 used during the year ended December 31, 2021. We increased our property and equipment by $3,365,679, this was funded through the sales of investments of $3,002,591. The majority of the property and equipment purchased were molds for our boat production, for both Forza and Twin Vee, investing an additional $2,229,674. We also spent approximately $531,858 on machinery and equipment, these improvements include a new CNC machine, infusion equipment, cranes, hoists, production carts and other equipment. We spend an additional $193,350 to complete the upgrade the wiring in the building so it would support our new production levels, we installed new lighting and ventilation to improve the overall quality of our product and we built of breakroom for our employees. We additionally spent approximately $284,509 on computer hardware and software. We sold a thermoform machine for $175,000, in order to free up space for our manufacturing processes.

Cash Flows from Financing Activities

For the year ended December 31, 2022, net cash provided by financing activities was $20,867,340, compared to $16,068,289 during the year ended December 31, 2021. Net cash provided by financing activities primarily came from net proceeds from Forza's initial public offering of $14,934,989 which included the noncontrolling interest of $5,241,317 and net proceeds from our secondary offering of $6,001,836. We had repayments of debt and advancements from Twin Vee Inc., which was a $69,485 net payment associated with.

CRITICAL ACCOUNTING ESTIMATES

We believe that several accounting policies are important to understanding our historical and future performance. We refer to these policies as "critical" because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and different estimates—which also would have been reasonable—could have been used, which would have resulted in different financial results.

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and make various assumptions, which management believes to be reasonable under the circumstances, which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The notes to our consolidated financial statements contained herein contain a summary of our significant accounting policies. We consider the following accounting policies critical to the understanding of the results of our operations:

Revenue Recognition

The Company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 which was adopted at the beginning of fiscal year 2018 using the modified retrospective method. The Company did not recognize any cumulative-effect adjustment to retained earnings upon adoption as the effect was immaterial.

Payment received for the future sale of a boat to a customer is recognized as a customer deposit, which is included in contract liabilities on the balance sheet. Customer deposits are recognized as revenue when control over promised goods is transferred to the customer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States "U.S. GAAP" requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Included in those estimates are assumptions about allowances for inventory obsolescence, useful life of fixed assets, warranty reserves and bad-debt reserves.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Net realizable value is defined as sales price less cost of completion, disposable and transportation and a normal profit margin. Production costs, consisting of labor and overhead, are applied to ending finished goods inventories at a rate based on estimated production capacity. Excess production costs are charged to cost of products sold. Provisions have been made to reduce excess or obsolete inventories to their net realizable value.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets' net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Product Warranty Costs

As required by FASB ASC Topic 460, *Guarantees*, the Company is including the following disclosure applicable to its product warranties.

The Company accrues for warranty costs based on the expected material and labor costs to provide warranty replacement products. The methodology used in determining the liability for warranty cost is based upon historical information and experience. The Company's warranty reserve is calculated as the gross sales multiplied by the historical warranty expense return rate.

Leases

The Company adopted FASB Accounting Standards Update ("ASU") No. 2016-02, *Leases* ("Topic 842"), using the modified retrospective adoption method with an effective date of January 1, 2019. This standard requires all lessees to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments.

Under Topic 842, the Company applied a dual approach to all leases whereby the Company is a lessee and classifies leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the Company. Lease classification is evaluated at the inception of the lease agreement.

Paycheck Protection Program

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company determined it most appropriate to account for the Paycheck Protection Program ("PPP") loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 "(IAS 20)", *Accounting for Government Grants and Disclosure of Government Assistance*. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." IAS 20 does not define "reasonable assurance"; however, based on certain interpretations, it is analogous to "probable" as defined in FASB ASC Subtopic 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). Further, IAS 20 permits for the recognition in earnings either (1) separately under a general heading such as other income, or (2) as a reduction of the related expenses. The Company has elected to recognize government grant income separately within other income to present a clearer distinction in its financial statements between its operating income and the amount of net income resulting from the PPP loan and forgiveness.

Deferred Income Taxes and Valuation Allowance

The Company accounts for income taxes under ASC 740 "Income Taxes." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable because we are a smaller reporting company.

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Item 8. Financial Statements and Supplementary Data.

TWIN VEE POWERCATS CO. AND SUBSIDIARIES
CONSOLIDTAED FINANCIAL STATEMENTS
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of
Twin Vee Powercats Co. and Subsidiaries
Fort Pierce, Florida

Opinion on the Financial Statement

We have audited the accompanying consolidated financial statements of Twin Vee PowerCats Co. and Subsidiaries (the "Company"), which comprise the consolidated balance sheets at December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRASSI & CO., CPAs, P.C.

We have served as the Company's auditor since 2020.

Jericho, New York
March 29, 2023

TWIN VEE POWERCATS CO. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 23,501,007	$ 6,975,302
Accounts receivable	14,167	5,137
Marketable securities	1,481,606	2,996,960
Inventories	4,008,332	1,799,769
Deferred offering costs	—	105,500
Due from affiliated companies	—	286,922
Prepaid expenses and other current assets	882,417	903,756
Total current assets	29,887,529	13,073,346
Marketable securities - non current	1,445,912	3,067,137
Property and equipment, net	5,535,902	2,883,171
Operating lease right of use asset	1,329,620	1,550,530
Security deposit	32,517	25,000
Total Assets	$ 38,231,480	$ 20,599,184
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,065,680	$ 1,200,861
Accrued liabilities	1,240,769	456,814
Contract liabilities	5,300	14,100
Due to affiliated companies	—	115,043
Operating lease right of use liability	479,314	368,602
Total current liabilities	3,791,063	2,155,420
Economic Injury Disaster Loan	499,900	499,900
Operating lease liability - noncurrent	919,628	1,244,164
Total Liabilities	5,210,591	3,899,484
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock: 10,000,000 authorized; $0.001 par value; no shares issued and outstanding	—	—
Common stock: 50,000,000 authorized; $0.001 par value; 9,520,000 and 7,000,000 shares issued and outstanding, respectively	9,520	7,000
Additional paid-in capital	35,581,022	18,710,256
Accumulated deficit	(7,154,808)	(2,017,556)
Equity attributed to stockholders of Twin Vee PowerCats Co, Inc.	28,435,734	16,699,700
Equity attributable to noncontrolling interests	4,585,155	—
Total stockholders' equity	33,020,889	16,699,700
Total liabilities and stockholders' equity	$ 38,231,480	$ 20,599,184

The accompanying notes are an integral part of these consolidated financial statements

TWIN VEE POWERCATS CO. AND SUSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net sales	$ 31,987,724	$ 15,774,170
Cost of products sold	21,330,918	9,498,384
Gross profit	10,656,806	6,275,786
Operating expenses:		
Selling, general and administrative	2,759,625	1,726,345
Salaries and wages	11,457,569	5,389,599
Professional fees	966,037	380,929
Depreciation and amortization	553,750	198,523
Research and design	941,533	211,111
Total operating expenses	16,678,514	7,906,507
Loss from operations	(6,021,708)	(1,630,721)
Other income (expense):		
Other income	155,137	538
Interest expense	(164,155)	(136,709)
Interest income	75,401	—
Loss on disposal of assets	(60,088)	(254,600)
Gain from insurance recovery	—	434,724
Net change in fair value of marketable securities	(133,988)	(32,465)
Government grant income	355,987	608,224
Total other income	228,294	619,712
Loss before income tax	(5,793,414)	(1,011,009)
Provision for income taxes	—	—
Net loss	(5,793,414)	(1,011,009)
Less: Net loss attributable to noncontrolling interests	(656,162)	—
Net loss attributed to stockholders of Twin Vee PowerCats Co, Inc.	$ (5,137,252)	$ (1,011,009)
Basic and dilutive loss per share of common stock	$ (0.76)	$ (0.19)
Weighted average number of shares of common stock outstanding	7,624,938	5,331,400

The accompanying notes are an integral part of these consolidated financial statements

TWIN VEE POWERCATS CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Accumulated	Noncontrolling	
	Shares	Amount	Capital	Deficit	Interests	Total
Balance, December 31, 2020	4,000,000	$ 4,000	$ 2,551,387	$ (1,006,547)	$ —	$ 1,548,840
Common stock issued for cash	3,000,000	3,000	15,849,037	—	—	15,852,037
Stock-based compensation	—	—	309,832	—	—	309,832
Net loss	—	—	—	(1,011,009)	—	(1,011,009)
Balance, December 31, 2021	7,000,000	$ 7,000	$18,710,256	$ (2,017,556)	$ —	$16,699,700
Common stock issued for payment on behalf of Twin Vee PowerCats, Inc.	20,000	20	52,380	—	—	52,400
Common stock issued for cash	2,500,000	2,500	5,999,337	—	—	6,001,837
Subsidiary share issuance	—	—	9,588,172	—	5,241,317	14,829,489
Stock-based compensation	—	—	1,448,751	—	—	1,448,751
Merger of Twin Vee PowerCats, Inc.			(217,874)	—	—	(217,874)
Net loss	—	—	—	(5,137,252)	(656,162)	(5,793,414)
Balance, December 31, 2022	9,520,000	$ 9,520	$35,581,022	$ (7,154,808)	$ 4,585,155	$33,020,889

The accompanying notes are an integral part of these consolidated financial statements

TWIN VEE POWERCATS CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash Flows From Operating Activities		
Net loss	$ (5,793,414)	$ (1,011,009)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock based compensation	1,448,751	309,832
Impairment loss	—	50,417
Depreciation and amortization	553,750	198,523
Loss on disposal of asset	60,088	224,037
Gain on government grant	—	(608,224)
Change of right-of-use asset	397,136	384,791
Net change in fair value of marketable securities	133,988	32,465
Changes in operating assets and liabilities:		
Accounts receivable	(9,030)	(5,137)
Inventories	(2,208,563)	(913,510)
Prepaid expenses and other current assets	21,339	(903,406)
Accounts payable	864,819	401,581
Accrued liabilities	783,955	238,878
Operating lease liabilities	(390,050)	(354,093)
Contract liabilities	(8,800)	7,316
Net cash used in operating activities	(4,146,030)	(1,947,539)
Cash Flows From Investing Activities		
Security deposit	(7,517)	—
Net sales (purchases) of investment in trading marketable securities	3,002,591	(6,096,562)
Proceeds from sale of property and equipment	175,000	—
Purchase of property and equipment	(3,365,679)	(1,940,702)
Net cash used in investing activities	(195,605)	(8,037,264)
Cash Flows From Financing Activities		
Net proceeds from Twin Vee issuance of common stock	6,001,836	15,746,537
Net proceeds from Forza issuance of common stock	14,934,989	—
Proceeds from Paycheck Protection Program loan	—	608,224
Advances from related parties	(11,826)	44,628
Repayment to related parties	(57,659)	(331,100)
Net cash provided by financing activities	20,867,340	16,068,289
Net change in cash and cash equivalents	16,525,705	6,083,486
Cash at beginning of year	6,975,302	891,816
Cash and cash equivalents at end of year	$ 23,501,007	$ 6,975,302
Supplemental Cash Flow Information		
Cash paid for income taxes	$ —	$ —
Cash paid for interest	$ 150,399	$ 165,195
Non Cash Investing and Financing Activities		
Increase in the right-of-use asset	$ 176,226	$ 655,726
Common stock issued for payment on behalf of Twin Vee Inc.	$ 52,400	$ —

The accompanying notes are an integral part of these consolidated financial statements

1. Organization and Summary of Significant Accounting Policies

Organization

Twin Vee PowerCats Co. ("Twin Vee") was incorporated as Twin Vee Catamarans, Inc., in the state of Florida, on December 1, 2009. On April 7, 2021, the Company filed a Certificate of Conversion to register and incorporate in the state of Delaware and changed the company name to Twin Vee PowerCats Co. The Certificate of Incorporation for Twin Vee PowerCats Co. was also filed on April 7, 2021.

On September 1, 2021, the Company formed Fix My Boat, Inc., ("Fix My Boat"), a wholly-owned subsidiary. Fix My Boat will utilize a franchise model for marine mechanics across the country. Fix My Boat has been inactive for the majority of 2022, we anticipate focusing resources on this entity in 2023.

On October 15, 2021, the Company incorporated Electra Power Sports, Inc., and subsequently changed the name to Forza X1, Inc. ("Forza X1" "Forza) October 29, 2021. Forza X1, Inc. aims to be among the first to develop and manufacture electric boats targeting the recreational market. We are focused on the creation and implementation of marine electric vehicle ("EV") technology to control and power our electric boats utilizing our proprietary outboard electric motor. Our electric boats are being designed as fully integrated electric boats including the hull, outboard motor and control system.

Merger

On December 5, 2022, pursuant to the terms of the Agreement and Plan of Merger, dated as of September 8, 2022 (the "Merger Agreement"), by and between Twin Vee PowerCats Co. and Twin Vee Powercats, Inc., a Florida corporation ("TVPC"), was merged with and into the Company (the "Merger").

As TVPC did not meet the definition of a business under ASC 805, the merger was not accounted for as a business combination. The merger was accounted for as a recapitalization of Twin Vee PowerCats, Co., effected through the exchange of TVPC shares for Twin Vee PowerCats, Co. shares, and the cancellation of Twin Vee PowerCats, Co. shares held by Twin Vee Inc. Upon the effective date of the Merger, December 5, 2022, Twin Vee Co. accounted for the merger by assuming TVPC's net liabilities. Twin Vee PowerCats, Co.'s financial statements reflect the operations of TVPC. prospectively and will not be restated retroactively to reflect the historical financial position or results of operations of TVPC.

Principles of Consolidation

The consolidated financial statements include the accounts of Twin Vee and its wholly owned subsidiary, Fix My Boat, and majority owned subsidiary, Forza X1, collectively referred to as the "Company".

The Company's net loss excludes losses attributable to noncontrolling interests. The Company reports noncontrolling interests in consolidated entities as a component of equity separate from the Company's equity. All inter-company balances and transactions are eliminated in consolidation.

Common Stock Split

On May 13, 2021, the Company effected a forty thousand (40,000)-for-one stock split to the shareholder of record as of May 13, 2021. The stock split was in the form of a common stock dividend of 3,999,900 new shares and all share and per share information has been retroactively adjusted to reflect the stock split.

Basis of Presentation

The accompanying consolidated financial statements, and the related notes, have been prepared in accordance with accounting principles generally accepted in the United State of America ("GAAP") and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission ("SEC").

Revenue Recognition

The Company's revenue is derived primarily from the sale of boats, motors and trailers to its independent dealers. The Company recognizes revenue when obligations under the terms of a contract are satisfied and control over promised goods is transferred to the dealer. For the majority of sales, this occurs when the product is released to the carrier responsible for transporting it to a dealer. The Company typically receives payment within five business days of shipment. Revenue is measured as the amount of consideration it expects to receive in exchange for a product. The Company offers dealer incentives that include wholesale rebates, retail rebates and promotions, floor plan reimbursement or cash discounts, and other allowances that are recorded as reductions of revenues in net sales in the statements of operations. The consideration recognized represents the amount specified in a contract with a customer, net of estimated incentives the Company reasonably expects to pay. The estimated liability and reduction in revenue for dealer incentives is recorded at the time of sale. Subsequent adjustments to incentive estimates are possible because actual results may differ from these estimates if conditions dictate the need to enhance or reduce sales promotion and incentive programs or if dealer achievement or other items vary from historical trends. Accrued dealer incentives are included in accrued liabilities in the accompanying consolidated balance sheets.

Payment received for the future sale of a boat to a customer is recognized as a customer deposit. Customer deposits are recognized as revenue when control over promised goods is transferred to the customer. At December 31, 2022 and 2021, the Company had customer deposits of $5,300 and $14,100, respectively, which is recorded as contract liabilities on the consolidated balance sheets. These deposits are expected to be recognized as revenue within a one-year period.

Rebates and Discounts

Dealers earn wholesale rebates based on purchase volume commitments and achievement of certain performance metrics. The Company estimates the amount of wholesale rebates based on historical achievement, forecasted volume, and assumptions regarding dealer behavior. Rebates that apply to boats already in dealer inventory are referred to as retail rebates. The Company estimates the amount of retail rebates based on historical data for specific boat models adjusted for forecasted sales volume, product mix, dealer and consumer behavior, and assumptions concerning market conditions. The Company also utilizes various programs whereby it offers cash discounts or agrees to reimburse its dealers for certain floor plan interest costs incurred by dealers for limited periods of time, generally ranging up to nine months.

Other Revenue Recognition Matters

Dealers generally have no right to return unsold boats. Occasionally, the Company may accept returns in limited circumstances and at the Company's discretion under its warranty policy. The Company may be obligated, in the event of default by a dealer, to accept returns of unsold boats under its repurchase commitment to floor financing providers, who are able to obtain such boats through foreclosure. The repurchase commitment is on an individual unit basis with a term from the date it is financed by the lending institution through the payment date by the dealer, generally not exceeding 30 months.

The Company has excluded sales and other taxes assessed by a governmental authority in connection with revenue-producing activities from the determination of the transaction price for all contracts. The Company has not adjusted net sales for the effects of a significant financing component because the period between the transfer of the promised goods and the customer's payment is expected to be one year or less.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates.

Concentrations of Credit and Business Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of trade receivables. Credit risk on trade receivables is mitigated as a result of the Company's use of trade letters of credit, dealer floor plan financing arrangements, and the geographically diversified nature of the Company's customer base. The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high quality federally insured financial institutions. However, cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limit of $250,000 are at risk. As of December 31, 2022 and 2021, the Company had $22,666,301 and $6,725,302, respectively, in excess of FDIC insured limits.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the time of purchase. On December 31, 2022 and 2021, the Company had cash and cash equivalents of $23,501,007 and $6,975,302, respectively.

Marketable Securities

Our investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading debt securities as well as realized gains and losses on available-for-sale debt securities are included in net income.

Fair Value of Financial Instruments

The Company follows accounting guidelines on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair Value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:

- Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical instruments.
- Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the marketplace.
- Level 3: Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires a significant judgment or estimation.

Financial instruments measured as fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires it to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.

The carrying amounts of cash equivalents approximate their fair value due to their liquid or short-term nature, such as accounts receivable and payable, and other financial instruments in current assets or current liabilities.

Inventories

Inventories are valued at the lower of cost and net realizable value, with cost determined using the average cost method. Net realizable value is defined as sales price less cost of completion, disposable and transportation and a normal profit margin. Production costs, consisting of labor and overhead, are applied to ending finished goods inventories at a rate based on estimated production capacity. Excess production costs are charged to cost of products sold. Provisions have been made to reduce excess or obsolete inventories to their net realizable value.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization, using the straight-line method over the assets' useful life. Leasehold improvements are amortized over the shorter of the assets' useful life or the lease term. The estimated useful lives of property and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from their respective accounts, and the resulting gain or loss is included in results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

Impairment of Long-Lived Assets

Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets' net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Product Warranty Costs

As required by the Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC") Topic 460, *Guarantees*, the Company is including the following disclosure applicable to its product warranties.

The Company accrues for warranty costs based on the expected material and labor costs to provide warranty replacement products. The methodology used in determining the liability for warranty cost is based upon historical information and experience. The Company's warranty reserve is calculated as the gross sales multiplied by the historical warranty expense return rate.

The following table shows the changes in the aggregate product warranty liability for the years ended December 31, 2022 and 2021, respectively:

	2022	2021
Balance as of beginning of year	$ 75,000	$ 75,000
Less: Payments made	(227,229)	(75,012)
Add: Provision for current years warranty	244,602	75,012
Balance as of end of year	$ 92,373	$ 75,000

Advertising

Advertising and marketing costs are expensed as incurred. During the years ended December 31, 2022 and 2021, advertising costs incurred by the Company totaled $112,320 and $43,467, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Research and Development

The Company expenses research and development costs relating to new product development as incurred. For the twelve months ended December 31, 2022 and 2021, research and development costs amounted to $941,533 and $211,111, respectively.

Shipping and Handling Costs

Shipping and handling costs includes those costs incurred to transport product to customers and internal handling costs, which relate to activities to prepare goods for shipment. The Company has elected to account for shipping and handling costs associated with outbound freight after control over a product has transferred to a customer as a fulfillment cost. The Company includes shipping and handling costs, including cost billed to customers, in cost of sales in the statements of operations. All manufactured boats are free on board (FOB), from the Fort Pierce manufacturing plant. Dealers are required to either pick up the boats themselves or contract with a transporter.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company calculates the associated lease liability and corresponding ROU asset upon lease commencement using a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The operating lease ROU asset also includes any lease payments made and is reduced by lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments is recognized on a straight-line basis over the lease term.

Supplier Concentrations

The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. Business risk insurance is in place to mitigate the business risk associated with sole suppliers for sudden disruptions such as those caused by natural disasters.

The Company is dependent on third-party equipment manufacturers, distributors, and dealers for certain parts and materials utilized in the manufacturing process. During the year ended December 31, 2022, the Company purchased all engines for its boats under a supply agreement with a single vendor. For the year ended December 31, 2022 and 2021, total purchases to this vendor were $5,020,973 and $3,149,300, respectively.

Paycheck Protection Program

As U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company determined it most appropriate to account for the Paycheck Protection Program ("PPP") loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 "(IAS 20)", *Accounting for Government Grants and Disclosure of Government Assistance*. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." IAS 20 does not define "reasonable assurance", however, based on certain interpretations, it is analogous to "probable" as defined in FASB ASC Subtopic 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). Further, IAS 20 permits for the recognition in earnings either (1) separately under a general heading such as other income, or (2) as a reduction of the related expenses. During the year ended December 31, 2021, the Company elected to recognize government grant income separately within other income to present a clearer distinction in its consolidated financial statements.

Employee Retention Credit

On Mach 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law providing numerous tax provisions and other stimulus measures, including an employee retention credit ("ERC"), which is a refundable tax credit against certain employment taxes. The Taxpayer Certainty and Disaster Tax Relief Act of 2020 and the American Rescue Plan Act of 2021 extended and expanded the availability of the ERC.

Pursuant to the employee retention credit, eligible employers could receive a 50% or 70% credit on qualified wages against their employment taxes each quarter during the eligible period in 2020 and 2021, respectively, with any excess credits eligible for refunds. During the year ended December 31, 2022, the Company recognized income related to the employee retention credit of $355,987 upon completion of an analysis providing reasonable assurance that the Company met the conditions set forth in the CARES Act. The employee retention credit is recorded in government grant income on the consolidated statement of operations during the year ended December 31, 2022.

Stock-Based Compensation

The Company recognizes stock-based compensation costs for its restricted stock measured at the fair value of each award at the time of grant, as an expense over the period during which an employee is required to provide service. Compensation cost is recognized over the service period for the fair value of awards that vest.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recover or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company files income tax returns in the U.S. federal jurisdiction and various states.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instruments Credit Losses —Measurement of Credit Losses on Financial Instruments.*" ASU 2016-13 requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected, which includes the Company's accounts receivable. This ASU is effective for the Company for reporting periods beginning after December 15, 2022. The Company is currently assessing the potential impact that the adoption of this ASU will have on its consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

2. Marketable securities

Assets and liabilities measured at fair value on a recurring basis based on Level 1 and Level 2 fair value measurement criteria as of December 31, 2022 and 2021 are as follows:

| | | Fair Value Measurements Using | | |
	Balance as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Nonobservable Inputs (Level 3)
Marketable securities:				
Corporate Bonds	$ 2,436,333	$ —	$ 2,436,333	$ —
Certificates of Deposits	491,185	—	491,185	—
Total marketable securities	$ 2,927,518	$ —	$ 2,927,518	$ —

| | | Fair Value Measurements Using | | |
	Balance as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Nonobservable Inputs (Level 3)
Marketable securities:				
Corporate Bonds	$ 5,549,670	$ —	$ 5,549,670	$ —
Certificates of Deposits	514,427	—	514,427	—
Total marketable securities	$ 6,064,097	$ —	$ 6,064,097	$ —

The Company's investments in corporate bonds, commercial paper and certificated of deposits are measured based on quotes from market makers for similar items in active markets.

3. Inventories

At December 31, 2022 and 2021 inventories consisted of the following:

	December 31, 2022	December 31, 2021
Raw Materials	$ 3,406,371	$ 1,518,947
Inventory in transit	222,607	—
Work in Process	246,734	240,256
Finished Product	132,620	40,566
Total Inventory	$ 4,008,332	$ 1,799,769

4. Property and Equipment

At December 31, 2022 and 2021, property and equipment consisted of the following:

Schedule of property and equipment

	December 31, 2022	December 31, 2021
Machinery and equipment	$ 2,018,203	$ 1,343,797
Furniture and fixtures	23,211	1,850
Leasehold improvements	979,549	786,199
Software and website development	204,279	113,120
Computer hardware and software	123,088	76,598
Boat molds	3,007,903	778,229
Vehicles	95,534	101,984
Electric prototypes and tooling	142,526	142,526
	6,594,293	3,344,303
Less accumulated depreciation and amortization	(1,058,391)	(461,132)
	$ 5,535,902	$ 2,883,171

Depreciation and amortization expense of property and equipment for the year ended December 31, 2022 and 2021 is $553,750 and $198,523, respectively.

5. Leases – Related Party

Operating right of use ("ROU") assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent our right to use an underlying asset and is based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases.

The Company's office lease contains rent escalations over the lease term. The Company recognizes expense for this office lease on a straight-line basis over the lease term. Additionally, tenant incentives used to fund leasehold improvements are recognized when earned and reduce the Company's right-of-use asset related to the lease. These are amortized through the right-of-use asset as reductions of expense over the lease term.

The Company leases its office and warehouse facilities, and the land which are located at 3101 S US-1, Fort Pierce, Florida (the "Property") from Visconti Holdings, LLC. Visconti Holdings, LLC is a single member LLC that holds the ownership of the property, and its sole member is Joseph C. Visconti, the CEO of the Company and the CEO and majority shareholder of the Company's parent company. The Company entered into the lease on January 1, 2020, and as amended January 1, 2021, the lease has a term of five 5 years. The current base rent payment is $30,000 per month including property taxes and the lease required a $25,000 security deposit. The base rent will increase five percent (5%) on the anniversary of each annual term.

At December 31, 2022 and 2021, supplemental balance sheet information related to leases were as follows:

	December 31, 2022	December 31, 2021
Operating lease ROU asset	$ 1,167,551	$ 1,550,530

	December 31, 2022	December 31, 2021
Operating lease liabilities:		
Current portion	$ 393,069	$ 368,602
Non-current portion	851,096	1,244,164
Total	$ 1,244,165	$ 1,612,766

At December 31, 2022, future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ending December 31,	
2023	$ 396,675
2024	424,488
2025	437,582

2025...		—
Total lease payment...		1,258,745
Less imputed interest		(7,064)
Total	$	1,251,681

The following summarizes other supplemental information about the Company's operating lease:

	December31, 2022
Weighted average discount rate	0.36%
Weighted average remaining lease term (years)	2.92

6. Leases

Operating right of use ("ROU") assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent the Company's right to use an underlying asset and is based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases. We used the U.S. Treasury rate of 0.33% at December 31, 2022.

The Company leases a warehouse facility, and the land which are located at 150 Commerce Street, Old Fort, North Carolina (the "Property") from NC Limited Liability Company. The Company entered into the lease on October 7, 2022, the lease has a term of two years. The current base rent payment is $7,517 per month including property taxes, insurance, and common area maintenance. The lease required a $7,517 security deposit. The base rent will increase three percent (3%) on October 15, 2023.

At December 31, 2022 and 2021, supplemental balance sheet information related to leases were as follows:

	December 31, 2022		December 31, 2021	
Operating lease ROU asset	$	162,069	$	—

	December 31, 2022		December 31, 2021	
Operating lease liabilities:				
Current portion..	$	86,245	$	—
Non-current portion		68,532		—
Total	$	154,777	$	—

At December 31, 2022, future minimum lease payments under the non-cancelable operating leases are as follows:

Year Ending December 31,		
2023..	$	91,102
2024..		61,937
Total lease payment...	$	153,039
Less imputed interest		(5,778)
Total	$	147,261

The following summarizes other supplemental information about the Company's operating lease:

	December 31, 2022
Weighted average discount rate	4%
Weighted average remaining lease term (years)	1.71

7. Accrued Liabilities

At December 31, 2022 and 2021, accrued liabilities consisted of the following:

	December 31, 2022	December 31, 2021
Accrued wages and benefits	$ 333,976	$ 185,402
Accrued interest	47,607	33,852
Accrued bonus	20,000	30,000
Accrued rebates	15,000	60,000
Accrued professional fees	89,500	10,225
Accrued operating expense	64,601	62,335
Accrued inventory	577,712	—
Warranty reserve	92,373	75,000
	$ 1,240,769	$ 456,814

8. Government Grant Income – Paycheck Protection Program

In response to the coronavirus disease ("Covid-19") COVID-19 pandemic, the second PPP was established under Consolidated Appropriations Act ("CAA") and administered by the Small Business Administration ("SBA"). Companies who met the eligibility requirements set forth by the PPP could qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization.

On March 19, 2021, the Company received a loan of $608,224 under the PPP provided by SunTrust/Trust Bank. The loan bears interest at 1.0% and has an initial deferment period wherein no payments are due until the application for forgiveness is submitted, not to exceed ten months from the covered period. After the deferment period, if the loan is not forgiven under the terms of the PPP, the loan and interest will be paid back over the remaining period through maturity in March 2026. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations. When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of the PPP and therefore consider the loan to be substantively a conditional government grant to be accounted for using an analogy to IAS 20.

As the Company believes that it completed the required activities by utilizing the PPP proceeds for payroll and other qualified expenditures prior to December 31, 2021, it has recognized PPP government grant income for the full amount of the PPP loan, $608,224, and no liability for the PPP loan is reflected in the consolidated balance sheet as of December 31, 2021.

9. Notes Payable – SBA EIDL Loan

On April 22, 2020, the Company received an SBA Economic Injury Disaster Loan ("EIDL") in the amount of $499,900. The loan is in response to the COVID-19 pandemic. The loan is a 30-year loan with an interest rate of 3.75%, monthly payments of $2,437 to begin October 22, 2022, under the EIDL program, which is administered through the SBA. Under the guidelines of the EIDL, the maximum term is 30 years; however, terms are determined on a case-by-case basis based on each borrower's ability to repay and carry an interest rate of 3.75%. The EIDL loan has an initial deferment period wherein no payments are due for thirty months from the date of disbursement. The EIDL loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. The proceeds from this loan must be used solely as working capital to alleviate economic injury caused by the COVID-19 pandemic.

As part of the EIDL loan, the Company granted the SBA a continuing security interest in and to any and all collateral to secure payment and performance of all debts, liabilities and obligations of the Company to the SBA under the EIDL loan. The collateral includes substantially all tangible and intangible personal property of the Company.

A summary of the minimum maturities of term debt follows for the years set forth below.

Year	
2023	$ 0
2024	0
2025	0
2026	0
2027 and thereafter	499,900
Total	$ 499,900

10. Related Party Transactions

On December 31, 2018, the Company entered into a loan and promissory note with Joseph C. Visconti, the CEO and majority shareholder of the Company. The principal amount of the loan was $525,500, together with a simple interest rate of 6% on the balance of principal remaining unpaid. During the year ended December 31, 2021, the Company repaid $27,850. At December 31, 2021, the outstanding amount of the note payable was $0.

As discussed in note 5, the Company has leased its facilities from a company owned by its CEO.

During the year ended December 31, 2021, we received a cash payment in the amount of $24,300 from Boat Fuji, Inc., a company owned 33% by Joseph Visconti, our chief executive officer, for future technical website support expenses to be incurred by us on behalf of Boat Fuji, Inc. During the year ended December 31, 2021, we paid $15,808 to certain affiliate companies or on their behalf, including (i) $2,000 that was repaid to Boat Fuji, Inc. due to a decrease in the estimated expenses to be paid by us on its behalf, (ii) $12,000 of franchise fee development expenses paid by us on behalf of My Boat MD, Inc., a wholly owned subsidiary of Twin Vee PowerCats, Inc and (iii) $1,808 of expenses paid to Twin Vee PowerCats, Inc. for reimbursement of telephone, internet and other similar expenses incurred by it on our behalf.

During the year ended December 31, 2022, we recorded $15,000 of professional fees, for consulting work for Twin Vee performed by Jim Leffew, the Chief Executive Officer of Forza.

In connection with the closing of Forza's initial public offering, we entered into a transition services agreement (the "Transition Services Agreement") with Forza, pursuant to which we agreed to provide Forza, at our cost, with certain services, such as procurement, shipping, receiving, storage and use of our facility until Forza' s new planned facility is completed. Forza's ability to utilize our manufacturing capacity pending completion of its own facility will be subject to its availability as determined by us. The Transition Services Agreement operates on a month-to-month basis.

In 2021, the Company had purchases of $90,417, from a related party. The Company paid $90,417 to our parent company, Twin Vee PowerCats, Inc., to purchase a 36-foot used catamaran boat.

During the year ended December 31, 2022 and 2021, the Company received cash of $14,549 and $44,628 from its affiliate companies, and paid $57,659 and $3,111,100 to its affiliate companies, respectively.

During the year ended December 31, 2022 and 2021, the Company recorded management fees of $54,000 and $42,000, respectively, paid to its majority shareholder company, Twin Vee PowerCats, Inc.

During the year ended December 31, 2022, the Company issued 20,000 shares valued at $52,400 for payment on behalf of our former Parent company.

At December 31, 2022 and 2021, advances from affiliated companies included in due to affiliated companies was $0 and $115,043, respectively. Approximately $93,000 of the balance is related to an equipment purchase, the remaining balance was related to startup costs for our franchise business.

During the year ended December 31, 2022, Twin Vee received a monthly fee of $5,850 to provide management services and facility utilization to Forza. This income for Twin Vee, and expense for Forza, has been eliminated in the consolidated financial statements.

11. Commitments and Contingencies

Repurchase Obligations

Under certain conditions, the Company is obligated to repurchase new inventory repossessed from dealerships by financial institutions that provide credit to the Company's dealers. The maximum obligation of the Company under such floor plan agreements totaled approximately $10,693,000 or 67 units, and $4,273,000 or 24 units, as of December 31, 2022, and December 31, 2021, respectively. The Company incurred no impact from repurchase events during the year ended December 31, 2022 and year ended December 31, 2021.

Short-term lease

In August of 2022, Forza signed a six-month lease for a duplex, to be used by its employees to minimize travel expense as it started construction on its new manufacturing facility, for $2,200 per month, on a property in Black Mountain, North Carolina. During the year ended December 31, 2022, the lease expense was $8,800.

Litigation

The Company is currently involved in various civil litigation in the normal course of business none of which is considered material.

12. Stockholders' Equity

Twin Vee

Common Stock Issuance

On October 3, 2022, the Company issued and sold to ThinkEquity LLC, as the underwriter in a firm commitment underwritten public offering (the "Offering") pursuant to the term of an underwriting agreement that the Company entered into with ThinkEquity LLC on September 28, 2022 (the "Underwriting Agreement"),an aggregate of 2,500,000 shares of the Company's common stock, par value $0.001 per share, at a public offering price of $2.75 per share, for gross proceeds of $6,875,000, before deducting underwriting discounts, commissions and offering expenses. Pursuant to the Underwriting Agreement, the Company has also issued to the underwriter warrants to purchase up to 143,750 shares of Common Stock. The warrants will be exercisable at a per share exercise price of $3.4375.

Common Stock Warrants

As of December 31, 2022, the Company had outstanding 293,750 warrants. 150,000 warrants at a weighted-average exercise price of $7.50 per share that were issued to the representative of the underwriters on July 23, 2021, in connection with the Company's initial public offering that closed on July 23, 2021 (the "IPO"). The representative's warrants are exercisable at any time and from time to time, in whole or in part, and expire on July 20, 2026. 143,750 warrants at exercise price of $34,375 were issued in connection with the Offering. Warrants are exercisable at any time and from time to time, in whole or in part, during the four- and one-half year period commencing 180 days from the commencement of sales of the shares of common stock in this offering.

There was no warrant activity during the year ended December 31, 2022.

Equity Compensation Plan

The Company maintains an equity compensation plan (the "Plan") under which it may award employees, directors and consultants' incentive and non-qualified stock options, restricted stock, stock appreciation rights and other stock-based awards with terms established by the Compensation Committee of the Board of Directors which has been appointed by the Board of Directors to administer the Plan. The number of awards under the Plan automatically increased on January 1, 2022. As of December 31, 2022, there were 377,090 shares remaining available for grant under this Plan.

Accounting for Stock-Based Compensation

Stock Compensation Expense

For the year ended December 31, 2022 and 2021, the Company recorded $990,406 and $309,832, respectively, of stock-based compensation expense, which is included in salaries and wages on the accompanying consolidated statement of operations.

Stock Options

Under the Company's 2021 Stock Incentive Plan the Company has issued stock options. A stock option grant gives the holder the right, but not the obligation to purchase a certain number of shares at a predetermined price for a specific period of time. The Company typically issues options that vest pro rata on a monthly basis over various periods. Under the terms of the Plan, the contractual life of the option grants may not exceed ten years.

The Company utilizes the Black-Scholes model to determine fair value of stock option awards on the date of grant. The Company utilized the following assumptions for option grants during the year ended December 31, 2022 and 2021:

	Year ended December 31,	
	2022	**2021**
Expected term	5 years	4.94 - 5 years
Expected average volatility	49 - 51%	49 - 55%
Expected dividend yield	—	—
Risk-free interest rate	1.50 –4.45%	0.72 - 1.00%

The expected volatility of the option is determined using historical volatilities based on historical stock price of comparable boat manufacturing companies. The Company estimated the expected life of the options granted based upon historical weighted average of comparable boat manufacturing companies. The risk-free interest rate is determined using the U.S. Department of the Treasury yield curve rates with a remaining term equal to the expected life of the option. The Company has never paid a dividend, and as such the dividend yield is 0.0%

	Options Outstanding		Weighted Average Remaining life (years)	Fair value of options
	Number of Options	Weighted Average Exercise Price		
Outstanding, December 31, 2020	—	$ —	—	$ —
Granted	754,000	5.15	10.00	1,573,297
Exercised	—	—	—	—
Forfeited/canceled	(40,388)	(5.53)	(9.73)	(95,003)
Outstanding, December 31, 2021	713,612	$ 5.13	9.54	$ 1,478,294
Granted	583,083	2.88	10.00	791,177
Exercised	—	—	—	—
Forfeited/canceled	(13,124)	(4.81)	(8.93)	(13,238)
Outstanding, December 31, 2022	1,283,571	$ 4.14	8.95	$ 2,256,233
Exercisable options, December 31, 2022	648,029	$ 4.61	8.76	

At December 31, 2022, 635,542 Twin Vee options are unvested and expected to vest over the next four years.

Forza

Common Stock Warrants

As of December 31, 2022, Forza had outstanding warrants to purchase 172,500 shares of common stock issuable at a weighted-average exercise price of $6.25 per share that were issued to the representative of the underwriters on August 16, 2022 in connection with the Company's IPO. The representative's warrants are exercisable at any time and from time to time, in whole or in part, and expire on August 16, 2027. There was no warrant activity during the year ended December 31, 2022.

Equity Compensation Plan

The Company maintains an equity compensation plan (the "Plan") under which it may award employees, directors and consultants' incentive and non-qualified stock options, restricted stock, stock appreciation rights and other stock-based awards with terms established by the Compensation Committee of the Board of Directors which has been appointed by the Board of Directors to administer the plan. The number of awards under the Plan will automatically increase on January 1, 2023. As of December 31, 2022, there were 683,500 shares remaining available for grant under this Plan. Stock based compensation expense is included in the Statements of Operations, under salaries and wages.

Accounting for Stock -Based Compensation

For the year ended December 31, 2022 and 2021, Forza recorded $458,345 and $0, respectively, of stock-based compensation expense, which is included in salaries and wages on the accompanying consolidated statement of operations.

Stock Options

Under Forza's 2022 Stock Incentive Plan (the "Forza Plan"), Forza has issued stock options. A stock option grant gives the holder the right, but not the obligation to purchase a certain number of shares at a predetermined price for a specific period of time. Forza typically issues options that vest pro rata on a monthly basis over various periods. Under the terms of the Forza Plan, the contractual life of the option grants may not exceed ten years.

Forza utilizes the Black-Scholes model to determine fair value of stock option awards on the date of grant. Forza utilized the following assumptions for option grants during the year ended December 31, 2022:

	Year ended December 31, 2022
Expected term	5 years
Expected average volatility	112 - 115%
Expected dividend yield	—
Risk-free interest rate	2.98 - 3.62%

The expected volatility of the option is determined using historical volatilities based on historical stock price of comparable boat manufacturing companies. Forza estimated the expected life of the options granted based upon historical weighted average of comparable boat manufacturing companies. The risk-free interest rate is determined using the U.S. Department of the Treasury yield curve rates with a remaining term equal to the expected life of the option. Forza has never paid a dividend, and as such the dividend yield is 0.0%

	Options Outstanding		Weighted Average Remaining life (years)	Fair value of options
	Number of Options	Weighted Average Exercise Price		
Outstanding, December 31, 2020	—	$ —	—	$ —
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited/canceled	—	—	—	—
Outstanding, December 31, 2021	—	$ —	—	$ —
Granted	1,441,500	3.41	10.00	4,009,913
Exercised	—	—	—	—
Forfeited/canceled	—	—	—	—
Outstanding, December 31, 2022	1,441,500	$ 3.41	9.77	4,009,913
Exercisable options, December 31, 2022	117,986	$ 3.41	9.77	

At December 31, 2022, 1,323,514 Forza options are unvested and expected to vest over the next three years.

13. Customer and Supplier Concentration

Significant dealers and suppliers are those that account for greater than 10% of the Company's revenues and purchases.

During the year ended December 31, 2022, one individual dealer had sales of over 10% of our total sales, and one customer represented 12% of total sales. During the year ended December 31, 2021, five individual customers had sales of over 10% of our total sales and combined these five customers represented 67% of total sales.

During the year ended December 31, 2022, we purchased substantial portion of materials from two third-party vendors (27%). As of December 31, 2022, the amount due to the vendors was $845,042. During the year ended December 31, 2021, we purchased substantial portion of materials from two third-party vendors (454%). As of December 31, 2021, the amount due to the vendors was $804,098. The Company believe there are other suppliers that could be substituted should the supplier become unavailable or non- competitive.

14. Gain from Insurance recovery

During May 2021, the Company experienced a thermal event on the electric boat prototype rendering it unusable for further testing. Additionally, the Company experienced a building fire in one of the outer storage buildings resulting in the need for demolition. This had no impact on production as this was an extra storage building not necessary for business operations. The Company recorded a loss on disposal of asset from fire of $249,499 and gain from insurance recovery of $434,724, during the year ended December 31, 2021.

15. Income Tax

Due to operating losses and the recognition of valuation allowances, the Company has no provision for a current and deferred federal or state income taxes in 2021. In 2020, the Company reversed valuation allowances against previously reserved deferred tax assets, accordingly, there was no provision for current and deferred federal or state income taxes.

Deferred income taxes reflect the net tax effects of temporary and permanent differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities are as follows as of:

Twin Vee

	December 31, 2022	December 31, 2021
Non-operating loss carryforward	$ 4,976,000	$ 3,800,000
Valuation allowance	(4,976,000)	(3,800,000)
Net deferred tax asset	$ —	$ —

Forza X1

	December 31, 2022	December 31, 2021
Non-operating loss carryforward	$ 532,000	$ —
Valuation allowance	(532,000)	—
Net deferred tax asset	$ —	$ —

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. During year ended December 31, 2021, the Twin Vee valuation allowance increased by approximately $1,176,000 and the Forza X1 valuation allowance increased by approximately $532,000. The Company has net operating and economic loss carry-forwards of approximately $5.0 million available to offset future federal and state taxable income.

A reconciliation between expected income taxes, computed at the federal income tax rate of 21% applied to the pretax accounting loss, and our blended state income tax rate of 2%, and the income tax net expense included in the consolidated statements of operations for the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
Tax at federal statutory rate	21.0%	21.0%
Tax at state rate net of federal benefit	2.0%	2.0%
Change in valuation allowance	(23.0)%	(23.0)%
Provision for taxes	0.0%	0.0%

The Company's tax positions for 2019 to 2021 have been analyzed and concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years. Tax returns for the years 2019 to 2021, are subject to review by the tax authorities.

16. Net (Loss) Income Per Share

Basic net loss per share has been computed on the basis of the weighted average number of shares of common stock outstanding. Diluted net loss per share of common stock has been computed on the basis of the weighted average number of shares outstanding plus equivalent shares of common stock assuming exercise of stock options. Potential shares of common stock that have an anti-dilutive effect (i.e., those that share or decrease loss per share) are excluded from the calculation of diluted net loss per share of common stock.

Basic and diluted loss per common share have been computed based on the following as of years ending December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Numerator for basic and diluted net loss per share:		
Net loss..	$ (5,793,414)	$ (1,011,009)
Denominator:		
For basic net loss per share - weighted average common shares outstanding..	7,624,938	5,331,400
Effect of dilutive stock options	—	—
For diluted net losse per share - weighted average common shares outstanding..	7,624,938	5,331,400
Net loss per share -Basic:		
Net loss per share...	$ (0.76)	$ (0.19)
Net loss per share - Diluted:		
Net loss per share...	$ (0.76)	$ (0.19)

For the years ended December 31, 2022 and 2021, all potentially dilutive securities were antidilutive.

17. Segment

The Company reports segment information based on the "management" approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company's reportable segments.

The Company reported its financial performance based on the following segments: Gas-powered Boats, Franchise and Electric Boats.

The Company evaluates the performance of its reportable segments based on net sales and operating income. Net sales for business segments are generally based on the sale of boats and the sale of franchises. Income (loss) from operations for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Operating income for each segment excludes other income and expense. The Company does not include intercompany transfers between segments for management reporting purposes.

The following table shows information by reportable segments for the three and year ended December 31, 2022 and 2021:

For the Year Ended December 31, 2022	Gas-Powered Boats		Franchise		Electric Boat and Development		Total
Net sales	$ 31,988,756	$	(1,032)	$	—		$ 31,987,724
Cost of products sold	21,097,148		1,027		232,743		21,330,918
Operating expense	13,274,952		35,399		3,368,163		16,678,514
Income (loss) from operations	(2,383,344)		(37,458)		(3,600,906)		(6,021,708)
Other income (expense)	239,177		(34,060)		23,177		228,294
Net loss	$ (2,144,167)	$	(71,518)	$	(3,577,729)		$ (5,793,414)

For the Year Ended December 31, 2021	Gas-Powered Boats		Franchise		Electric Boat and Development		Total
Net sales	$ 15,757,435	$	16,735	$	—		$ 15,774,170
Cost of products sold	9,483,158		15,226		—		9,498,384
Operating expense	7,461,787		63,173		381,547		7,906,507
Loss from operations	(1,187,510)		(61,664)		(381,547)		(1,630,721)
Other income (expense)	699,486		(3,769)		(76,005)		619,712
Net loss	$ (488,024)	$	(65,433)	$	(457,552)		$ (1,011,009)

Property and equipment, net classified by business were as follows:

	December 31, 2022		December 31, 2021	
Gas-Powered Boats	$	4,694,607	$	2,547,410
Franchise	$	—	$	100,196
Electric-Boats	$	765,406	$	235,565

18. Subsequent Events

The Company has evaluated all event or transactions that occurred after December 31, 2022 through March 28, 2023, which is the date that the consolidated financial statements were available to be issued. During this period, there were no material subsequent events requiring recognition or disclosure, other than the ones described below.

On February 3, 2023, Ms. Nicole Camacho, the Chief Financial of Forza X1, Inc., provided the Company notice of her resignation as an executive officer of the Company, effective February 24, 2023. Ms. Camacho informed the Company that she was resigning from the Company as an executive officer to pursue another opportunity and that her resignation was not the result of any disagreement relating to the Company's operations, policies or practices.

On February 6, 2023, the Board of Directors (the "Board") of Forza, appointed Carrie Gunnerson to the position of Interim Chief Financial Officer and Interim Principal Financial and Accounting Officer.

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Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We have adopted and maintain disclosure controls and procedures (as defined Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed in the reports filed under the Exchange Act, such as this Annual Report, is collected, recorded, processed, summarized, and reported within the time periods specified in the rules of the SEC. Our disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that, as of such a date, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting, related to not yet having retained sufficient staff or engaged sufficient outside consultants with appropriate experience in GAAP presentation, especially of complex instruments, to devise and implement effective disclosure controls and procedures over internal controls.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15(d)-15(f) under the Exchange Act as a process designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2022 based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) (COSO). Based on the assessment, management concluded that, as of December 31, 2022, the Company's internal controls over financial reporting were not effective.

The Company has material weaknesses pertaining to controls that address segregation of duties across financially relevant functions and applications used in financial reporting. We have concluded that these material weaknesses existed because, as a small company, we did not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses. The Company's plan to remediate the material weakness in its internal control over financial reporting includes increasing staffing with its finance department sufficient to facilitate proper segregation of accounting functions and to enable appropriate review of its internally prepared financial statements.

Remediation Plan

Management has developed and is executing a remediation plan to address the previously disclosed material weaknesses, due to inadequate staffing levels. We are actively recruiting for a full-time Controller and have retained a full time Staff Accountant; we have selected and are working on implementing a robust operating system and we are utilizing the assistance of outside advisors where appropriate.

To remediate the existing material weaknesses, additional time is required to demonstrate the effectiveness of the remediation efforts. The material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. As of December 31, 2022, controls and procedure have been implemented to remediate the material weakness, however testing of controls continues.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, we hired additional staff in our finance department and have developed and refined our controls and other producers that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC are recorded, processed, summarized and reported within the time periods specified in SEC rules and in accordance with GAAP.

Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report by Grassi & Co., CPAs, P.C. ("Grassi"), our independent registered public accounting firm, regarding internal control over financial reporting. As a smaller reporting company, our internal control over financial reporting was not subject to audit by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance.

Information About our Executive Officers and Directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of six members.

The following table sets forth the names, ages and positions of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers:		
Joseph C. Visconti...	58	Chief Executive Officer, President and Director
Preston Yarborough..	43	Vice President and Director
Carrie Gunnerson	47	Chief Financial Officer
Non-Employee Directors:		
Bard Rockenbach (1)(2)(3)......................................	61	Director
James Melvin (1)(2)(3)	61	Director
Neil Ross (1)(2)(3)(6)	61	Director
Kevin Schuyler (1)(2)(3)(4)(5)	54	Director

(1) Member of the audit committee
(2) Member of the compensation committee
(3) Member of the corporate governance and nominating committee
(4) Chair of audit committee
(5) Chair of compensation committee
(6) Chair of corporate governance and nominating committee

Executive Officers

Joseph Visconti has been our Chief Executive Officer, President and Chair of the Board since 2015. Mr. Visconti also serves as the Chair of the Board and Chief of Product Development of Forza. With over 25 years of executive level operational and financial experience, Mr. Visconti was the founder, CEO and President of two previous companies, the first company was a regional Investment Bank that he built to over 400 employees and sold in 2000. The second company was ValueRich, a financial media company that was taken public on the American Stock Exchange in 2007. ValueRich transitioned from media related business to Twin Vee PowerCats, Inc. in 2015. Mr. Visconti has experience building teams of professionals with a focus on product development and bringing those products to market. Mr. Visconti received his Associate's degree from Lynn University in 1984. We believe that Mr. Visconti's experience leading us and our majority shareholder company and his operational and financial experience makes him well qualified to be a director of the Company.

Preston Yarborough has been our Vice President since our inception, our Director since August 2010 and has acted as the Director of Product Development of our majority shareholder company since August 2010. We believe Mr. Yarborough's history and experience developing products and managing the development of new products with us and our majority shareholder company make him a valuable member of our board and management.

Carrie Gunnerson has been our Chief Financial Officer since October 2021. Ms. Gunnerson, operated Gunnerson Consulting from August 1, 2020 until September 30, 2021, specializing in financial consulting for small to midsized organization. Since February 6, 2023, Ms. Gunnerson also serves as the interim Chief financial Officer of Forza and she served as the Chief Financial Officer of Forza from October 15, 2021 until its initial public offering in August 2022. Ms. Gunnerson served as the President and Chief Executive Officer of Art's Way Manufacturing Co., Inc. ("Art's Way") from October 18, 2007 until July 21, 2020, as its Chief Financial Officer from July 2004 until January 2012 and interim from September 2012 until January 22, 2015 and again from May 31, 2018 until February 1, 2020. Prior to joining Art's Way in 2004, from 2001 until 2004 Ms. Gunnerson was employed by Tyco Plastics Inc., where she was responsible for all of the functions of a controller. Ms. Gunnerson was named a director of the Farm Equipment Manufacturers Association, from November 2016 through July 2020.

Independent Directors

Bard Rockenbach has been a member of our Board of Directors since November 7, 2021. Mr. Rockenbach has been a practicing attorney for 33 years. Since January 2005, he has been the managing partner of Burlington & Rockenbach, P.A., a trial and appellate litigation law firm in West Palm Beach, Florida. Before forming Burlington & Rockenbach, P.A., Rockenbach was a solo practitioner and also worked for insurance defense law firms throughout Florida. Mr. Rockenbach is board certified by the Florida Bar Association in appellate practice and has over 250 published decisions. In addition to his legal experience, Mr. Rockenbach has served on the Board of Directors of the Appellate Practice Section of the Florida Justice Association as both a chairman and a director. He was also the chairman of the Palm Beach County Bar Association Technology Committee. Mr. Rockenbach has a Bachelor of Science in Accounting from the University of Florida and a Juris Doctor from the Stetson University College of Law.

We believe Mr. Rockenbach's broad understanding of business and legal matters, as well as his passion for boats and sailing, make him an invaluable member of our Board and well qualified to be a director of the Company.

James Melvin has been a member of our Board of Directors since April 8, 2021. Mr. Melvin, a multiple class world and national sailboat champion, is an innovative designer of yachts and aircrafts. He founded Morrelli & Melvin in 1992, a design and engineering company specializing in sailboats and yachts and has served as its Chief Executive Officer since its inception. Since October 2019, he has served as the President of Pro Coach Boats LLC, a company he founded that manufacturer and sells boats, and since May 2019, he has served as the Chief Technology Officer of Argo Rocket Marine LLC, a provider of space industry marine services and products. Mr. Melvin received his degree in Aerospace Engineering from Boston University.

We believe that Mr. Melvin's expertise in designing boats and aircraft and managing all aspects of a boat company, as well as his passion for boats and sailing make him an invaluable member of our Board and well qualified to be a director of the Company.

Neil Ross has been a member of our Board of Directors since April 8, 2021. He has over 30 years of experience in launching products and companies and promoting and growing brands. He has served as the Chief Executive Officer of James Ross Advertising since founding it in February 2003. Most notably, Neil has extensive marine experience partnering with brands like Galati Yachts Sales, Jefferson Beach Yacht Sales, Allied Marine, Bertram Yachts, Twin Vee, Jupiter Marine and Sealine to name a few. Mr. Ross received his Bachelor's degree from Florida State University.

We believe Mr. Ross' experience in the yacht and boating industry as well as his expertise in brand awareness and growth makes him well qualified to be a director of the Company.

Kevin Schuyler, CFA has been a member of our Board of Directors since July 2022. Mr. Schuyler is the Vice Chairman of the board of directors and Lead Independent Director of Adial Pharmaceuticals, Inc. (NASDAQ: ADIL) where he has served as a director since April 2016. He currently also serves as a senior managing director at CornerStone Partners, a full-service institutional CIO and investment office located in Charlottesville, VA, with approximately $10 billion under management. Prior to joining CornerStone Partners in 2006, he held various positions with McKinsey & Company, Louis Dreyfus Corporation and The Nature Conservancy. Mr. Schuyler serves on various boards and committees of Sentara Martha Jefferson Hospital, the US Endowment for Forestry and Communities, and Stone Barns Center. He is a member of the investment committee of the Margaret A. Cargill Philanthropies. Mr. Schuyler graduated with honors from Harvard College and received his MBA from The Darden Graduate School of Business at the University of Virginia. He is a member of the Chartered Financial Analyst Society of Washington, DC. We selected Mr. Schuyler to serve on our board of directors because he brings extensive knowledge of the financial markets.

We believe Mr. Schuyler's business background provides him with a broad understanding of the financial markets and the financing opportunities available to us.

Significant Employee

Jim Leffew was appointed as President of Forza in December 2021. Mr. Leffew served as the Senior Vice President, Manufacturing of Maverick Boat Group, Inc. from September 1999 until April 2021, where he was responsible for overseeing manufacturing operations and over 450 direct employees at a company with over $125 million in sales. Prior to joining Maverick Boat Group, Inc., from September 1994 to September 1999 he was a Facilities Director at the Harbor Branch Oceanographic Institution where he directed all construction and maintenance needs for an over 500,000 square foot mixed-use space and managed a budget exceeding $5 million a year. Mr. Leffew received his Bachelor of Science in Mechanical Engineering from the University of Central Florida in July 1987. Mr. Leffew's history and experience manufacturing products, budgeting and forecasting and managing direct employees will make him a valuable member of our management.

Family Relationships

No family relationships exist between any director, executive officer or person nominated or chosen to be a director or officer.

Board of Directors Composition

Our board of directors currently consists of six members. The number of directors will be fixed by our board of directors, subject to the terms of our certificate of incorporation and bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our certificate of incorporation provides that our board of directors is divided into three (3) classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three (3) classes as follows:

- the Class I directors are Neil Ross and Bard Rockenbach, and their terms will expire at the annual meeting of stockholders to be held in 2025;

- the Class II directors are James Melvin and Preston Yarborough, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

- the Class III directors are Kevin Schuyler and Joseph Visconti, and their terms will expire at the annual meeting of stockholders to be held in 2024.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

In addition, under the terms of our certificate of incorporation and our bylaws, members of our board of directors may only be removed for cause. This may also have the effect of delaying or preventing changes in control of our company.

Director Independence

Our common stock has traded The Nasdaq Capital Market, or Nasdaq, under the symbol "VEEE" since July 21, 2021. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company's board of directors within one year of the completion of its initial public offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each non-employee director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Rockenbach, Ross, Melvin, and Schuyler have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of Nasdaq and Rule 10A-3 and Rule 10C-1 under the Exchange Act.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in Part III, Item 13 "Certain Relationships and Related Transactions, and Director Independence."

Board of Directors Leadership Structure

Our Chief Executive Officer serves as our Chairman of the Board. Our Board does not have a lead independent director. Our Board has determined its leadership structure is appropriate and effective given our stage of development.

Board of Directors Committees

We currently have an audit committee, a compensation committee and a corporate governance and nominating committee, each of which have the composition and the responsibilities described below. The following table shows the directors who are currently members or Chairman of each of these committees.

Board Members	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Bard Rockenbach	Member	Member	Member
James Melvin	Member	Member	Member
Neil Ross	Member	Member	Chairman
Kevin Schuyler	Chairman	Chairman	Member

Audit Committee

The members of our audit committee consist of Bard Rockenbach, James Melvin, Neil Ross and Kevin Schuyler. Mr. Schuyler serves as the chair of our audit committee. All of the members of the audit committee are independent, as that term is defined under the rules of Nasdaq. The primary purpose of the audit committee is to oversee the quality and integrity of our accounting and financial reporting processes and the audit of our financial statements. Specifically, the audit committee will:

- select and hire the independent registered public accounting firm to audit our financial statements;

- help to ensure the independence and performance of the independent registered public accounting firm;

- approve audit and non-audit services and fees;

- review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

- prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

- review reports and communications from the independent registered public accounting firm;

- review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

- review our policies on risk assessment and risk management;

- review related party transactions; and

- establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. The Board has determined that Mr. Schuyler is an audit committee financial expert, as such term is used in Section 407 of Regulation S-K.

Compensation Committee

Our compensation committee consists of Bard Rockenbach, James Melvin, Neil Ross and Kevin Schuyler. Mr. Schuyler serves as the chair of our compensation committee. All of the members of our compensation committee are independent, as that term is defined under the rules of Nasdaq. Our compensation committee oversees our compensation policies, plans and benefits programs. The compensation committee also:

- oversees our overall compensation philosophy and compensation policies, plans and benefit programs;

- reviews and recommends to our board of directors for approval compensation for our executive officers and directors;

- prepares the compensation committee report that the SEC would require to be included in our annual proxy statement if we were no longer deemed to be an emerging growth company or a smaller reporting company; and

- administers our equity compensation plans.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate Governance and Nominating Committee

The members of our corporate governance and nominating committee consist of Bard Rockenbach, James Melvin, Neil Ross and Kevin Schuyler. Neil Ross serves as the chair of our corporate governance and nominating committee. Each is independent, as that term is defined under the rules of Nasdaq. Our corporate governance and nominating committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee:

- identifies, evaluates and makes recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

- considers and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

- reviews developments in corporate governance practices;

- evaluates the adequacy of our corporate governance practices and reporting; and

- evaluates the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of Nasdaq.

Risk Oversight

In its governance role, and particularly in exercising its duty of care and diligence, the board of directors is responsible for ensuring that appropriate risk management policies and procedures are in place to protect the company's assets and business. Our board of directors has broad and ultimate oversight responsibility for our risk management processes and programs and executive management is responsible for the day-to-day evaluation and management of risks to the Company.

Code of Conduct and Ethics

We have adopted a written code of conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of business conduct and ethics is available on our website at www.twinvee.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report. We will provide any person, without charge, upon request, a copy of our code of conduct and ethics. Such requests should be made in writing to the attention of Glenn Sonoda, Secretary, Twin Vee PowerCats Co., 3101 US-1 Fort Pierce, Florida 34982.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our certificate of incorporation from limiting the liability of our directors for the following:

- any breach of the director's duty of loyalty to us or to our stockholders;

- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

- unlawful payment of dividends or unlawful stock repurchases or redemptions; and

- any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

In addition to the indemnification that will be provided for in our certificate of incorporation and bylaws, the employment agreements with certain of our executive officers include indemnification provisions providing for rights of indemnification as set forth in our certificate of incorporation and bylaws.

Item 11. Executive Compensation.

Our named executive officers for the year ended December 31, 2022, which consisted of our principal executive officer and the next most highly compensated executive officers, were:

- **Joseph C. Visconti**, President and Chief Executive Officer

- **Preston Yarborough**, Vice President

- **Carrie Gunnerson**, Chief Financial Officer

Summary Compensation Table

The following table sets forth information regarding the compensation that was paid to our named executive officers during the years ended December 31, 2022 and December 31, 2021.

Name and Principal Position	Year	Salary	Bonus	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Joseph C. Visconti	2022	250,000	300,000	1,990,196	44,356(2)	2,584,552
President and Chief Executive Officer	2021	235,276	200,965	671,276	28,271(2)	1,135,788
Preston Yarborough	2022	160,000	42,167	—	21,030(3)	211,197
Vice President	2021	145,577	58,359	335,638	9,261(3)	548,835
Carrie Gunnerson	2022	187,462	73,300	107,516	12,080(4)	380,358
Chief Financial Officer	2021	39,088	16,406	227,617	—	283,111

(1) Options issued pursuant to the Twin Vee 2021 Stock Incentive Plan and the Forza 2022 Stock Incentive Plan. The amounts in the "Option Awards" column reflect the dollar amounts of the grant date fair value for the financial statement reporting purposes for stock options for the fiscal year ended December 31, 2022 in accordance with ASC 718. The fair value of the options was determined using the Black-Scholes model. For a discussion of the assumptions used in computing this valuation, see Note 12 of the Notes to Consolidated Financial Statements in this Annual Report for the fiscal year ended December 31, 2022.

(2) Consists of $30,000 of car expense paid and $14,356 of health insurance expense paid in 2022 and $12,692 of car expenses and $15,579 of health insurance expenses paid in 2021.

(3) Consists of $12,000 of car expenses paid and $9,030 of health insurance expense paid in 2022 and $5,077 of car expenses and $4,184 of health insurance paid in 2021.

(4) Consists of $12,080 of health insurance expense paid in 2022.

Outstanding Equity Awards at Fiscal Year-End (December 31, 2022)

The following table provides information about the number of outstanding equity awards held by each of our named executive officers as of December 31, 2022:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested
Joseph C. Visconti..................	166,232	105,768(1)	5.8	6/8/2031	—	—
President and Chief................	55,556	344,444(2)	5.0	8/10/2032	—	—
Executive Officer....................	48,615	201,385(3)	2.01	10/19/2032	—	—
	—	100,000(4)	1.33	12/14/2032	—	—
Preston Yarborough................	83,116	82,980(1)	5.8	6/8/2031	—	—
Vice President.........................						
Carrie Gunnerson...................	33,403	102,597(5)	3.87	9/30/2031	—	—
Chief Financial Officer	—	100,000(4)	1.33	12/14/2032	—	—

(1) On July 23, 2021, options were granted, under the Twin Vee 2021 Stock Incentive Plan, vesting monthly over 3 years.
(2) On August 11, 2022, options were granted, under the Forza 2022 Stock Incentive Plan, vesting monthly over 3 years.
(3) On October 20, 2022, options were granted, under the Twin Vee 2021 Stock Incentive Plan, vesting monthly over 3 years.
(4) On December 15, 2022, options were granted, under the Forza 2022 Stock Incentive Plan, vesting monthly over 3 years.
(5) On October 1, 2021, options were granted, under the Twin Vee 2021 Stock Incentive Plan, westing monthly over 5 years.

Employment Arrangements with Our Named Executive Officers

Joseph Visconti

Twin Vee entered into a five-year employment agreement with Mr. Visconti (the "Visconti Employment Agreement") effective upon the closing of the initial public offering in July 2021. Under the Visconti Employment Agreement, Mr. Visconti serves as Twin Vee's President and Chief Executive Officer. He receives an annual base salary of $250,000 and is eligible to receive an annual performance cash bonus with a target amount equal to 125% of his annual base salary, based upon achievement of performance goals established by the compensation committee of Twin Vee's board of directors. Upon the completion of Twin Vee's initial public offering in July 2021, Mr. Visconti received a stock option to purchase 272,000 shares of Twin Vee's common stock under the 2021 Plan, vesting pro rata on a monthly basis over a three-year period subject to continued employment through each vesting date. On October 20, 2022, Mr. Visconti received a stock option to purchase 250,000 shares of Twin Vee's common stock under the 2021 Plan, vesting pro rata on a monthly basis over a three-year period subject to continued employment through each vesting date.

The Visconti Employment Agreement provides that Mr. Visconti will be eligible to participate in all benefit and fringe benefit plans generally made available to Twin Vee's other executive officers. In addition, he is entitled to (i) four weeks of paid vacation per year, (ii) a $2,500 a month car allowance and (iii) the cost of medical insurance for coverage for Mr. Visconti and his family.

The Visconti Employment Agreement provides that it shall continue until terminated (i) by mutual agreement; (ii) due to death or disability of Mr. Visconti; (iii) by Mr. Visconti without good reason upon 90 days written notice to us; (iv) by us for cause (as defined in the Visconti Employment Agreement); (v) by Twin Vee without cause; or (vi) by Mr. Visconti for good reason (as defined in the Visconti Employment Agreement).

Pursuant to the Visconti Employment Agreement, Mr. Visconti is subject to a one-year post-termination non-compete and non-solicit of employees and clients. He is also bound by confidentiality provisions.

In the event of a termination by Twin Vee without cause or a termination by Mr. Visconti for good reason other than in connection with a change in control, Mr. Visconti will receive: an aggregate of twelve months of salary continuation at his then-current base annual salary, paid out in equal installments over a 6 month period; payment of any amount of annual bonus accrued for the year prior to the date of termination; payment of the bonus Mr. Visconti would have received based on the attainment of performance goals had he remained employed through the end of the year of termination, pro-rated based on the number of days in the termination year that Mr. Visconti was employed by Twin Vee (paid when its other senior executives receive payment of their annual bonuses); reimbursement of COBRA premiums for up to twelve months; and full vesting for any outstanding, unvested equity awards granted under the Twin Vee 2021 Plan. Mr. Visconti's outstanding vested stock options in Twin Vee will generally remain exercisable no longer than six months following such a termination.

In the event of a termination by Twin Vee without cause or a resignation by Mr. Visconti for good reason within twelve months following a change in control, Mr. Visconti will receive an aggregate of 18 months of salary continuation at his then-current base annual salary, paid out in equal installments over a twelve month period; payment of any amount of annual bonus accrued for the year prior to the year of termination; payment of a pro-rated target annual bonus for the year of termination based on the number of days in the termination year that Mr. Visconti was employed by Twin Vee; payment of one time his then-current target annual bonus; reimbursement of COBRA premiums for up to 18 months; and full vesting for any outstanding, unvested equity awards granted under the Twin Vee 2021 Plan. Mr. Visconti's outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

The receipt of any termination benefits described above is subject to Mr. Visconti's execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Visconti Employment Agreement.

In the event of Mr. Visconti's termination due to death or disability, Mr. Visconti will receive full vesting for any outstanding, unvested equity awards granted under Twin Vee's 2021 Plan. Mr. Visconti's outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

Preston Yarborough

Twin Vee entered into a five-year employment agreement with Mr. Yarborough (the "Yarborough Employment Agreement") effective upon the closing of Twin Vee's initial public offering in July 2021. Under the Yarborough Employment Agreement, Mr. Yarborough serves as Twin Vee's Vice President and Director of Product Development. He receives an annual base salary of $160,000 and is eligible to receive an annual performance cash bonus with a target amount equal to 50% of his annual base salary, based upon achievement of performance goals established by the compensation committee of Twin Vee's board of directors. Upon the completion of Twin Vee's initial public offering in July 2021, Mr. Yarborough received a stock option to purchase 136,000 shares of Twin Vee's common stock under the 2021 Plan, vesting monthly over a three-year period subject to continued employment through each vesting date.

The Yarborough Employment Agreement provides that Mr. Yarborough would be eligible to participate in all benefit and fringe benefit plans generally made available to Twin Vee's other executive officers. In addition, he is entitled to (i) four weeks of paid vacation per year, (ii) a $1,000 a month car allowance and (iii) the cost of medical insurance for coverage for Mr. Yarborough and his family.

The Yarborough Employment Agreement provides that it shall continue until terminated (i) by mutual agreement; (ii) due to death or disability of Mr. Yarborough; (iii) by Mr. Yarborough without good reason upon 90 days written notice to Twin Vee; (iv) by Twin Vee for cause (as defined in the Yarborough Employment Agreement); (v) by Twin Vee without cause; or (vi) by Mr. Yarborough for good reason (as defined in the Yarborough Employment Agreement).

Pursuant to the Yarborough Employment Agreement, Mr. Yarborough is subject to a one-year post-termination non-compete and non-solicit of employees and clients. He is also bound by confidentiality provisions.

In the event of a termination by Twin Vee without cause or a termination by Mr. Yarborough for good reason other than in connection with a change in control, Mr. Yarborough will receive: an aggregate of nine months of salary continuation at his then-current base annual salary, paid out in equal installments over a six month period; payment of any amount of annual bonus accrued for the year prior to the date of termination; payment of the bonus Mr. Yarborough would have received based on the attainment of performance goals had he remained employed through the end of the year of termination, pro-rated based on the number of days in the termination year that Mr. Yarborough was employed by Twin Vee (paid when Twin Vee's other senior executives receive payment of their annual bonuses); reimbursement of COBRA premiums for up to nine months; and full vesting for any outstanding, unvested equity awards granted under the Twin Vee 2021 Plan. Mr. Yarborough's outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

In the event of a termination by Twin Vee without cause or a resignation by Mr. Yarborough for good reason within twelve months following a change in control, Mr. Yarborough will receive an aggregate of twelve months of salary continuation at his then-current base annual salary, paid out in equal installments over a twelve month period; payment of any amount of annual bonus accrued for the year prior to the year of termination; payment of a pro-rated target annual bonus for the year of termination based on the number of days in the termination year that Mr. Yarborough was employed by Twin Vee; payment of one time his then-current target annual bonus; reimbursement of COBRA premiums for up to twelve months; and full vesting for any outstanding, unvested equity awards granted under the Twin Vee 2021 Plan. Mr. Yarborough's outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

The receipt of any termination benefits described above is subject to Mr. Yarborough's execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Yarborough Employment Agreement.

In the event of Mr. Yarborough's termination due to death or disability, Mr. Yarborough will receive full vesting for any outstanding, unvested equity awards granted under Twin Vee's 2021 Plan. Mr. Yarborough's outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

Carrie Gunnerson

Twin Vee entered into a five-year employment agreement with Ms. Gunnerson (the "Gunnerson Employment Agreement") effective in October 2021. Under the Gunnerson Employment Agreement, Ms. Gunnerson serves as Twin Vee's Chief Financial Officer. She receives an annual base salary of $211,000 and is eligible to receive an annual performance cash bonus with a target amount equal to 30% of her annual base salary, based upon achievement of performance goals established by the compensation committee of Twin Vee's board of directors. Ms. Gunnerson also received a stock option to purchase 136,000 shares of Twin Vee's common stock under its 2021 Plan, vesting monthly over a five-year period subject to continued employment through each vesting date.

The Gunnerson Employment Agreement provides that Ms. Gunnerson is eligible to participate in all benefit and fringe benefit plans generally made available to Twin Vee's other executive officers. In addition, she is entitled to four weeks of paid vacation per year.

The Gunnerson Employment Agreement provides that it shall continue until terminated (i) by mutual agreement; (ii) due to death or disability of Ms. Gunnerson; (iii) by Ms. Gunnerson without good reason upon 90 days written notice to Twin Vee; (iv) by Twin Vee for cause (as defined in the Gunnerson Employment Agreement); (v) by Twin Vee without cause; or (vi) by Ms. Gunnerson for good reason (as defined in the Gunnerson Employment Agreement).

Pursuant to the Gunnerson Employment Agreement, Ms. Gunnerson is subject to a one-year post-termination non-compete and non-solicit of employees and clients. She is also bound by confidentiality provisions.

In the event of a termination by Twin Vee without cause or a termination by Ms. Gunnerson for good reason during the first six (6) months following the effective date of the Gunnerson Employment Agreement, Ms. Gunnerson will receive an aggregate of three months of salary continuation at her then-current base annual salary, paid out in equal installments over a three-month period. In the event of a termination by Twin Vee without cause or a termination by Ms. Gunnerson for good reason after the first six (6) months following the effective date of the Gunnerson Employment Agreement, Ms. Gunnerson will receive an aggregate of six months of salary continuation at her then-current base annual salary, paid out in equal installments over a six-month period. Ms. Gunnerson's outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

The receipt of any termination benefits described above is subject to Ms. Gunnerson's execution of a release of claims in favor of the Company, a form of which is attached as an exhibit to the Gunnerson Employment Agreement.

In the event of Ms. Gunnerson's termination due to death or disability, Ms. Gunnerson will receive full vesting or any outstanding, unvested equity awards granted under the 2021 Plan. Ms. Gunnerson's outstanding vested stock options will generally remain exercisable no longer than six months following such a termination.

Employee Benefit and Stock Plans

Simple IRA Plan

We maintain a Simple IRA retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the Simple IRA, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax basis through contributions to the Simple IRA plan. The Simple IRA plan authorizes employer safe harbor matching contributions equal to 3% of covered compensation for eligible employees. The Simple IRA plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement program, contributions to the Simple IRA plan and earnings on those contributions are not taxable to the employees until distributed from the Simple IRA plan.

2021 Stock Incentive Plan

On April 8, 2021, our board of directors and our stockholders approved the Twin Vee PowerCats Co. 2021 Stock Incentive Plan , which plan was amended and restated on June 1, 2021 (the "2021 Plan"). The 2021 Plan became effective immediately prior to the closing of our initial public offering in July 2021. The principal provisions of the 2021 Plan are summarized below.

Administration

The 2021 Plan vests broad powers in a committee to administer and interpret the 2021 Plan. Our board of directors has initially designated the compensation committee to administer the 2021 Plan. Except when limited by the terms of the 2021 Plan, the compensation committee has the authority to, among other things: select the persons to be granted awards; determine the type, size and term of awards; establish performance objectives and conditions for earning awards; determine whether such performance objectives and conditions have been met; and accelerate the vesting or exercisability of an award. In its discretion, the compensation committee may delegate all or part of its authority and duties with respect to granting awards to one or more of our officers, subject to certain limitations and provided applicable law so permits.

Our board of directors may amend, alter or discontinue the 2021 Plan and the compensation committee may amend any outstanding award at any time; provided, however, that no such amendment or termination may adversely affect awards then outstanding without the holder's permission. In addition, any amendments seeking to increase the total number of shares reserved for issuance under the 2021 Plan or modifying the classes of participants eligible to receive awards under the 2021 Plan will require ratification by our stockholders in accordance with applicable law. Additionally, as described more fully below, neither the compensation committee nor the board of directors is permitted to reprice outstanding options or stock appreciation rights without shareholder consent.

Eligibility

Any of our employees, directors, consultants, and other service providers, or those of our affiliates, are eligible to participate in the 2021 Plan and may be selected by the compensation committee to receive an award.

Vesting

The compensation committee determines the vesting conditions for awards. These conditions may include the continued employment or service of the participant, the attainment of specific individual or corporate performance goals, or other factors as determined in the compensation committee's discretion (collectively, "Vesting Conditions").

Shares of Stock Available for Issuance

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the 2021 Plan in connection with awards is 1,315,000 shares. We have issued options to purchase an aggregate of 1,283,571 shares of our common stock. In addition, the maximum number of shares of common stock that may be issued under the 2021 Plan will automatically increase on January 1 of each calendar year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in a number of shares of common stock equal to 4.5% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year; provided, however that the board of directors may act prior to January 1 of a given calendar year to provide that the increase for such year will be a lesser number of shares of common stock. All available shares may be utilized toward the grant of any type of award under the 2021 Plan. The 2021 Plan imposes a $250,000 limitation on the total grant date fair value of awards granted to any non-employee director in his or her capacity as a non-employee director in any single calendar year. The total number of shares available for issuance increased on January 1, 2023 to 1,743,400 shares of our common stock.

Director Compensation

2022 Director Compensation

Cash Compensation

All non-employee directors are entitled to receive the following cash compensation for their services:

- $5,000 per year for service as a board member;

- $12,000 per year additionally for service as chair of the audit committee;

- $5,000 per year additionally for service as member of the audit committee (excluding committee chair);

- $10,000 per year additionally for service as chair of the compensation committee;

- $4,000 per year additionally for service as member of the compensation committee (excluding committee chair);

- $5,000 per year additionally for service as chair of the corporate governance and nominating committee;

- $3,000 per year additionally for service as member of the corporate governance and nominating committee (excluding committee chair);

All cash payments to non-employee directors who served in the relevant capacity at any point during the immediately preceding prior fiscal quarter will be paid quarterly in arrears. A non-employee director who served in the relevant capacity during only a portion of the prior fiscal quarter will receive a pro-rated payment of the quarterly payment of the applicable cash retainer.

Equity Compensation

Each non-employee director who served as a director during 2021 received an initial grant of non-qualified stock options under our 2021 Plan to purchase 5,500 shares of our common stock, which options vest *pro rata* on a monthly basis over a period of twelve months from the grant date, subject to the grantee's continued service through that date. Each non-employee director who served as a director during 2022 received a grant of non-qualified stock options under our 2021 Plan to purchase 5,500 shares of our common stock, which options vest *pro rata* on a monthly basis over a period of twelve months from the grant date, subject to the grantee's continued service through that date.

Director Compensation Table

The following table sets forth information regarding the compensation earned for service on our board of directors by our non-employee directors during the year ended December 31, 2022. The compensation for each of Messrs. Visconti and Yarborough as an executive officer is set forth above under "—Summary Compensation Table." Messrs. Visconti and Yarborough receive no compensation for service as a director.

(a) Name	(b) Fees Earned or Paid in Cash ($)	(c) Stock Awards ($)	(d) Option Awards[1] ($)	(e) Non-Equity Incentive Plan Compensation ($)	(f) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(g) All Other Compensation ($)	(h) Total ($)
Bard Rockenbach	17,000	—	4,861	—	—	—	21,861
James Melvin	17,000	—	5,444	—	—	—	22,444
Neil Ross	19,000	—	5,444	—	—	—	24,444
Steven A. Shallcross	17,500	—	—	—	—	—	17,500
Kevin Schuyler	10,000	—	6,732	—	—	—	16,732

(1) The amounts in the "Option Awards" column reflect the dollar amounts of the grant date fair value for the financial statement reporting purposes for stock options for the fiscal year ended December 31, 2022 in accordance with ASC 718. The fair value of the options was determined using the Black-Scholes model. For a discussion of the assumptions used in computing this valuation, see Note 12 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

(2) As of December 31, 2022, the following are the outstanding aggregate number of option awards held by each of our directors who were not also Named Executive Officers:

Name	Option Awards (#)
Bard Rockenbach	10,083
James Melvin	11,000
Neil Ross	11,000
Kevin Schuyler	5,500

During 2022, each non-employee member of the Board of Directors received an annual cash fee of $5,000, all non-employee directors received an annual cash fee of $5,000, $4,000 and $3,000 for service on the Audit, Compensation and Corporate Governance and Nominating Committee, respectively, and the Chairman of the Audit, Compensation and Corporate Governance and Nomination Committee received a cash fee of $12,000, $10,000 and $5,000, respectively. In addition, since 2021 each non-employee member of the Board of Directors has been issued an annual option grant exercisable for 5,500 shares of our common stock, for a term of one year, vesting monthly over one year of the date of grant.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth the beneficial ownership of our common stock as of March 29, 2023, by:

- each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

- each of the named executive officers listed in the Summary Compensation Table;

- each of our directors; and

- all of our current executive officers and directors as a group.

As of March 29, 2023, we had 9,520,000 shares of common stock outstanding.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of profits interest units, options, warrants or other rights that are either immediately exercisable or exercisable on or before May 30, 2023, which is approximately 60 days after the date of this Annual Report. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Twin Vee PowerCats Co. 3101 S. US-1 Ft. Pierce, Florida 34982.

Name of Beneficial Owner	Number of Shares Beneficially Owner	Percentage of Shares Beneficially Owned
Named Executive Officers and Directors		
Joseph Visconti [(1)]	2,539,999	26.05%
Preston Yarborough[(2)]	121,473	1.26%
James Melvin[(3)]	9,777	*

Name of Beneficial Owner	Number of Shares Beneficially Owner	Percentage of Shares Beneficially Owned
Kevin Schuyler..	5,943	*
Bard Rockenbach[4]	9,273	*
Neil Ross[3]	9,777	*
Carrie Gunnerson[6]	43,073	*
All current executive officers and directors as a group (7 persons)................		
5% Stockholders	2,735,315	27.64%
Marathon Micro Fund, L.P.(7)	950,000	9.98%
AWM Investment Company, Inc. and affiliates (8)	949,062	9.97%

* Represents beneficial ownership of less than one percent............................

(1) Joseph Visconti was issued 2,321,152 shares of our common stock upon the consummation of the Merger between us and Twin Vee Inc. Mr. Visconti was granted an option to purchase 272,000 shares of our common stock upon the consummation of our initial public offering, and was granted an additional option to purchase 250,000 shares of our common stock on October 20, 2022. There are 214,847 shares of common stock that will vest and be exercisable within 60 days of March 29, 2023 and are included in the number of shares of common stock beneficially owned by Mr. Visconti.

(2) Mr. Yarborough was issued 38,357 shares of our common stock upon the consummation of the Merger between us and Twin Vee Inc. granted an option to purchase 136,000 shares of our common stock upon the consummation of our initial public offering, of which 83,116 shares of common stock will vest and be exercisable within 60 days of March 29, 2023 and are included in the number of shares of common stock beneficially owned by Mr. Yarborough.

(3) Messrs. Melvin and Ross were each granted an option to purchase 5,500 shares of our common stock upon the consummation of our initial public offering, and were granted another 5,500 shares on October 20, 2022; of which 9,777 shares of common stock will vest and be exercisable within 60 days of March 29, 2023, and are included in the number of shares of common stock beneficially owned by each of Messrs. Melvin and Ross.

(4) In connection with his appointment, effective November 7, 2021, Mr. Rockenbach was awarded an option to purchase 5,500 shares of the Company's common stock at an exercise price of $3.87 per share, vesting pro rata on a monthly basis over a twelve-month period and exercisable for a period of ten years from the date of grant. Mr. Rockenbach was awarded another 4,583 shares on November 4, 2022, with the same vesting schedule. There will be these 9,273 shares of common stock vested and be exercisable within 60 days of March 29, 2023, and are included in the number of shares of common stock beneficially owned by Rockenbach.

(5) Ms. Gunnerson was granted an option to purchase 136,000 shares of our common stock upon in connection with joining our company as Chief Financial Officer, of which 43,073 shares of common stock will vest and be exercisable within 60 days of March 29, 2022, and are included in the number of shares of common stock beneficially owned by Ms. Gunnerson.

(6) In connection with his appointment, effective July 6, 2022, Mr. Schuyler was awarded an option to purchase 5,500 shares of the Company's common stock at an exercise price of $2.62 per share, vesting pro rata on a monthly basis over a twelve-month period and exercisable for a period of ten years from the date of grant. Of these 5,500 shares, 4,580 shares of common stock will vest and be exercisable within 60 days of March 29, 2023, and are included in the number of shares of common stock beneficially owned by Schuyler.

(7) Information is based upon a Schedule 13G/A filed with the SEC on February 3, 2022 by James G. Kennedy, the partner of Marathon Micro Fund, L.P. The address of Marathon Micro Fund, L.P. is 4 North Park drive, Suite 106, Hunt Valley, Maryland 34982.

(8) Information is based upon a Schedule 13G filed with the SEC on February 14, 2022. AWM Investment Company, Inc., a Delaware corporation ("AWM") is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN) and Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP). (CAYMAN and SSFQP, will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature. David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN and MGP

Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP. Greenhouse and Stettner are also controlling principals of AWM. As the investment adviser to the Funds, AWM holds sole voting and investment power over 218,284 shares of our common stock held by CAYMAN and 730,778 Shares held by SSFQP. The address of AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

Changes In Control

None.

Equity Compensation Plan Information

See Part II, Item 5— Equity Compensation Plan Information for certain information regarding our equity compensation plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Each of the related party transactions described below was negotiated on an arm's length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us. The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to this Annual Report and are available electronically on the website of the SEC at www.sec.gov.

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in "Item 11. Executive Compensation" the following is a description of each transaction since January 1, 2021 or any currently proposed transaction in which:

● we have been or are to be a party to;

● the amount involved exceeded or exceeds $120,000 or 1% of the average of our total assets as of the end of the last two completed fiscal years; and

● any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

For information on our compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, see "Executive Compensation" in Part III, Item 11.

On December 5, 2022 (the "Closing Date"), pursuant to the terms of the Agreement and Plan of Merger, dated as of September 8, 2022 (the "Merger Agreement"), by and between us and Twin Vee PowerCats, Inc. ("Twin Vee Inc."), our then parent corporation and owner of 4,000,000 shares of our common stock representing 76% of our common stock. was merged with and into our company (the "Merger"). The Merger became effective on December 5, 2022at which time (a) the holders of Twin Vee Inc. common stock received in the Merger one share of our common stock in exchange for each 41.7128495 shares of Twin Vee Inc. common stock that they owned, for a maximum of 4,000,000 shares of our common stock (no fractional shares of our common stock were issued) and (b) the 4,000,000 shares of our common stock held by Twin Vee Inc. were canceled and retired. Each holder of shares of Twin Vee Inc. common stock who would otherwise be entitled to a fraction of a share of our common stock (after aggregating all fractional shares of our common stock that otherwise would be received by such holder) received in lieu of such fraction of a share cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by $2.09, which was equal to the volume weighted average closing trading price of a share of our common stock for the five consecutive trading days ending immediately prior to December 5, 2022. After the Merger, we. had approximately 9,520,000 shares of our common stock outstanding, which is substantially the same as it was immediately prior to the Merger. Joseph Visconti, our Chief Executive Officer and Chairman of the Board was the largest stockholder of Twin Vee Inc. and received 2,243,916 shares of our common stock upon consummation of the Merger in exchange for the shares of common stock of Twin Vee Inc. that he owned , representing approximately 22% of our outstanding shares of common stock and Preston Yarbrough, our Vice President and Director of Product Development was issued 38,357 shares of our common stock upon consummation of the Merger in exchange for the shares of common stock of Twin Vee Inc. that he owned

We lease our facility from Visconti Holdings, LLC, ("Visconti Holdings") an entity owned and controlled by our Chief Executive Officer, President and Director, Joseph Visconti, pursuant to a lease agreement (the "Lease Agreement"), dated January 1, 2021, by and among the Company, Visconti Holdings, LLC and Twin Vee Inc., our former majority shareholder company. The Lease Agreement currently has a 5-year term, with an option to renew for an additional 5-year term. We currently pay Visconti Holdings $33,075 per month plus applicable sales and use tax, which is currently 7% in St. Lucie County.

On December 31, 2018, we entered into a loan and promissory note with Joseph C. Visconti. The principal amount of the loan was $525,500, together with a simple interest rate of 6% on the balance of principal remaining unpaid. During the year ended December 31, 2021, we repaid $27,850. At December 31, 2021, the outstanding amount of the note payable was $0.

During the year ended December 31, 2022 and 2021, we received cash of $14,549 and $44,628 from its affiliate companies, and paid $57,659 and $303,250 to its affiliate companies, respectively.

During the year ended December 31, 2022, we issued 20,000 shares valued at $52,400 for payment on behalf of the former majority shareholder company.

At December 31, 2022 and 2021, advances from affiliated companies included in due to affiliated companies was $0 and $115,043, respectively. Approximately $93,000 of the balance is related to an equipment purchase, the remaining balance was related to startup costs for our franchise business.

During the year ended December 31, 2022, we received a monthly fee of $5,850 to provide management services and facility utilization to Forza.

During the year ended December 31, 2021, we paid $90,417 to Twin Vee PowerCats, Inc., to purchase a 36-foot used catamaran boat from it. During the year ended December 31, 2020, we had purchases of $0 from related parties.

During the year ended December 31, 2021, we received a cash payment in the amount of $24,300 from Boat Fuji, Inc., a company owned 33% by Joseph Visconti, our chief executive officer, for future technical website support expenses to be incurred by us on behalf of Boat Fuji, Inc. During the year ended December 31, 2021, we paid $15,808 to certain affiliate companies or on their behalf, including (i) $2,000 that was repaid to Boat Fuji, Inc. due to a decrease in the estimated expenses to be paid by us on its behalf, (ii) $12,000 of franchise fee development expenses paid by us on behalf of My Boat MD, Inc., a wholly owned subsidiary of Twin Vee PowerCats, Inc and (iii) $1,808 of expenses paid to Twin Vee PowerCats, Inc. for reimbursement of telephone, internet and other similar expenses incurred by it on our behalf.

During the year ended December 31, 2022 and 2021, we recorded management fees of $54,000 and $42,000 respectively; paid to Twin Vee, Inc. pursuant to a management agreement, dated January 1, 2021, with our former majority shareholder company for various management services. The agreement provides for a monthly $4,500 and $3,500 management fee, there was a term of one year that expired on December 31, 2022.

During the year ended December 31, 2022, we recorded $15,000 of professional fees, for consulting work for Twin Vee performed by Jim Leffew, the Chief Executive Officer of Forza.

In connection with the closing of Forza's initial public offering, we entered into a transition services agreement (the "Transition Services Agreement") with Forza, pursuant to which we agreed to provide Forza, at our cost, with certain services, such as procurement, shipping, receiving, storage and use of our facility until Forza' s new planned facility is completed. Forza's ability to utilize our manufacturing capacity pending completion of its own facility will be subject to its availability as determined by us. The Transition Services Agreement operates on a month-to-month basis.

Indemnification

The information included under the heading "Directors, Executive Officers and Corporate Governance—Limitation of Liability and Indemnification" in Part III, Item 10 is hereby incorporated by reference into this Item 13.

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof). Our board of directors has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the Nasdaq Stock Market. Under the policy:

- any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by the Audit Committee; and

- any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

- management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with the Securities Act and the Exchange Act and related rules; and

- management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director, should consider whether such transaction would compromise the director's status as an "independent," "outside," or "non-employee" director, as applicable, under the rules and regulations of the SEC, the Nasdaq Stock Market, and the Code.

Director Independence

The information included under the heading "Directors, Executive Officers and Corporate Governance—Director Independence" in Part III, Item 10 is hereby incorporated by reference into this Item 13.

Item 14. Principal Accounting Fees and Services.

Grassi & Co., CPAs, P.C. serves as our independent registered public accounting firm.
Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate fees including expenses billed to us for the years ended December 31, 2022 and 2021 by our auditors:

	Year ended December 31, 2022	Year ended December 31, 2021
Audit Fees(1)	$ 125,000	$ 115,000
Tax Fees	—	—
Audit-Related Fees(2)	7,600	9,500
All Other Fees(3)	61,400	8,500
	$ 194,000	$ 133,000

(1) Audit Fees include fees related to the annual audit and quarterly reviews..
(2) Audit-Related Fees include travel and technology fees.
(3) All other fees include fees associated with Comfort Letter and Consents, required for SEC filings.

The Audit Committee has adopted procedures for pre-approving all audit and non-audit services provided by the independent registered public accounting firm, including the fees and terms of such services. These procedures include reviewing detailed back-up documentation for audit and permitted non-audit services. The documentation includes a description of, and a budgeted amount for, particular categories of non-audit services that are recurring in nature and therefore anticipated at the time that the budget is submitted. Audit Committee approval is required to exceed the pre-approved amount for a particular category of non-audit services and to engage the independent registered public accounting firm for any non-audit services not included in those pre-approved amounts. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the rules on auditor independence promulgated by the SEC and the PCAOB. The Audit Committee also considers whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service, based on such reasons as the auditor's familiarity with our business, people, culture, accounting systems, risk profile, and whether the services enhance our ability to manage or control risks, and improve audit quality. The Audit Committee may form and delegate pre-approval authority to subcommittees consisting of one or more members of the Audit Committee, and such subcommittees must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. All of the services provided by the independent registered public accounting firm were pre-approved by the Audit Committee.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Financial Statements. The financial statements required to be filed in this Annual Report are included in Part II, Item 8 hereof.

(a)(2) All financial statement schedules have been omitted as the required information is either inapplicable or included in the Financial Statements or related notes included in Part II, Item 8 hereof.

(a)(3) Exhibits. The exhibits listed below are required by Item 601 of Regulation S-K. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report has been identified

Item 16. Form 10-K Summary.

Not Applicable

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated September 8, 2022, by and between Twin Vee PowerCats Co. and Twin Vee PowerCats, Inc. (Incorporated by reference to the Exhibit 2.1 to the Company's Form 8-K, File No. 001-40623, filed with the Securities and Exchange Commission on September 9, 2022)
2.2	Form of Support Agreement, by and between Twin Vee PowerCats Co. and Twin Vee PowerCats, Inc.'s directors, officers and certain stockholders (Incorporated by reference to the Exhibit 2.2 to the Company's Form 8-K, File No. 001-40623, filed with the Securities and Exchange Commission on September 9, 2022)
3.1	Articles of Incorporation filed with the Secretary of State of the State of Florida, dated December 1, 2009 (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 333- 255134, filed with the Securities and Exchange Commission on April 8, 2021)
3.2	Articles of Amendment to the Articles of Incorporation, filed with the Secretary of State of the State of Florida on January 22, 2016 (Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, File No. 333-255134, filed with the Securities and Exchange Commission on April 8, 2021)
3.3	Articles of Amendment to the Articles of Incorporation, filed with the Secretary of State of the State of Florida on April 12, 2016 (Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1, File No. 333-255134, filed with the Securities and Exchange Commission on April 8, 2021)
3.4	Article of Conversion filed with the Secretary of State of the State of Florida, dated April 7, 2021 (Incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1, File No. 333-255134, filed with the Securities and Exchange Commission on April 8, 2021)
3.5	Certificate of Conversion filed with the Secretary of State of the State of Delaware on April 7, 2021 (Incorporated by reference to Exhibit 3.5 to the Company's Registration Statement on Form S-1, File No. 333-255134, filed with the Securities and Exchange Commission on April 8, 2021)
3.6	Certificate of Incorporation filed with the Secretary of State of the State of Delaware on April 7, 2021 (Incorporated by reference to Exhibit 3.6 to the Company's Registration Statement on Form S-1, File No. 333-255134, filed with the Securities and Exchange Commission on April 8, 2021)

Exhibit No.	Description
3.7	Bylaws (Incorporated by reference to Exhibit 3.7 to the Company's Registration Statement on Form S-1, File No. 333-255134, filed with the Securities and Exchange Commission on April 8, 2021)
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A, File No. 333-255134, filed with the Securities and Exchange Commission on July 2, 2021)
4.2	Form of Representative's Warrant Agreement (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1/A, File No. 333-255134, filed with the Securities and Exchange Commission on July 2, 2021)
4.3	Description of Securities of Twin Vee PowerCats Co. (Incorporated by reference to the Exhibit 4.3 to the Company's Annual Report on Form 10-K, File No. 001-40623, filed with the Securities and Exchange Commission on March 31, 2022)
10.1†	Twin Vee PowerCats Co. 2021 Stock Incentive Plan and form of Incentive Plan Option Agreement, Non- Qualified Stock Option Agreement, and Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.1 the Company's Registration Statement on Form S-1, File No. 333-255134, filed with the Securities and Exchange Commission on April 8, 2021)
10.2+	Repurchase Agreement, by and among Twin Vee PowerCats, Inc., Twin Vee Catamarans, Inc. and Northpoint Commercial Finance LLC, dated May 18, 2016 (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1/A, File No. 333-255134, filed with the Securities and Exchange Commission on June 2, 2021)
10.3	Inventory Blanket Repurchase Agreement by and between Twin Vee Catamarans, Inc. and Bank of the West, dated January 12, 2017 (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, File No. 333-255134, filed with the Securities and Exchange Commission on April 8, 2021)
10.4+	Inventory Financing Agreement, between GE Commercial Distribution Finance Corporation and Twin Vee Catamarans, Inc., dated January 28, 2010 (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, File No. 333-255134, filed with the Securities and Exchange Commission on June 2, 2021)
10.5	Lease Agreement, by and among Visconti Holdings, LLC, Twin Vee Catamarans, Inc. and Twin Vee PowerCats, Inc., dated January 1, 2021 (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, File No. 333-255134, filed with the Securities and Exchange Commission on April 8, 2021)
10.6	SBA Loan Authorization and Agreement, dated April 21, 2020, with Twin Vee PowerCats, Inc. (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, File No. 333-255134, filed with the Securities and Exchange Commission on April 8, 2021)
10.7†	Twin Vee PowerCats Co. Amended and Restated 2021 Stock Incentive Stock Plan (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1/A, File No. 333-255134, filed with the Securities and Exchange Commission on June 2, 2021)
10.8†	Employment Agreement, dated June 9, 2021, with Joseph Visconti (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1/A, File No. 333-255134, filed with the Securities and Exchange Commission on June 17, 2021)
10.9†	Employment Agreement, dated June 9, 2021, with Preston Yarborough (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1/A, File No. 333-255134, filed with the Securities and Exchange Commission on June 17, 2021)
10.10†	Paycheck Protection Program Second Draw Promissory Note, dated March 19, 2021 (Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1/A, File No. 333-255134, filed with the Securities and Exchange Commission on June 17, 2021)
10.11†	Employment Agreement dated as of October 1, 2021 by and between Twin Vee PowerCats Co. and Carrie Gunnerson, Effective October 1, 2021 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-40623) filed on October 4, 2021)
10.12	Transition Services Agreement, dated August 16, 2022, by and between Forza X1, Inc. and Twin Vee PowerCats Co. (Incorporated by referenced to Exhibit 10.2 to the Company's Current Report (File No. 001-40623) on Form 8-K filed on August 17, 2022)
10.13	F Agreement, dated August 17, 2022, by and between Forza X1, Inc. and OneWater Marine, Inc. (Incorporated by referenced to Exhibit 10.1 to the Company's Current Report (File No. 001-40623) on Form 8-K filed on August 18, 2022)
10.14†	Amendment, dated August 22, 2022, to Employment Agreement, dated October 1, 2021, by and between Twin Vee PowerCats Co. and Carrie Gunnerson (Incorporated by referenced to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-40623) filed on August 22, 2022)

Exhibit No. Description

10.15†	Amendment to Employment Agreement between Twin Vee PowerCats Co. and Joseph Visconti, effective as of October 20, 2022 (Incorporated by referenced to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-40623) filed on October 21, 2022)
21.1*	Subsidiaries of Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of the Principal Executive Officer Pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Principal Financial Officer and Principal Accounting Officer Pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification by the Principal Financial Officer and Principal Accounting Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation*
101.DEF	XBRL Taxonomy Extension Definition*
101.LAB	XBRL Taxonomy Extension Labeled*
101.PRE	XBRL Taxonomy Extension Presentation*
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)
*	Filed herewith.
†	Management contract or compensatory plan or arrangement required to be identified pursuant to Item 15(a)(3) of this Annual Report.
+	Certain portions of this exhibit indicated therein by [**] have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Vee PowerCats Co.
(Registrant)

Dated: March 29, 2023 | /s/ Joseph C. Visconti
Joseph C. Visconti
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant, Twin Vee PowerCats Co., in the capacities and on the date indicated

Signature	Title	Date
/s/ Joseph C. Visconti Joseph C. Visconti	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 29, 2023
/s/ Carrie Gunnerson Carrie Gunnerson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 29, 2023
/s/ Preston Yarborough Preston Yarborough	Vice President and Director	March 29, 2023
/s/ Bard Rockenbach Bard Rockenbach	Director	March 29, 2023
/s/ James Melvin James Melvin	Director	March 29, 2023
/s/ Neil Ross Neil Ross	Director	March 29, 2023
/s/ Kevin Schuyler Kevin Schuyler	Director	March 29, 2023

